NHC

NATIONAL HEALTHCARE CORPORATION

Caring for the Greatest GENERATION

ANNUAL REPORT
2007


MEMOIR

FINANCIAL AND HEALTHCARE HIGHLIGHTS

(dollars in thousands, except per share amounts)

Year Ended December 31	**2007**	2006	2005	2004	2003
Operating Data:					
Net revenues	**$598,034**	$562,958	$542,381	$521,829	$472,864
Total costs and expenses	**525,800**	508,679	495,691	481,774	439,577
Income before income taxes	**72,234**	54,279	46,690	40,055	33,287
Income tax provision	**26,785**	17,539	18,055	16,083	13,335
Net income	**45,449**	36,740	28,635	23,972	19,952
Dividends to preferred shareholders	**1,831**	–	–	–	–
Net income available to common shareholders	**43,618**	36,740	28,635	23,972	19,952
Earnings per share:					
Basic	**$3.47**	$2.99	$2.34	$2.05	$1.72
Diluted	**3.36**	2.85	2.24	1.95	1.65
Cash dividends declared:					
Per preferred share	**$0.169**	–	–	–	–
Per common share	**0.810**	0.690	0.575	0.500	–
Balance Sheet Data:					
Total assets	**$698,408**	$471,477	$410,625	$373,117	$352,393
Accrued risk reserves	**88,382**	76,471	70,290	62,354	43,953
Long-term debt, less current portion	**10,000**	10,381	13,568	16,025	19,000
Debt serviced by other parties	–	–	–	1,494	1,727
Stockholders' equity	**455,708**	249,142	203,059	182,348	151,027
Other Data:					
Long term care centers					
Total operating centers	**73**	74	74	74	76
Owned or leased centers	**48**	48	48	48	49
Centers managed for others	**25**	26	26	26	27
Total licensed beds	**9,153**	9,245	9,177	9,177	9,332
Beds owned or leased	**6,539**	6,481	6,151	6,151	6,235
Beds managed for others	**2,614**	2,764	3,026	3,026	3,097
Homecare					
Homecare programs	**32**	30	30	31	32
Retirement					
Retirement centers	**6**	6	6	6	6
Retirement apartments	**488**	488	488	488	464
Assisted living units	**830**	830	830	830	844

COMPARISON OF CUMULATIVE TOTAL RETURN



400
300
200
100
0
Dollars

	2002	2003	2004	2005	2006	2007
NHC	$100.0	$129.47	$232.52	$250.17	$374.57	$356.12
S&P 500	100.0	128.68	142.69	149.70	173.34	182.87
S&P 1500 Health Care Index	100.0	117.63	121.56	130.67	130.77	150.98

Dear Shareholder,

National HealthCare Corporation has the distinct privilege of caring for more than 10,000 patients every day who are part of what has been called "The Greatest Generation." In the first few pages of this annual report, we are honored to present just a few of these distinguished ladies and gentlemen and to share their stories of one of the most challenging periods in American history. We owe a deep dept of gratitude to this generation for their dedication and sacrifice, which secured our freedom and preserved democracy.

On behalf of more than 10,000 partners who serve our patients and residents every day, I want to thank you, our shareholder, for your trust and confidence in NHC. Our founder, Dr. Carl Adams, was a part of this "Greatest Generation," and his vision lives on in our commitment to providing care and services to our patients.

As a provider of senior care services, we have many opportunities. From fighting for adequate reimbursement, as determined by federal and state agencies, to combating the epidemic of frivolous lawsuits that plague our industry, we must constantly advocate for those who are entrusted to our care.

As our mission statement reflects, we are determined to be a leader in customer and investor satisfaction. Our occupancy levels, customer and partner satisfaction scores, quality of care indicators and earnings per share are among the best in the long term care industry. I know that you, like me, are proud to be a part of this great company providing service to a "Great" generation.

Earnings and Financial Position
Net income for the year ended December 31, 2007, was $45,449,000 or $3.47 per share basic compared to $36,740,000 or $2.99 per share basic for the year ended December 31, 2006. This is an an increase of 23.7% and 16.0%, respectively. Revenues in 2007 were $598,034,000 compared to $562,958,000 in 2006.

Highlights in 2007 include the merger with National Health Realty, Inc., which increased shareholder equity by $170,555,000, and the completion of a $75,000,000 Revolving Credit Agreement that will help fund further growth strategies. Our net income for 2007 (includes net of applicable income taxes) $6,665,000 of gains on the sale of assets, $6,000,000 recognition of deferred gain from National and an $8,143,000 recovery of notes receivable.



Our occupancy and census mix continue to be strong at our health care centers. In 2007 our occupancy was 92.5%. Private pay and Medicare revenue accounted for 68% of our total revenue in 2007 compared to 67% in 2006.

Dividends
NHC increased its dividend on common stock by 17% in the second quarter of 2007. The current quarterly dividend is $0.21 per common share. We will continue to evaluate common dividends for appropriateness. In addition, shareholders of NHC's Series A convertible preferred stock receive a dividend at the rate of $0.80 per share per year.

Future
In 2008 NHC has already completed acquisition of Holston Health and Rehabilitation Center in Knoxville, Tennessee, and has been engaged to manage McKendree Village, Inc., in Hermitage, Tennessee. We have started construction of a 60-bed addition to NHC North Augusta in North Augusta, South Carolina, and plan to start construction on a new 120-bed health care center in South Carolina later this year. We continue to evaluate expansion opportunities in all areas of senior care and also expect to break ground on a new assisted living/dementia care center in 2008.

Thank you for your continued trust and investment in NHC. We will remain steadfast in our commitment to you, our investors, to our partners and most importantly to the patients we care for each and every day.

Sincerely,

Robert G. Adams
President



JOHN RICHMOND, RESIDENT AT ADAMSPLACE INDEPENDENT LIVING, REMINISCES ABOUT FLYING THE B-24 "LIBERATOR" DURING WORLD WAR II.

"The Greatest Generation"

This is a term used to describe those U.S. citizens, both men and women, who fought in World War II, as well as those who kept the home front intact during that time. This generation was born from about 1911 through 1924, and those who survived the war went on to build and rebuild the United States' industries.

Broadcast journalist Tom Brokaw's popular book, *The Greatest Generation,* highlights the fact that these Americans all came of age during the Great Depression and the Second World War, and that both these events had a huge impact on their lives in the years following. "This generation was united not only by a common purpose, but also by common values." Values of "duty, honor, economy, courage, service, love of family and country, and, above all, responsibility for oneself."

National HealthCare Corporation's culture is based on these same values of duty, honor, economy, courage, service and love for others. NHC is very privileged and honored to care for and serve this generation of customers. Their stories are great testimonies to the heroes who live among us and inspire us to be better people in service to others.

JOHN RICHMOND, SHOWN HERE IN HIS WWII OPEN-COCKPIT FLYING GEAR FROM PRIMARY FLIGHT TRAINING.



John Richmond

John Richmond has lived at **AdamsPlace Independent Living** in Murfreesboro for nearly 10 years. He was born in 1923 and grew up in Nappanee, Indiana. He and a high school friend enlisted in the U.S. Army Air Corps about six months after the Japanese bombed Pearl Harbor. He enlisted instead of waiting to be drafted. Laughing, Richmond explained, "We wanted to do our part – and it wasn't going to take long, you know!" Everybody in those days was patriotic and wanted to do whatever they could to help in the war effort. Richmond applied to aviation cadet school and was accepted; he was then sent to pilot training at Maxwell Air Force Base in Montgomery, Alabama. Following training, he was assigned to bombers and flew the B-24 "Liberator." "My mother prayed me into bombers," he commented. "She thought it was safer! How wrong she was…" Richmond laughed. "You were quite a target for antiaircraft fire and fighter attacks."

Assigned to the European theatre, Lieutenant Richmond flew his first mission of 30 with the Eighth Air Force in England on January 11, 1944. In concert with the British Air Force, their orders were to strike primarily at German airpower – airfields and industrial plants. The longest flight was about 8 1/2 hours – it was cold (no heat or pressurized cabins) and the flight suits were cumbersome, with a flak vest and parachute added to the bulky flight suit itself. Only later in the war were the flight suits heated for their sometimes 35-degree-below-zero air journeys. Quite a contrast to today's commercial airline flights!

Richmond's 30th and last mission was flown on May 23, 1944, just before the D-Day invasion. "By D-Day I was in Edinburgh, Scotland. We celebrated D-Day at the apartment of the Russian Naval Attache – he was entertaining two Russian admirals, who spoke no English, but we could all lift a celebratory glass together."

Richmond, now a captain, was back from his overseas service by the time he was 21, having been awarded four air medals and the Distinguished Flying Cross. He recalls the huge impact that World War II service had on his life – "for one thing, there was the GI Bill, which I took advantage of when I enrolled at Northwestern University. Back then, you had only to walk into the admissions office with your high school transcripts and tell them you wanted to go to college!" He is well aware that he is "one of the lucky ones" who got to come home in one piece, but his memories of that wartime service are, on balance, good ones. The other major impact his wartime service/GI Bill education had on his life was the result of being seated alphabetically in freshman English class next to a "cute girl from Murfreesboro, Tennessee, named Mary Alice Robison." They raised a family and were married for 57 years before her death in 2004. He worked in various executive positions at Johnson Wax for 20 years before moving to Tennessee and buying a small manufacturing company, which he ran until he sold it and retired in 1991. ★

JOHN RICHMOND WITH DAUGHTER MARCIE, WHO SERVES NHC ADAMSPLACE AS DIRECTOR OF INDEPENDENT LIVING. THEY ARE SHOWN HERE HOLDING PICTURES OF JOHN AND HIS WIFE, MARY ALICE, DURING TWO DIFFERENT SEASONS OF THEIR LIVES TOGETHER.





In 1995 Richmond's children gave him a gift that he will never forget. One of the old **B-24 LIBERATORS** that he flew in the war came to the airport in Murfreesboro. It was brought in by the Collings Foundation, which restores and maintains old WW II aircraft. His gift was the honor of once again piloting the "Liberator." He said it was such a thrill and he enjoyed it so much that he returned the favor and paid for his family to ride up with him on a second flight.

John Turner

Another WWII pilot has temporary residence at **NHC Springfield** in Springfield, TN, where he is receiving therapy services before returning to his home. Dr. John Turner is no stranger to **NHC Springfield**, as he is a former Medical Director, and continued to visit patients at the center even after his retirement. Dr. Turner is well known in the community, and says he delivered 2,000 babies in the county. Even today he moves through the hallways checking on how people are doing, conversing with other patients, family members and NHC partners. He is known as a very kind, giving gentleman who would do anything for you.

Even though Dr. Turner is a well-known pillar of the community, not many people know the details of his life during WWII. Turner was extremely proud to serve his country, but chooses not to talk about his experiences in detail. He is much more at ease talking about his life before and after the war. He ran track in high school and played tennis in college. Today he still enjoys a good game of golf with his friends. Many of Dr. Turner's years as a doctor were spent at Baptist Hospital. He also served as an NHC Medical Director, and was friends with Dr. Carl Adams (founder of NHC). His wife was best friends with Mrs. Adams, and he says the Adams were a blessing to them both. Mrs. Turner died in 2004, but he has wonderful memories of times they spent together, some of which include traveling with the Adams on NHC business trips. He is currently working diligently with his physical therapist so that he can return home. Even though he likes to joke with the therapists, and is often heard "cheating" while counting his repetitions on leg lifts and other exercises, he knows the importance of his therapeutic plan of care and looks forward to returning to his previous lifestyle.

Dr. Turner's memories of the war are not as pleasant for him to recall. His first realization that the war was "real" was when he got a letter from his sister telling him that his brother had been killed serving as a chaplain in the war. Like other pilots, Dr. Turner fought many battles in the air, but he had an additional battle to fight on the ground as a prisoner of war. Turner was the pilot of a B-26, which was one of the fastest fighter bombers and was capable of landing and taking off at 150 mph. The commander of the 319th Bomb Group chose Turner as



one of the best pilots for a mission to sink ships in the Mediterranean. During the mission Turner's plane came under attack, but he was still able to hit his target and sink the ship. During the next mission, flying from Tunis, South Africa, to Naples, Italy, he was hit again; with only one engine and little gas, he was still able to steady the plane and get over land so that his entire crew could jump out. The plane was dangerously low as Turner prepared to jump. At the last minute, he realized he'd left his pack of cigarettes and went back in for them. When he jumped, his parachute caught in some trees, and he was cut down by three Italian (enemy) soldiers. They tore the insignia off his uniform and ripped his cigarettes to shreds, looking for hidden military secrets that he might be carrying. One soldier told him to run, and he painfully remembers running for his life, only to be chased down and caught again.

Several stories about life in prison camps are painfully imbedded in Turner's mind. At one camp the prisoners were forced to march for two days and two nights in subfreezing temperatures in six inches of snow. At another camp, he says, "The bed bugs ate us up." A fellow prisoner at one of his camps was a court reporter before the war. Turner says this guy would secretly get the BBC signal at night and could quickly transcribe the information. He'd put the information on small strips of paper for each barrack to pick up and read to the prisoners. This was very risky, but it kept the men informed of what was happening outside of their camp.

Dr. Turner becomes very emotional when telling about the end of the war. The prisoners knew that Patton was getting close, as they could hear his cannons in the distance. Patton got word to them, saying, "I know where you are." They knew when the attack on the camp would

JOHN TURNER AND NHC SPRINGFIELD ADMISSIONS COORDINATOR, BECKY MARTIN.



occur, and Turner hid in a small enclosed area in a kitchen. After the shooting ceased, all the prisoners came out of hiding. Patton arrived in a tank, which mowed down the fence. He got out of the tank, and Turner stood just 15 feet from him. The best-remembered of Patton's trademarks are two ivory-handled revolvers that he carried, although some people believe them to be fictional. Turner says, "I saw them with my own eyes that day." He remembers how Patton made the soldiers feel as he spoke to them. Even though the prisoners were sick and suffering from depression and other physical and psychosocial problems, Turner says, "Patton's words rejuvenated us. We knew we were liberated and free, and our spirits came back." When Turner returned to the states, he was also honored to have General Eisenhower shake his hand and welcome him home. ★

Turner was a POW for about two years. The first four months were spent in a camp outside of Rome. From there he was transferred to another camp by way of railroad, with 50 prisoners loaded in each boxcar. One prisoner tore a hole in the floor of the boxcar next to Turner's, and many escaped. At one point the American bombers attacked the train, and as the Germans jumped into the trenches one of the prisoners got out, released the latches on the boxcar doors, and Turner jumped out and ran. He got about three blocks out of town, only to be recaptured by the Germans. They reloaded him on the boxcar and took him to **MUSENBURG, GERMANY,** where he stayed for about three months before going to two other camps before the end of the war.

POW FOR TWO YEARS



JOHN TURNER HOLDING PHOTO OF HIMSELF IN WWII AIR FORCE UNIFORM.



11 August
Darling,
AIR MAIL
letter today. O.K.?
All my love, always



We Can Do It!
33
USA

Margaret B. Cartwright

Our servicemen and women were supported back home in many different ways. Margaret B. Cartwright was one of many ladies who **WORKED IN FACTORIES THAT SUPPORTED THE WAR EFFORT.** She cut out metal parts for airplanes in a factory off Murfreesboro Road in Nashville. Her husband, Mark Prince Cartwright, was drafted, and served as a tank commander. Mrs. Cartwright says she was lonesome while he was gone, but **THEY WROTE LOVE LETTERS** back and forth.

MARGARET CARTWRIGHT WITH NHC HENDERSONVILLE RECREATION DIRECTOR AMY GOODWIN AND RECREATION COORDINATOR JENNY FANN.

WHEN MARGARET CARTWRIGHT'S HUSBAND DIED SHE PLACED HIS WEDDING RING ON HER MIDDLE FINGER, NEXT TO HER WEDDING BAND.

Mark Cartwright came home after being wounded in an attack off the coastline of Germany. He and Margaret lived with a friend, as they didn't have much money, and he couldn't work for a while. After he recovered from his injuries, he got a job with the U.S. Postal Service.

The Cartwrights were accustomed to being together most of their lives. They grew up in the same neighborhood and walked to school together. She says he finally asked her to marry him " 'cause he didn't want anyone else to get me." Margaret remembers a lot of laughter during their many years together, and adds, "We kissed a lot too." Their friends called them "the lovebirds." They have two children, and Margaret says, "We purposely spaced them four years apart so that we wouldn't have to pay for two in college at one time."

Margaret Cartwright misses her husband, who passed away on March 7, 2006. She talks about him often and wears both of their wedding bands on her left hand. Her room is filled with family pictures that she is extremely proud to share with anyone who visits. She stays busy in her current home at **NHC Hendersonville**, and enjoys all the social events, including the Red Hat Society. Margaret continues to share her laughter with others, and has frequent visits from friends and family. She also has a very gentle and sincere way of sharing her lifetime of experiences and life lessons with the younger generations. Most recently, one of the partners at NHC was getting married, and Margaret wrote her a beautiful letter filled with advice on love and marriage, saying, "Don't ever fuss too long; forget it and move along." ★

MARGARET SMILES AS SHE REMINISCES ABOUT HER HUSBAND, WHOSE WWII PHOTO HANGS ON THE WALL IN HER ROOM AT NHC HENDERSONVILLE.



NAVY


OLIVER


USS INDEPENDENCE

MANY RESIDENTS OF NHC PLACE AT COOL SPRINGS IN FRANKLIN, TENNESSEE, ARE ALSO FROM "THE GREATEST GENERATION" AND SERVED IN VARIOUS CAPACITIES DURING THE WAR. SHOWN HERE FROM LEFT TO RIGHT ARE OREN OLIVER, TERRY THERON RICE, DEAN J. ABERNATHY, SR., AND BIRNEY ALPHIN. THEY RECENTLY GOT TOGETHER IN THE LIBRARY TO SHARE SOME OF THEIR WARTIME STORIES.



Oren Austin Oliver, Jr.

At 89 years of age, Oren Austin Oliver, Jr., still has a wonderful sense of humor, a great laugh and a passion for telling his war stories. Oliver was born on Friday the 13th, and says, "Every Friday the 13th is my lucky day!" He is very proud to have served in the war, and says

HE HASN'T TAKEN OFF HIS DOG TAGS SINCE THE DAY HE GOT THEM IN 1938.


USS INDEPENDENCE

He joined the Navy right after the Pearl Harbor attack, and stayed in for six years. Oliver was a Petty Officer First Class and an Aviation Metalsmith First Class. Many of Oliver's stories are about crazy things he and his buddies did to bring a little excitement to such a horrible time. He still today gets in a little friendly banter with other military men in different branches of service about how the Navy is the best.

Oliver chuckles as he tells about his near mishap on the USS Independence. When the planes landed on the ship, a huge steel hook on a cable was designed to stop them from going off the other end. Oliver was on the catwalk that circled around the ship, and was just a little lower than the main deck where the planes landed. A cable that was stretched by an incoming plane broke and went soaring over Oliver's head, missing him by inches. The plane went flying into the "brink" (sea) and the crew members on the ship, as well as the pilot sitting out in the water, were all laughing at Oliver and the expression on his face as he ducked. After pulling out the pilot, they had no choice but to cut the plane loose and let it sink in the water. Even though this was a costly loss for the Air Force, the story is still one of the funnier ones in Oliver's memory. ★



BATTLE OF THE BULGE

DEAN ABERNATHY, RESIDENT AT NHC PLACE COOL SPRINGS, WAS AWARDED THE PURPLE HEART AND THE BRONZE STAR.



Dean J. Abernathy, Sr.

Dean J. Abernathy, Sr., was in high school when the war began, and he went into the Naval Flight program because he had always wanted to be a pilot. But, after learning that he was color blind, Abernathy was told he couldn't fly. He made the decision to go to junior college, where he studied music and played the trumpet until he was drafted.

After enlisting, he was sent to Basic Infantry training at Camp Wolters in Texas. When it came time for Abernathy to be shipped out, he reported to the Brooklyn Naval Yard to meet his ship. He remembers watching the huge ship approach the dock and get just a bit too close. "Sure enough, the ship hit the dock and knocked a hole in its own side," notes Abernathy. "We then got passes to New York City while the ship was being repaired." He remembers going to Times Square and ordering a Coca Cola. "A young man hurried in the side door of the drugstore on Times Square. He remarked that it looked as if I were headed overseas, which was true. He asked me what I did before I got in the Army. I told him I went to college and I studied music. Then he says, 'Well – how about that. That's my field – I'm singing at the theater next door.' I asked him his name and he answered, 'Perry Como'."

The largest land battle of World War II was the Battle of the Bulge. The battle began as a surprise attack by the German troops from southern Belgium into Luxembourg, and lasted from December 16, 1944, until the end of January, 1945. On January 6, in deadly cold winter weather, Dean Abernathy was dodging artillery in the midst of the Ardennes forest of Belgium. A tree above him was hit, and shrapnel fell on him. His helmet saved the top of his head, but the shrapnel split his nose and his lip wide open. Abernathy says, "Our squad was a band of brothers, and the movie *Saving Private Ryan* is very realistic." His buddies, who fondly called him "Ab," tried their best to stop the bleeding by sprinkling sulfa on the wounds and binding them up. Abernathy was losing a great deal of blood, and he remembers talking to the Lord. "Lord, if there's something you want me do in the future, please save me."

A tank took him to an aid station, and he heard the doctor say, "He's bled white, and we can't help him. We're out of plasma." A young medic checked him and told the doctor, "I can hear his heart hittin' a lick every now and then." But the doctor still maintained there was nothing they could do for him without a supply of blood. The medic looked at "Ab's" dog tag and said, "He's got the same blood type as me." He and another medic hooked up a direct transfusion and soon Abernathy's eyelids were open and they could hear his heart beating. Just about this time an ambulance rolled into the aid station. They threw the doors open and began to unload plasma. "They grabbed me and three other men and put plasma needles into our arms," recalls Abernathy. "Then they put us in the back of that same ambulance – two up and two down – and headed for the tent hospital at Leige" (about 20 miles away).

A Major came to clean up Abernathy in the hospital, and they discovered that their families were located in the same city of Tampa, Florida. The Major, knowing that Abernathy's family would not get any details about his injuries, said to Abernathy, "All that your parents will get is a telegram telling them that their son has been critically wounded in action. I'm going to write my mom and tell her to phone your mom and tell her you'll be "OK.""

While still in the hospital, Abernathy was awarded the **Purple Heart** and the **Bronze Star.** He was also handed a certificate written in French, and it wasn't until after the war that he understood what that "little piece of paper was all about." After going back to college and graduate school, Abernathy became a pastor. Many years after the war he and his wife, Jimmie, who currently resides with him at NHC Place, went on a mission to Belgium to fill in at an international church that needed a pastor for four months. While there, he shared his memories of the war with a Lieutenant Colonel from a base near Paris who asked, "Could I see that little piece of paper you got in the hospital during the war?" He showed the certificate to a Belgian General who, after reading it, made plans to award a decoration to Abernathy. He and his wife were then invited to Mons, Belgium, where they discovered that the certificate was originally authorized by the Prince of Belgium for an award called the Belgian Fouraguerre. That day, some 50 years after being wounded in The Battle of the Bulge, Dean J. Abernathy, Sr., was decorated with a beautiful, brightly colored braid to thank him for his bravery and service to their country. Abernathy is very humble about the recognition he received, but quite honored to have been decorated with all his prestigious awards, and proud to have been involved in such an important time when he could serve his country and our allies. ★

Birney Alphin



POSTAGE
BERMUDA

Birney Alphin began training at the Field Artillery Replacement Training Center at Fort Bragg, North Carolina.

He was later sent to the OD&RD in Charleston, South Carolina, for one week, and then, without knowing where he was going, was put on a ship that eventually arrived in Bermuda. The ship had one large cabin where everyone slept. Alphin says, "The space was filled with row after row of bunks, which were stacked three deep. The not-so-gentle motion of the ship as it sliced through the crests and troughs generated by a howling storm that raged was unsettling to the stomach. In spite of the choppy waters caused by the storm, the ship was following a course of random, erratic zigzags, to dodge unseen torpedoes from the sneaky German subs that populated the North Atlantic during the early months of 1942." While in Bermuda, Alphin completed military police training.

Details of his time in the military were taken from letters he sent to his sister, which she saved. Even though there were very strict rules about what could and couldn't be said in the letters, Alphin was able to pull out enough information to write his memoirs. He says all mail was heavily censored. When a soldier wrote a letter he placed it unsealed in a box in the unit office. "The letter would then be read by a designated unit censor" recalls Alphin. "If the letter contained anything that did not satisfy the censor, it would be returned to the sender, with an explanation of what must be removed."

To handle the stress of wartime, "A great sense of humor was a necessity," noted Alphin. The soldiers also appreciated any downtime awarded them while in service. Some of Alphin's more pleasant memories of Bermuda come from the USO shows. His camp was used by the performers to polish up and shorten their performance format before they went on to England or North Africa to perform for live audiences. He got to see many of the stars, and remembers Judy Garland as one of them.

Today Alphin says he "loves to talk," and he stays involved in various social events at **NHC Place at Cool Springs** as well as in the community. He enjoys walking, and can be seen putting on his coat and hat even on the coldest of days to get his exercise. Watching the stock market and attending church on a regular basis are also current pastimes of this World War II veteran. ★

Theron J. Rice



TERRY RICE, IN HIS APARTMENT AT NHC PLACE AT COOL SPRINGS, LOOKS THROUGH ONE OF HIS FOUR SCRAPBOOKS OF ARTICLES AND MEMORABILIA COLLECTED DURING THE WAR.

Marine Sergeant Theron J. "Terry" Rice and his late wife, Margaret, were the first residents to move to the assisted living area of **NHC Place at Cool Springs.** In response to a request from a family member, Rice recently documented the memories of his time in the war and created a memoir for them.

Rice spent three years of World War II with Marine fighter and dive-bomber squadrons in the South and Central Pacific. He was one of 400 newspapermen recruited into a USMC Combat Correspondent organization, whose primary job was to assist the civilian press in obtaining its first day stories of major combat operations. Its secondary job was to tell the story of the Pacific War as seen through the eyes and experiences of individual marines. This was accomplished by earmarking stories and pictures of individual marines for their hometown newspapers. During his three years in the Pacific, Rice filed more than 600 stories. ★


MARINE
This is a COMPLETE Edition

MARINE SERGEANT T. J. RICE AS A COMBAT CORRESPONDENT, TYPING A STORY IN THE MIDDLE OF A FIELD. IN ORDER TO COLLECT THE "FIRST DAY" STORIES OF COMBAT AND RECORD THEM SOON AFTER HEARING OR EXPERIENCING THEM, RICE CARRIED THE SEVEN-POUND SWISS HERMES TYPEWRITER WITH HIM BY STRAPPING IT TO HIS BACK.

JOE JACKSON, RESIDENT AT ADAMSPLACE INDEPENDENT LIVING, REFLECTS ON "THE GREATEST GENERATION."



Joe B. Jackson

Joe B. Jackson, another resident at **AdamsPlace Independent Living**, served as Mayor of Murfreesboro, Tennessee, from 1982 to 1998, but his public service really began during World War II. After graduating from high school, he worked as a welder for Bethlehem Steel in Baltimore building Liberty ships. After the war got underway he joined the Marines and was sent for basic training at Ft. Oglethorpe, which also trained WACs. He says, "I tried to join the WACs but they wouldn't let me." Jackson was then asked to join the Raiders, which took him to the Pacific theatre with the Third Marine Division. Prior to full-scale American landings, the Raiders would go in for surveillance and special jobs in support of the landings. Jackson saw duty in the Solomon Islands, Guadalcanal and Guam, among other places. Reflecting on himself and his compatriots, he says, "We were loaded to go to Iwo Jima, but the Americans dropped the bombs on Japan, which changed our plans. Talk about a group of happy people."



One of his first assignments on Guam involved going in on a landing craft, digging a foxhole, and later driving a tractor in the dead of night to help haul in food and supplies from the landing craft, which was moored 200 yards out at the edge of the coral reefs. "A jimmy-rigged flashlight hidden in plastic piping was your only guide on a moonless night, and if you didn't manage to follow that flashlight, you'd be utterly lost," Jackson remembered. The next morning the Marines came in full force, "climbing up those bluffs like you saw on 'Saving Private Ryan,' and all we could do in the foxholes was watch our Air Force bombing over our heads." One of the worst sights Jackson remembers was the Corpsmen hauling truckloads of dead marines "stacked like cordwood – there was no time to do anything else but to get them back quickly behind the front lines for identification."

In reflecting on the servicemen and the great deal of stress during those times, he says, "Not only did you feel an obligation for your country, but you were trying to protect your life and the lives of your buddies." Any downtime they could take was helpful. Jackson remembers receiving cigars from his mother. In the foxhole late at night he would cover up so his light couldn't be seen, light the cigar and "just lie back and reminisce about life back home."

The next assignment for the Marines in the Pacific was for each Marine Division to lead landings on the main island of Japan. These were done at separate locations, but at the same time, with the support of the Air Force, Navy and Army, all as the "Grand Finale" to the war with Japan. Thanks to the "intestinal fortitude" of the president, the two "Big Bombs" got the attention of the Japanese leaders.

Finally came the surrender of the Japanese and the seemingly endless wait to get home. Jackson got to San Diego just before Christmas of 1945. A cross-country train ride took him to Charlotte, North Carolina, where two cab drivers agreed to drive him and about 10 friends back to Tennessee for $75 for each of two cabs. "I arrived on the 24th, but hadn't told my parents in case something slowed me down – what a great reunion that was!"

With the war ended, "My main objective, with the help of the GI Bill, was to pursue my education. A chance meeting with a former high school coach on the train east persuaded me to come to the 'quiet, peaceful little town' of Murfreesboro to attend college." He met his wife Frances there, and they returned to Chattanooga for a time before his father-in-law persuaded him to come into business at Home Roofing and Building Co. in Murfreesboro. Along the way, he managed to finish law school in Nashville.

Public service came naturally to Joe B. Jackson; when former Murfreesboro City Council member John Rucker decided to run for State Senate, Jackson ran for his seat on council and stayed a total of 30 years, including the last 16 as mayor.

Jackson reflects on "The Greatest Generation" designation and says, "It wasn't just the soldiers who fought, but the people on the home front – women in the factories, teenagers and older folks who couldn't serve – keeping everything going back home. It amazes me how they took over those responsibilities. To me, they are the heroes – they handled our nation and ran our government while we were gone." ★



JOE JACKSON'S SCRAPBOOK REMAINS OPEN ON THE COFFEE TABLE IN HIS APARTMENT AS HE REMINISCES ABOUT WWII.

"We all worked together as a team. We had a mutual interest with a COMMON CAUSE. In my opinion, never have we seen, nor will see again, such a spirit of dedication, integrity and determination by a nation as was displayed in those years."

Caring for the Greatest GENERATION

provides inspiration to our NHC partners. Inspiration to continually strive for excellence in customer service in the same manner that these individuals served their country with love and dedication. This generation of customers gives us great hope and motivation to continue CARING IN A BETTER WAY, DAY BY DAY.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File No. 001-13489

NHC

NATIONAL HEALTHCARE CORPORATION

(Exact name of registrant as specified in its Corporate Charter)

Delaware	**52-2057472**
(State of Incorporation)	*(I.R.S. Employer I.D. No.)*

100 Vine Street
Murfreesboro, Tennessee 37130
(Address of principal executive offices)
Telephone Number: **615-890-2020**

Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	*Name of Each Exchange on which Registered*
Shares of Common Stock	**American Stock Exchange**
Shares of Preferred Cumulative Convertible Stock	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (a) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (as defined in Rule 12b-2 of the Act). Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates on June 30, 2007 (based on the closing price of such shares on the American Stock Exchange) was approximately $295 million. For purposes of the foregoing calculation only, all directors, named executive officers and persons known to the Registrant to be holders of 5% or more of the Registrant's Common Stock have been deemed affiliates of the Registrant. The number of shares of Common Stock outstanding as of March 5, 2008 was 12,767,805.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K:

The Registrant's definitive proxy statements for its 2008 shareholder's meeting.

TABLE OF CONTENTS

PART 1

ITEM 1. BUSINESS.

GENERAL DEVELOPMENT OF BUSINESS

National HealthCare Corporation, which we also refer to as NHC or the Company, began business in 1971. We were incorporated as a Delaware corporation in 1997 when we changed from partnership form to corporate form. When we indicate "NHC", we include all majority-owned subsidiaries, partnerships and limited liability companies in which we have an interest.

Our principal business is the operation of long-term health care centers with associated assisted living and independent living centers. Our business activities include providing subacute skilled and intermediate nursing and rehabilitative care, senior living services, home health care services, management services, hospice services, accounting and financial services and insurance services. We operate in 12 states, and our owned and leased properties are located primarily in the southeastern United States.

Merger of National HealthCare Corporation and National Health Realty, Inc. and Issuance of NHC Convertible Preferred Stock

On October 31, 2007, NHC completed its acquisition of National Health Realty, Inc., ("NHR") as contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated December 20, 2006, by and among Davis Acquisition Sub LLC, NHC/OP, L.P., NHR and NHC, following the approval of the merger by the stockholders of NHR and the adoption of the amendment to the Certificate of Incorporation of NHC and approval of the issuance of shares of NHC Series A Convertible Preferred Stock ("NHC Preferred") by the stockholders of NHC.

Pursuant to the terms of the Merger Agreement, NHR merged into Davis Acquisition Sub LLC, a wholly-owned subsidiary of NHC. Each share of NHR, issued and outstanding immediately prior to the merger, and not owned by Davis Acquisition Sub LLC, NHC/OP, L.P., or NHC, was converted into the right to receive $9.00 in cash, without interest and one share of NHC Preferred.

Each share of the NHC Preferred is entitled to annual preferred dividends of $0.80 per share and has a liquidation preference of $15.75 per share. The NHC Preferred, which is listed on the American Stock Exchange with the symbol "NHC.PR.A", is convertible at any time at the option of the shareholder into NHC common stock at a conversion price of $65.07. Each share of the NHC Preferred is convertible into 0.24204 of a share of NHC common stock. After the 5th anniversary of the closing date, NHC will have the option to redeem the NHC Preferred, in whole or in part, for $15.75 cash per share (plus accrued but unpaid dividends); provided that the NHC Preferred will not be redeemable prior to the 8th anniversary of the closing date unless the average closing price for NHC common stock for 20 trading sessions equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHC stock splits or stock dividends. The cash required to complete the merger was provided substantially from NHC's existing liquidity reserves.

NHC paid a total of approximately $97,571,000 in cash to NHR stockholders, plus cash in lieu of fractional shares, and issued 10,841,062 shares of NHC Preferred with a liquidation preference of $170,555,000 pursuant to the terms of the Merger Agreement, based on the number of NHR shares of common stock deemed outstanding on October 31, 2007, as calculated under the Merger Agreement.

Accounting Treatment of the Purchase – NHC accounted for the merger as a purchase transaction under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets purchased and liabilities assumed were recorded, as of the completion of the merger, at their respective fair values and added to those of NHC. The financial condition and results of operations of NHC after completion of the merger include the balances and results of the purchase beginning on November 1, 2007 and are not restated retroactively to reflect the historical financial position or results of operations of NHR.

Following the completion of the merger, the earnings of the combined company reflect purchase accounting adjustments, including the effect of changes in the cost bases of the acquired assets and liabilities on depreciation and amortization expenses.

We may experience a reduction in our earnings per share as a result of the merger. We believe, however, that this negative consequence is offset by the accretive effect that the merger has had and is expected to have on NHC's free cash flow.

NARRATIVE DESCRIPTION OF THE BUSINESS.

Our business is long-term health care services. At December 31, 2007, we operate or manage 73 long-term health care centers with a total of 9,153 licensed beds. These numbers include 48 centers with 6,539 beds that we lease or own and 25 centers with 2,614 beds that we manage for others. Of the 48 leased or owned centers, 34 are leased from National Health Investors, Inc. (NHI). Through October 31, 2007, ten centers were leased from National Health Realty, Inc. ("NHR"). Effective October 31, 2007, these previously leased properties were acquired by us.

Our 22 assisted living centers (10 leased or owned and 12 managed) have 830 units (358 units leased or owned and 472 units managed). Our six independent living centers (four leased or owned and two managed) have 488 retirement apartments (341 apartments leased or owned and 147 apartments managed).

During 2007, we operated 32 homecare programs and provided 388,321 homecare patient visits to 10,230 patients.

We operate specialized care units within certain of our healthcare centers such as Alzheimer's disease care units, sub-acute nursing units and a number of in-house pharmacies. Similar specialty units are under consideration at a number of our centers, as well as free standing projects. We have a 50% ownership in Caris Healthcare, L.P. (Caris) which provides hospice care.

Long-Term Care Services and Net Patient Revenues. Health care services we provide include a comprehensive range of services. In fiscal 2007, 87% of our net revenues were derived from such health care services. Highlights of health care services activities during 2007 were as follows:

A. **Long-Term Health Care Centers.** The most significant portion of our business and the base for our other long-term health care services is the operation of our skilled nursing centers. In our centers, experienced medical professionals provide medical services prescribed by physicians. Registered nurses, licensed practical nurses and certified nursing assistants provide comprehensive, individualized nursing care 24 hours a day. In addition, our centers provide licensed therapy services, quality nutrition services, social services, activities, and housekeeping and laundry services. We own or lease and operate 48 long-term health care centers as of December 31, 2007. We manage 25 centers for third party owners. Revenues from the 48 centers we own or lease are reported as patient revenues in our financial statements. Management fee income is recorded as other revenues from the 25 facilities that we manage. We generally charge 6% of net revenues for our management services. Average occupancy in these long-term health care centers was 92.7% during the year ended December 31, 2007.

B. **Rehabilitative Services.** We provide therapy services through Professional Health Services, a division of NHC. Our licensed therapists provide physical, speech, respiratory and occupational therapy for patients recovering from strokes, heart attacks, orthopedic conditions, neurological illnesses, or other illnesses, injuries or disabilities. We maintained a rehabilitation staff of over 700 highly trained, professional therapists in 2007. The majority of our rehabilitative services are for patients in our owned and managed long-term care centers. However, we also provide services to over 100 additional health care providers and operate three free-standing outpatient rehabilitation clinics in Tennessee. We are the designated sports medicine provider for Middle Tennessee State University in Murfreesboro, Tennessee. Our rates for these services are competitive with other market rates.

C. **Medical Specialty Units.** All of our long-term care centers participate in the Medicare program, and we have expanded our range of offerings by the creation of center-specific medical specialty units such as our Alzheimer's disease care units and subacute nursing units. Our trained staff provides care for Alzheimer's patients in early, middle and advanced stages of the disease. We provide specialized care and programming for persons with Alzheimer's or related disorders in dedicated units within many of our skilled nursing centers. Our sub-acute programs are designed to shorten or eliminate hospital stays and help to reduce the cost of quality health care. We develop individualized patient care plans to target appropriate medical and functional planning objectives with a primary goal where feasible for a return to home or a similar environment.

D. **Managed Care Contracts.** We operate one South Carolina, one Missouri, and three Tennessee regional contract management offices, staffed by experienced case managers who contract with managed care organizations (MCO's) and insurance carriers for the provision of subacute and other medical specialty services within a regional cluster of our owned and managed centers. Managed care patient days were 47,358 in 2005, 57,203 in 2006 and 74,428 in 2007.

E. **Hospice.** Hospice services provide for the physical, spiritual and psychosocial needs of individuals facing a life-limiting illness. Resources including palliative and clinical care, education, counseling and other services take into consideration both the needs of patients and the needs of family members. We licensed our first owned hospice program in Greenville, South Carolina in December 2007. This hospice is owned by us and managed by Caris HealthCare, L.P. ("Caris"). See Other Revenues in this section for more about Caris.

F. **Pharmacy Operations.** At December 31, 2007, we operated four regional pharmacy operations (one in east Tennessee, one in central Tennessee, one in South Carolina, and one in Missouri). These pharmacy operations use a central location to supply (on a separate contractual basis) pharmaceutical services (consulting and medications) and supplies. Effective January 1, 2006, Medicare Part D was implemented by Centers for Medicare and Medicaid Services (CMS). Part D shifted payment of most pharmaceuticals from Medicaid plans to other payors (e.g. Private Pay, Insurance). Regional pharmacies bill Part D Prescription Drug Plans (PDPs) electronically and directly for inpatients who have selected a PDP. Our regional pharmacies currently serve approximately 50 long-term care centers.

G. **Assisted Living Projects.** Our assisted living centers are dedicated to providing personal care services and assistance with general activities of daily living such as dressing, bathing, meal preparation and medication management. We perform resident assessments to determine what services are desired or required and our qualified staff encourages residents to participate in a range of activities. We own or lease 10 and manage 12 assisted living centers, 11 of which are located within the physical structure of a skilled nursing center or retirement center and 11 of which are freestanding. In 2007, the rate of occupancy was 88.9%. Certificates of Need are not required to build these projects and we believe that overbuilding has occurred in some of our markets.

H. **Retirement Centers.** Our four owned or leased and two managed retirement centers offer specially designed residential units for the active and ambulatory elderly and provide various ancillary services for our residents, including restaurants, activity rooms and social areas. In most cases, retirement centers also include long-term health care facilities, either in contiguous or adjacent licensed health care centers. Charges for services are paid from private sources without assistance from governmental programs. Retirement centers may be licensed and regulated in some states, but do not require the issuance of a Certificate of Need such as is required for health care centers. We have, in several cases, developed retirement centers adjacent to our health care properties with an initial construction of 40 to 80 units and which units are rented by the month; thus these centers offer an expansion of our continuum of care. We believe these retirement units offer a positive marketing aspect of our health care centers.

We have one managed and one owned retirement center which are "continuing care communities", where the resident pays a substantial endowment fee and a monthly maintenance fee. The resident then receives a full range of services - including nursing home care - without additional charge.

I. **Homecare Programs.** Our home health care programs (we call them homecare) assist those who wish to stay at home or in assisted living residences but still require some degree of medical care or assistance with daily activities. Registered and licensed practical nurses and therapy professionals provide skilled services such as infusion therapy, wound care and physical, occupational and speech therapies. Home health aides may assist with daily activities such as assistance with walking and getting in and out of bed, personal hygiene, medication assistance, light housekeeping and maintaining a safe environment. NHC operates 32 homecare licensed and Medicare-certified offices in three states (Tennessee, South Carolina, and Florida) and some of our homecare patients are previously discharged from our long-term health care centers. Medicare reimbursement for homecare services is paid under a prospective payment system. Under this payment system, we receive a prospectively determined amount per patient per 60 day episode as defined by Medicare guidelines. Medicare episodes decreased from 16,828 in 2006 to 16,277 in 2007 primarily due to an increase in managed care patients. The number of patients served decreased from 10,803 in 2006 to 10,230 in 2007. Visits decreased from 434,021 in 2006 to 388,321 in 2007 due to more effective case management and the increase in managed care patients.

Other Revenues. We generate revenues from insurance services to our managed centers, from management, accounting and financial services to third party long-term care, assisted living and independent living centers, from dividends and other realized gains on securities and from interest income. In fiscal 2007, 13% of our net revenues was derived from such other sources. The significant sources of our other revenues are described as follows:

A. **Insurance Services.** NHC owns a Tennessee domestic licensed insurance company. The company is licensed in several states and provides workers' compensation coverage to the majority of NHC operated and managed facilities in addition to other nursing homes, assisted living and retirement centers. A second wholly owned insurance subsidiary is licensed in the Cayman Islands and provides general and professional liability coverage in substantially all of NHC's owned and managed centers. This company elects to be taxed as a domestic subsidiary. We also self-insure our employees' (referred to as "partners") health insurance benefit program at a cost we believe is less than a commercially obtained policy. Finally, we operate a long-term care insurance division, which is licensed to sell commercially underwritten long-term care policies. NHC's revenues from insurance services totaled $15,914,000 in 2007.

B. **Management, Accounting and Financial Services.** We provide management services to long-term health care centers, assisted living centers and independent living centers operated by third party owners. We typically charge 6% of the managed centers' revenues as a fee for these services. Additionally, we provide accounting and financial services to other long-term care or related types of entities who typically have been or are in the process of being transferred from bankrupt organizations or from entities operating in states with economically unreasonable liability insurance premiums into the hands of small operators or not-for-profit entities. No management services are provided to these entities. As of December 31, 2007, we perform management services for 25 centers and accounting and financial services for 28 centers. NHC's revenues from management, accounting and financial services totaled $16,799,000 in 2007.

C. **Equity in Earnings of Unconsolidated Investments**. Earnings from investments in entities in which we lack control but have the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. If the earnings from our equity investments are from business operations that are long-term care services, we report the earnings in Other Revenues in the Consolidated Statements of Income. Our most significant equity method investment is a 50% ownership and voting interest in Caris HealthCare L.P. ("Caris"), a business that specializes in hospice care services in NHC owned health care centers and in other settings. In 2003 we entered into a partnership agreement with Caris in order to develop hospice programs in selected market locations. Thirteen locations in Tennessee are now open with two additional locations due to open in 2008. We have also entered into an agreement with Caris whereby they will manage hospice operations owned by us.

We previously provided advisory and/or accounting services to National Health Realty Inc. ("NHR") and Management Advisory Source, LLC ("Advisors"). The services agreement with Advisors required us to provide accounting services to Advisors and, as requested, to National Health Investors, Inc. ("NHI"). The services to NHR were terminated on October 31, 2007 when we merged with NHR. The services to Advisors were terminated on December 31, 2006 to help to accentuate our independence from NHI, our largest landlord.

LONG-TERM HEALTH CARE CENTERS

The health care centers operated by our subsidiaries provide in-patient skilled and intermediate nursing care services and in-patient and out-patient rehabilitation services. Skilled nursing care consists of 24-hour nursing service by registered or licensed practical nurses and related medical services prescribed by the patient's physician. Intermediate nursing care consists of similar services on a less intensive basis principally provided by non-licensed personnel. These distinctions are generally found in the long-term health care industry although for Medicaid reimbursement purposes, some states in which we operate have additional classifications, while in other states the Medicaid rate is the same regardless of patient classification. Rehabilitative services consist of physical, speech, and occupational therapies, which are designed to aid the patient's recovery and enable the patient to resume normal activities.

Each health care center has a licensed administrator responsible for supervising daily activities, and larger centers have assistant administrators. All have medical directors, a director of nurses and full-time registered nurse coverage. All centers provide physical therapy and most have other rehabilitative programs, such as occupational or speech therapy. Each facility is located near at least one hospital and is qualified to accept patients discharged from such hospitals. Each center has a full dining room, kitchen, treatment and examining room, emergency lighting system, and sprinkler system where required. Management believes that all centers are in compliance with the existing fire and life safety codes.

We provide centralized management and support services to NHC operated health care nursing centers. The management and support services include operational support through the use of regional vice presidents and regional nurses, accounting and financial services, cash management, data processing, legal, consulting and services in the area of rehabilitative care. Many personnel are employed by our administrative services affiliate, National Health Corporation, which is also responsible for overall services in the area of personnel, loss control, insurance, education and training. We reimburse the administrative services contractor by paying all the costs of personnel employed for our benefit as well as a fee. National Health Corporation (National) is wholly owned by the National Health Corporation Employee Stock Ownership Plan and provides its services only to us.

We provide management services to centers operated under management contracts and offsite accounting and financial services to other owners, all pursuant to separate contracts. The term of each contract and the amount of the management fee or accounting and financial services fee is determined on a case-by-case basis. Typically, we charge 6% of net revenues of the managed centers for our management contracts and specific item fees for our accounting and financial service agreements. The initial terms of the contracts range from two years to ten years. In certain contracts, we maintain a right of first refusal should the owner desire to sell a managed center.

LONG-TERM CARE CENTER OCCUPANCY RATES

The following table shows certain information relating to occupancy rates for our continuing owned and leased long-term health care centers:

	Year Ended December 31		
	2007	2006	2005
Overall census	92.5%	93.6%	94.0%

Occupancy rates are calculated by dividing the total number of days of patient care provided by the number of patient days available (which is determined by multiplying the number of licensed beds by 365 or 366).

CUSTOMERS AND SOURCES OF REVENUES

No individual customer or related group of customers accounts for a significant portion of our revenues. We do not expect that the loss of a single customer or group of related customers would have a material adverse effect.

Certain groups of patients receive funds to pay the cost of their care from a common source. The following table sets forth sources of net patient revenues for the periods indicated:

	Year Ended December 31		
Source	2007	2006	2005
Private	29%	28%	25%
Medicare	39%	39%	35%
Medicaid/Skilled	9%	10%	14%
Medicaid/Intermediate	22%	22%	23%
VA and Other	1%	1%	3%
Total	100%	100%	100%

The source and amount of the revenues are further dependent upon (i) the licensed bed capacity of our health care centers, (ii) the occupancy rate of the centers, (iii) the extent to which the rehabilitative and other skilled ancillary services provided at each center are utilized by the patients in the centers, (iv) the mix of private pay, Medicare and Medicaid patients, and (v) the rates paid by private paying patients and by the Medicare and Medicaid programs.

Private pay, VA and other sources include commercial insurance, individual patients' own funds, managed care plans and the Veterans Administration. Although payment rates vary among these sources, market forces and costs largely determine these rates.

Private paying patients, private insurance carriers and the Veterans Administration generally pay on the basis of the center's charges or specifically negotiated contracts. We attempt to attract an increased percentage of private and Medicare patients by providing rehabilitative services and increasing the marketing of those services through market areas and "Managed Care Offices", of which five were open at December 31, 2007. These services are designed to speed the patient's recovery and allow the patient to return home as soon as is practical. In addition to educating physicians and patients to the advantages of the rehabilitative services, we have also implemented incentive programs which provide for the payment of bonuses to our regional and center personnel if they are able to obtain private and Medicare goals at their centers.

Medicare is a health insurance program for the aged and certain other chronically disabled individuals operated by the federal government.

Medicaid is a medical assistance program for the indigent, operated by individual states with the financial participation of the federal government.

Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that health care providers may charge and be reimbursed to care for patients covered by these programs. Congress continually passes laws that effect major or minor changes in the Medicare and Medicaid programs.

REGULATION AND LICENSES

Health care is an area of extensive regulatory oversight and frequent regulatory change. The federal government and the states in which we operate regulate various aspects of our business. These regulatory bodies, among other things, require us annually to license our skilled nursing facilities, assisted living facilities in some states and other health care businesses, including home health agencies and hospices. In particular, to operate nursing facilities and provide health care services we must comply with federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting, building codes and environmental protection.

Governmental and other authorities periodically inspect our skilled nursing facilities, home health agencies and hospices to assure that we continue to comply with their various standards. We must pass these inspections to continue our licensing under state law, to obtain certification under the Medicare and Medicaid programs, and to continue our participation in the Veterans Administration program. We can only participate in other third-party programs if our facilities pass these inspections. In addition, these authorities inspect our record keeping and inventory control.

From time to time, we, like others in the health care industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, and may impose civil money penalties and/or other operating restrictions on us. If our skilled nursing facilities, home health agencies and hospices fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare and Medicaid provider and/or lose our licenses.

Local and state health and social service agencies and other regulatory authorities specific to their location regulate, to varying degrees, our assisted living facilities. Although regulations and licensing requirements vary significantly from state to state, they typically address, among other things, personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. If assisted living facilities fail to comply with licensing requirements, these facilities could lose their licenses. Most states also subject assisted living facilities to state or local building codes, fire codes and food service licensure or certification requirements. In addition, the manner and extent to which the assisted living industry is regulated at federal and state levels are evolving.

Changes in the laws or new interpretations of existing laws as applied to the skilled nursing facilities, the assisted living facilities or other components of our health care businesses may have a significant impact on our methods, revenues and costs of doing business.

In all states in which we operate, before a long-term care facility can make a capital expenditure exceeding certain specified amounts or construct any new long-term health care beds, approval of the state health care regulatory agency or agencies must be obtained and a Certificate of Need issued. The appropriate state health planning agency must determine that a need for the new beds or expenditure exists before a Certificate of Need can be issued. A Certificate of Need is generally issued for a specific maximum amount of expenditure and the project must be completed within a specific time period. There is no advance assurance that we will be able to obtain a certificate of need in any particular instance. In some states, approval is also necessary in order to purchase existing health care beds, although the purchaser is normally permitted to avoid a full scale certificate of need application procedure by giving advance written notice of the acquisition and giving written assurance to the state regulatory agency that the change of ownership will not result in a change in the number of beds or the services offered at the facility.

While there are currently no significant legislative proposals to eliminate certificates of need pending in the states in which we do business, deregulation in the certificate of need area would likely result in increased competition among nursing home companies and could adversely affect occupancy rates and the supply of licensed and certified personnel.

Medicare and Medicaid Participation by Our Centers

All health care centers, owned, leased or managed by us are certified to participate in Medicare. Health care centers participating in Medicare are known as SNFs (Skilled Nursing Facilities). All but five of our affiliated nursing centers participate in Medicaid. All of our homecares (Home Health Agencies) participate in Medicare which comprises over 95% of their revenue. Homecares also participate in Medicaid.

During the fiscal year, each nursing center receives payments from Medicare and, if participating, from Medicaid. We record as receivables the amounts we expect to receive under the Medicare and Medicaid programs and record into profit or loss any differences in amounts actually received at the time of interim or final settlements. Adjustments have not had a material adverse effect within the last three years.

Certifications and Participation Requirements; Efforts to Impose Reduced Payments

Changes in certification and participation requirements of the Medicare and Medicaid programs have restricted, and are likely to continue to restrict further, eligibility for reimbursement under those programs. Failure to obtain and maintain Medicare and Medicaid certification at our nursing centers would result in denial of Medicare and Medicaid payments which would likely result in a significant loss of revenue. In addition, private payors, including managed care payors, increasingly are demanding that providers accept discounted payments resulting in lost revenue for specific patients. Efforts to impose reduced payments, greater discounts and more stringent cost controls by government and other payors are expected to continue. For the fiscal year ended December 31, 2007, we derived 39% and 31% of our net patient revenues from the Medicare and Medicaid programs, respectively. Any reforms that significantly limit rates of reimbursement under the Medicare and Medicaid programs could have a material adverse effect on our profitability. We are unable to predict what reform proposals or reimbursement limitations will be adopted in the future or the effect such changes will have on our operations. No assurance can be given that such reforms will not have a material adverse effect on us.

MEDICARE LEGISLATION AND REGULATIONS

Skilled Nursing Facilities (SNFs)

SNF PPS – Medicare is uniform nationwide and reimburses nursing centers under a fixed payment methodology named the Skilled Nursing Facility Prospective Payment System (SNF PPS). PPS was instituted as mandated by the Balanced Budget Act of 1997. PPS became effective for our nursing centers effective January 1, 1999. PPS is an acuity based classification system that uses nursing and therapy indexes adjusted by geographical wage indexes to calculate per diem rates for each Medicare patient. Payment rates are updated annually and are generally increased each October when the federal fiscal year begins. The acuity classification system is named RUGs (Resource Utilization Groups III). SNF PPS as implemented had an adverse impact on our industry and our business by decreasing payments materially. Refinements in the form of temporary add-ons provided some relief until October 1, 2002. Annual market basket (inflationary) increases have continued to improve payments since that time.

On July 28, 2005, the Centers for Medicare and Medicaid Services (CMS) issued a final rule updating the SNF PPS and consolidated billing provisions. The rule updates the per-diem payment rates under the SNF PPS for federal fiscal year (FY) 2006.

The final rule caused a redistribution of payments among providers. This is accomplished by refinements expanding the Resource Utilization Groups (RUGs) from 44 RUG groups to 53 RUG groups and by eliminating temporary rate add-ons. The elimination of temporary add-ons has always been tied to the long awaited RUG refinement. RUG refinement increases the case mix weight that applies to both nursing and non-ancillary therapy ancillary costs. This is a permanent change in the PPS methodology.

Effective October 1, 2007, our PPS rates were increased by 5.5% due to inflation factors (3.3%) and Core-Based Statistical Area (CBSA) designations.

Prescription Drugs B Medicare Part D – On December 8, 2003, the Congress enacted the Medicare Prescription Drug, Improvement, and Modernization Act (MMA) of 2003. This landmark legislation has caused significant changes to the long term care business. The MMA legislation provides seniors and people with disabilities with the first comprehensive prescription drug benefit ever offered under the Medicare program, the most significant improvement to senior health care in nearly 40 years. Under Part D, private insurance companies contract with Medicare to provide coverage for anyone eligible for Part D that chooses to enroll in a Prescription Drug Plan (PDP). Most patients are enrolled in a PDP including Medicaid and Private Pay patients. There are multiple PDP's.

Prior to MMA, prescriptions were billed to state Medicaid plans for Medicaid (indigent) patients. Some patients continue to be covered by other private insurance companies outside of Part D. As part of the Consolidated Billing component of the Medicare Part A SNF PPS plan enacted with the Balance Budget Act of 1997 (BBA), prescription drugs for patients in a Part A stay are billed to Part A and not Part D. The provider purchases prescriptions from a drug supplier and bills charges to Medicare Part A under the per diem established by CMS. Whereas, for a patient whose prescriptions are billed to Medicare Part D, the drug supplier bills Part D and the provider is only billed for non-covered and co-pay amounts.

Most of our nursing centers and assisted living centers are supplied prescriptions by our owned regional pharmacies known as Network Pharmacies. Network provides prescriptions to 46 owned, 11 managed, and 15 trade entities. MMA brought great concern over prescription revenue and collections as with any new reimbursement plan. Network personnel worked tirelessly in 2006 to successfully implement Part D in addition to accepting new business. Writeoffs of uncollectible claims have been less than what we expected. We anticipate more changes to Part D in 2007 such as improvements to various PDP plans and modification of which drugs are covered by PDP formularies. In addition, we expect that changes to PDP payment methodology by CMS could have a negative effect on rates. Substantial increases in drug costs could occur which would negatively impact our gross margin for prescriptions.

Therapy – Therapy caps went into effect on January 1, 2006. The DRA of 2005 provides an exception process under which additional services could be approved when medically justified. Therapy caps are increased to $1,740 per patient per calendar year for Physical/Speech and Occupational therapy. The financial impact of therapy caps is not measurable at this time. The effect to our business may or may not be significant.

Homecares (HHAs)

Medicare is uniform nationwide and reimburses homecares under a fixed payment methodology named the Prospective Payment System (HH PPS). PPS was instituted as mandated by the Balanced Budget Act of 1997. PPS became effective for our homecares effective October 1, 2000. Generally, Medicare makes payment under the HH PPS on the basis of a national standardized 60-day episode payment, adjusted for case mix and geographical wage index. Payment rates are updated periodically and were last adjusted on January 1, 2007. The acuity classification system is named HHRGs (Home Health Resource Groups).

On December 8, 2003, the Congress enacted the Medicare Prescription Drug, Improvement, and Modernization Act (MMA) of 2003. As a result, payments to home health agencies increased by 2.3% beginning on January 1, 2004. Effective April 1, 2005 the rural add-on of 5% was eliminated causing a 3% decrease in revenues to all providers.

The Deficit Reduction Act (DRA) of 2005 froze the home health payment rate for 2006. HHAs serving rural beneficiaries experienced a one-year five percent add-on payment under the legislation. The rural add-on payment provided for a 2.5% increase in total payments or, for our homecare operations, approximately $1.2 million in FY 2006 due to a significant number of our homecares serving rural counties.

For 2007, we received a market basket update of 3.3% with offsetting reductions resulting from the elimination of the one-year five percent add-on for rural areas that was implemented in 2006.

For 2008, we received a market basket update of 3.0% coupled with rate reductions of 2.75% per year for years 2008 through 2010 to be followed by a 2.71% reduction in 2011. Changes were also made to case-mix weights, moving from 83 case-mix categories in 2007 to 153 case-mix categories in 2008. The ten visit threshold at which higher payment rates would occur was replaced with a multi-step threshold with incremental payments for increased visits.

MEDICAID LEGISLATION AND REGULATIONS

State Medicaid plans subject to budget constraints are of particular concern to us given the repeal of the Boren Amendment by the Balance Budget Act of 1997. The Boren Amendment provided fair reimbursement protection to nursing facilities. Changes in federal funding and pressure on certain provider taxes coupled with state budget problems have produced an uncertain environment. Industry studies predict the Medicaid crisis will continue with a state required contribution to Medicare Part D and anticipated budget deficits. States will more likely than not be unable to keep pace with nursing center inflation. States are under pressure to pursue other alternatives to long term care such as community and home-based services.

In Tennessee, annual Medicaid rate increases were implemented effective July 1, 2007. In South Carolina, the annual Medicaid rate increases were implemented effective October 1, 2007. In Missouri, Medicaid implemented a global increase in all providers' rates on February 1, 2007 and an additional global increase on July 1, 2007.

HEALTH CARE CENTER CONSTRUCTION AND PURCHASES

We have completed or anticipate completion of the following long-term health care centers.

Description	Number of Beds	Location	Cost	Date Placed in Service or Expected Completion
Bed Addition	60	Garden City, SC	$5,259,014	1st Quarter 2007
Bed Addition	60	Columbia, SC	4,325,726	1st Quarter 2007
Bed Addition	60	North Augusta, SC	6,657,000	April 2008

In November 2007, we purchased the real estate, personal property, inventory and net working capital of a 544-bed long-term care center and a 66-unit assisted living facility located in Chattanooga, Tennessee for approximately $14,760,000. The property has been leased to a third party provider.

In January 2008, we purchased a 109-bed skilled nursing and rehabilitation facility for $6,347,000 located in Knoxville, Tennessee. In addition, we purchased two tracts of land located in South Carolina and one tract located in Tennessee. These tracts were undeveloped and are held for future development.

COMPETITION

In most of the communities in which we operate health care centers, there are other health care centers with which we compete. We own, lease or manage (through subsidiaries) 73 long-term health care facilities located in 10 states. Each of these states are certificate of need states which generally requires the state to approve the opening of any new long-term health care facilities. There are hundreds of operators of long-term health care facilities in each of these states and no single operator, including us, dominates any of these state's long-term health care markets, except for some small rural markets which might have only one long-term health care facility. In competing for patients and staff with these centers, we depend upon referrals from acute care hospitals, physicians, residential care facilities, church groups and other community service organizations. The reputation in the community and the physical appearance of our health care centers are important in obtaining patients, since members of the patient's family generally participate to a greater extent in selecting health care centers than in selecting an acute care hospital. We believe that by providing and emphasizing rehabilitative as well as skilled care services at our centers, we are able to broaden our patient base and to differentiate our centers from competing health care centers.

Our homecares compete with other home health agencies (HHA's) in most communities we serve. Competition occurs for patients and employees. Our homecares depend on hospital and physician referrals and reputation in order to maintain a health census.

As we expanded into the assisted living market, we monitored proposed or existing competing assisted living centers. Our development goal is to link our health care centers with our assisted living centers, thereby obtaining a competitive advantage for both.

We experience competition in employing and retaining nurses, technicians, aides and other high quality professional and non-professional employees. In order to enhance our competitive position, we have an educational tuition loan program, an American Dietetic Association approved internship program, a specially designed nurse's aide training class, and we make financial scholarship aid available to physical therapy vocational programs. We support the Foundation for Geriatric Education. We also conduct an "Administrator in Training" course, 24 months in duration, for the professional training of administrators. Presently, we have four full-time individuals in this program. Four of our six regional vice presidents and 48 of our 73 health care center administrators are graduates of this program.

We experience competition in providing management and accounting services to other long-term health care providers. Those services are provided primarily to owners with whom we have had previous involvement through ownership or through our relationship with NHI. Our insurance services are provided primarily to centers for which we also provide management and accounting services.

Our employee benefit package offers a tuition reimbursement program. The goal of the program is to insure a well trained qualified work force to meet future demands. While the program is offered to all disciplines, special emphasis has been placed on supporting students in nursing and physical therapy programs. Students are reimbursed at the end of each semester after presenting tuition receipts and grades to management. The program has been successful in providing a means for many bright students to pursue a formal education.

EMPLOYEES

As of December 31, 2007, our Administrative Services Contractor plus our managed centers had approximately 11,000 full and part time employees, who we call "Partners". No employees are represented by a bargaining unit. We believe our current relations with our employees are good.

INVESTOR INFORMATION

We maintain a worldwide web site at www.nhccare.com. We publish to this web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases. We do not necessarily have these filed the same day as they are filed with the SEC or released to the public, but rather have a policy of placing these on the web site within two (2) business days of public release or SEC filing.

We also maintain the following documents on the web site:

- The NHC Code of Ethics. This Code has been adopted for all employees of our Administrative Services Contractor, officers and directors of the Company. The website will also disclose whether there have been any amendments or waivers to the Code of Ethics and Standards of conduct. To date there have been none.
- Information on our "NHC Valuesline", which allows our staff and investors unrestricted access to our Corporate Compliance Officer, executive officers and directors. The toll free number is 800-526-4064 and the communications may be incognito, if desired.
- The NHC Restated Audit Committee Charter.
- The NHC Compensation Committee Charter.
- The NHC Nomination and Corporate Governance Committee Charter

We will furnish, free of charge, a copy of any of the above documents to any interested investor upon receipt of a written request.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this Annual Report on Form 10-K. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K, because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. The risks described below are not the only risks facing us. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Relating to Our Company

We depend on reimbursement from Medicare, Medicaid and other third-party payors and reimbursement rates from such payors may be reduced. - We derive a substantial portion of our revenue from third-party payors, including the Medicare and Medicaid programs. For the year ended December 31, 2007, we derived approximately 60% of our net revenues from the Medicare, Medicaid and other government programs. Third-party payor programs are highly regulated and are subject to frequent and substantial changes. Changes in the reimbursement rate or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for our services has in the past, and could in the future, result in a substantial reduction in our revenues and operating margins. Additionally, net revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable because additional documentation is necessary or because certain services were not covered or were not reasonable and medically necessary. There also continue to be new legislative and regulatory proposals that could impose further limitations on government and private payments to health care providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private health care insurance. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by us, which are currently being reimbursed by Medicare, Medicaid or private third-party payors. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our liquidity, financial condition and results of operations. It is possible that the effects of further refinements to PPS that result in lower payments to us or cuts in state Medicaid funding could have a material adverse effect on our results of operations. See Item 1, "Business – Regulation and Licenses" and "Medicare Legislation and Regulations" and "Medicaid Legislation and Regulations".

We conduct business in a heavily regulated industry, and changes in, or violations of, regulations may result in increased costs or sanctions that reduce our revenue and profitability. - In the ordinary course of our business, we are regularly subject to inquiries, investigations and audits by federal and state agencies to determine whether we are in compliance with regulations governing the operation of, and reimbursement for, skilled nursing, assisted living and independent living facilities, hospice, home health agencies and our other operating areas. These regulations include those relating to licensure, conduct of operations, ownership of facilities, construction of new and additions to existing facilities, allowable costs, services and prices for services. In particular, various laws, including federal and state anti-kickback and anti-fraud statutes, prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under federal and/or state health care programs such as Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by federal governmental programs. Sanctions for violating the anti-kickback and anti-fraud statutes include criminal penalties and civil sanctions, including fines and possible exclusion from governmental programs such as Medicare and Medicaid.

In addition, the Stark Law broadly defines the scope of prohibited physician referrals under federal health care programs to providers with which they have ownership or other financial arrangements. Many states have adopted, or are considering, legislative proposals similar to these laws, some of which extend beyond federal health care programs, to prohibit the payment or receipt of remuneration for the referral of patients and physician referrals regardless of the source of the payment for the care. These laws and regulations are complex and limited judicial or regulatory interpretation exists. We cannot assure you that governmental officials charged with responsibility for enforcing the provisions of these laws and regulations will not assert that one or more of our arrangements are in violation of the provisions of such laws and regulations.

The regulatory environment surrounding the long-term care industry has intensified, particularly for larger for-profit, multi-facility providers like us. The federal government has imposed extensive enforcement policies resulting in a significant increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, denials of payment for new Medicare and Medicaid admissions and civil monetary penalties. If we fail to comply, or are perceived as failing to comply, with the extensive laws and regulations applicable to our business, we could become ineligible to receive government program reimbursement, be required to refund amounts received from Medicare, Medicaid or private payors, suffer civil or criminal penalties, suffer damage to our reputation in various markets or be required to make significant changes to our operations. We are also subject to federal and state laws that govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce the referral of patients to a particular provider for medical products and services. Possible sanctions for violation of any of these restrictions or prohibitions include loss of eligibility to participate in reimbursement programs and/or civil and criminal penalties. Furthermore, some states restrict certain business relationships between physicians and other providers of health care services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. From time to time, we may seek guidance as to the interpretation of these laws; however, there can be no assurance that such laws will ultimately be interpreted in a manner consistent with our practices. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. Furthermore, should we lose licenses or certifications for a number of our facilities as a result of regulatory action or otherwise, we could be deemed in default under some of our agreements, including agreements governing outstanding indebtedness. We also are subject to potential lawsuits under a federal whistle-blower statute designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits.

We have established policies and procedures that we believe are sufficient to ensure that our facilities will operate in substantial compliance with these anti-fraud and abuse requirements. While we believe that our business practices are consistent with Medicare and Medicaid criteria, those criteria are often vague and subject to change and interpretation. Aggressive anti-fraud actions, however, have had and could have an adverse effect on our financial position, results of operations and cash flows. See Item 1, "Business - Regulation and Licenses".

We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Our failure to obtain or renew required regulatory approvals or licenses or to comply with applicable regulatory requirements, the suspension or revocation of our licenses or our disqualification from participation in certain federal and state reimbursement programs, or the imposition of other harsh enforcement sanctions could have a material adverse effect upon our operations and financial condition.

We are required to comply with laws governing the transmission and privacy of health information. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires us to comply with standards for the exchange of health information within our company and with third parties, such as payors, business associates and patients. These include standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, unique identifiers for providers, employers, health plans and individuals, and security, privacy and enforcement. The Department of Health and Human Services has released final rules to implement a number of these requirements, and several HIPAA initiatives have become effective, including privacy protections, transaction standards, and security standards. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

Significant legal actions, which are commonplace in our industry, could subject us to increased operating costs and substantial uninsured liabilities, which would materially and adversely affect our liquidity and financial condition. - As is typical in the health care industry, we are subject to claims that our services have resulted in resident injury or other adverse effects. We, like our industry peers, have experienced an increasing trend in the frequency and severity of professional liability, workers' compensation, and health insurance claims and litigation asserted against us. In some states in which we have significant operations, insurance coverage for the risk of punitive damages arising from professional liability claims and/or litigation may not, in certain cases, be available due to state law prohibitions or limitations of availability. We cannot assure you that we will not be liable for punitive damage awards that are either not covered or are in excess of our insurance policy limits. We also believe that there have been, and will continue to be, governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition.

Due to the rising cost and limited availability of professional liability, workers' compensation and health insurance, we are largely self-insured on all of these programs and as a result, there is no limit on the maximum number of claims or amount for which we or our insurance subsidiary can be liable in any policy period. Although we base our loss estimates on independent actuarial analyses using the information we have to date, the amount of the losses could exceed our estimates. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely impacted. In addition, our insurance coverage might not cover all claims made against us. If we are unable to maintain our current insurance coverage, if judgments are obtained in excess of the coverage we maintain, if we are required to pay uninsured punitive damages, or if the number of claims settled within the self-insured retention currently in place significantly increases, we could be exposed to substantial additional liabilities. We cannot assure you that the claims we pay under our self-insurance programs will not exceed the reserves we have set aside to pay claims. The number of claims within the self-insured retention may increase.

We are invested in an enhanced cash fund that has been affected by turmoil in the financial and credit markets that started in the summer of 2007 in the United States. - At December 31, 2007, we reported an aggregate investment of $35,492,000 in the Columbia Strategic Cash Portfolio Fund (the "Fund") which invests principally in high quality corporate debt, mortgage-backed securities and asset-backed securities. During December, 2007 the Fund's manager notified us that Fund cash redemptions to investors were suspended and the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the Fund holders that is expected to be completed in 2009. As the fund is liquidated, we expect to receive our pro rata share of the Fund in cash distributions. However, it is possible that Fund distributions may be suspended for a longer period than indicated by the Fund manager and that the Fund value may be less than the current net asset value stated by the Fund manager. Our inability to withdraw our investment in the Fund may cause us to borrow funds sooner than would otherwise be required. It is possible that future events could require us to make significant adjustments or revisions to our estimates of the Fund value.

Recent legislation and the increasing costs of being publicly owned are likely to impact our future consolidated financial position and results of operations. - In connection with the Sarbanes-Oxley Act of 2002, we are subject to rules requiring our management to report on the effectiveness of our internal controls over financial reporting. If we fail to have effective internal controls and procedures for financial reporting in place, we could be unable to provide timely and reliable financial information which could, in turn, have an adverse effect on our business, results of operations, financial condition and cash flows.

Significant regulatory changes, including the Sarbanes-Oxley Act and rules and regulations promulgated as a result of the Sarbanes-Oxley Act, have increased, and in the future are likely to further increase, general and administrative costs. In order to comply with the Sarbanes-Oxley Act of 2002, the listing standards of the American Stock exchange, and rules implemented by the Securities and Exchange Commission (SEC), we have had to hire additional personnel and utilize additional outside legal, accounting and advisory services, and may continue to require such additional resources. Moreover, in the rapidly changing regulatory environment in which we now operate, there is significant uncertainty as to what will be required to comply with many of the new rules and regulations. As a result, we may be required to spend substantially more than we currently estimate, and may need to divert resources from other activities, as we develop our compliance plans.

New accounting pronouncements or new interpretations of existing standards could require us to make adjustments in our accounting policies that could affect our financial statements. - The Financial Accounting Standards Board, the SEC, or other accounting organizations or governmental entities issue new pronouncements or new interpretations of existing accounting standards that sometimes require us to change our accounting policies and procedures. Future pronouncements or interpretations could require us to change our policies or procedures and have a significant impact on our future statements.

By undertaking to provide management services, advisory services, and/or financial services to other entities, we become at least partially responsible for meeting the regulatory requirements of those entities. - We provide management and/or financial services to health care centers, assisting living centers and independent living centers owned by third parties. At December 31, 2007, we perform management services (which include financial services) for 25 such centers and accounting and financial services for an additional 28 such centers. Furthermore, we previously provided advisory services to NHR, prior to the merger with NHC, a publicly traded REIT and financial services to Management Advisory Source, LLC which company provides advisory services to NHI, a publicly traded REIT. The "Risk Factors" contained herein as applying to us may in many instances apply equally to these other entities for which we provide services. We have in the past and may in the future be subject to claims from the entities to which we provide management, advisory or financial services, or to the claims of third parties to those entities. Any adverse determination in any legal proceeding regarding such claims could have a material adverse effect on our business, our results of operation, our financial condition and cash flows.

We provide management services to long-term care centers under terms whereby the payments for our services are subject to subordination to other expenditures of the long-term care provider. Furthermore, there are certain third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that the service revenue realization is uncertain. We may, therefore, make expenditures related to the provision of services for which we are not paid.

The cost to replace or retain qualified nurses, health care professionals and other key personnel may adversely affect our financial performance, and we may not be able to comply with certain states' staffing requirements. - We could experience significant increases in our operating costs due to shortages in qualified nurses, health care professionals and other key personnel. The market for these key personnel is highly competitive. We, like other health care providers, have experienced difficulties in attracting and retaining qualified personnel, especially facility administrators, nurses, certified nurses' aides and other important health care providers. There is currently a shortage of nurses, and trends indicate this shortage will continue or worsen in the future. The difficulty our skilled nursing facilities are experiencing in hiring and retaining qualified personnel has increased our average wage rate. We may continue to experience increases in our labor costs due to higher wages and greater benefits required to attract and retain qualified health care personnel. Our ability to control labor costs will significantly affect our future operating results.

Certain states in which we operate skilled nursing facilities have adopted minimum staffing standards and additional states may also establish similar requirements in the future. Our ability to satisfy these requirements will depend upon our ability to attract and retain qualified nurses, certified nurses' assistants and other staff. Failure to comply with these requirements may result in the imposition of fines or other sanctions. If states do not appropriate sufficient additional funds (through Medicaid program appropriations or otherwise) to pay for any additional operating costs resulting from minimum staffing requirements, our profitability may be adversely affected.

Although we currently have no collective bargaining agreements with unions at our facilities, there is no assurance this will continue to be the case. If any of our facilities enter into collective bargaining agreements with unions, we could experience or incur additional administrative expenses associated with union representation or our employees.

Future acquisitions may be difficult to complete, use significant resources, or be unsuccessful and could expose us to unforeseen liabilities. - We may selectively pursue acquisitions or new developments in our target markets. Acquisitions and new developments may involve significant cash expenditures, debt incurrence, capital expenditures, additional operating losses, amortization of the intangible assets of acquired companies, dilutive issuances of equity securities and other expenses that could have a material adverse effect on our financial condition and results of operations. Acquisitions also involve numerous other risks, including difficulties integrating acquired operations, personnel and information systems, diversion of management's time from existing operations, potential losses of key employees or customers of acquired companies, assumptions of significant liabilities, exposure to unforeseen liabilities of acquired companies and increases in our indebtedness.

We cannot assure you that we will succeed in obtaining financing for any acquisitions at a reasonable cost or that any financing will not contain restrictive covenants that limit our operating flexibility. We also may be unable to operate acquired facilities profitably or succeed in achieving improvements in their financial performance.

We also may face competition in acquiring any facilities. Our competitors may acquire or seek to acquire many of the facilities that would be suitable acquisition candidates for us. This could limit our ability to grow by acquisitions or increase the cost of our acquisitions.

We may not be able to successfully integrate our acquisition of NHR or realize the potential benefits of the acquisition, which could cause our business to suffer. – In October 2007, we acquired NHR. We may not be able to combine successfully the operations of NHR with our operations and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of NHR with our operations will also require attention from management, possibly reducing its ability to focus on other operations or other projects. Any delays or increased costs of combining the two companies could adversely affect our operations, financial results, and liquidity.

Upkeep of healthcare properties is capital intensive, requiring us to continually direct financial resources to the maintenance and enhancement of our physical plant and equipment. - As of December 31, 2007, we leased or owned 48 skilled nursing centers, 22 assisted living centers, and six independent living centers. Our ability to maintain and enhance our physical plant and equipment in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in our markets requires us to commit a substantial portion of our free cash flow to continued investment in our physical plant and equipment. Certain of our competitors may operate centers that are not as old as our centers, or may appear more modernized than our centers, and therefore may be more attractive to prospective customers. In addition, the cost to replace our existing centers through acquisition or construction is substantially higher than the carrying value of our centers. We are undertaking a process to allocate more aggressively capital spending within our owned and leased centers in an effort to address issues that arise in connection with an aging physical plant.

If factors, including factors indicated in these "Risk Factors" and other factors beyond our control render us unable to direct the necessary financial and human resources to the maintenance, upgrade and modernization of our physical plant and equipment, our business, results of operations, financial condition and cash flow could be adversely impacted.

Provision for losses in our financial statements may not be adequate. - Loss provisions in our financial statements for self-insured programs are made on an undiscounted basis in the relevant period. These provisions are based on internal and external evaluations of the merits of individual claims, analysis of claims history and independent actuarially determined estimates. The external analysis is completed by a certified actuary with extensive experience in the long-term care industry. Our management reviews the methods of determining these estimates and establishing the resulting accrued liabilities frequently, with any material adjustments resulting therefrom being reflected in current earnings. Although we believe that our provisions for self-insured losses in our financial statements are adequate, the ultimate liability may be in excess of the amounts recorded. In the event the provisions for loss reflected in our financial statements are inadequate, our financial condition and results of operations may be materially affected.

Implementation of a new information technology infrastructure could cause business interruptions and negatively affect our profitability and cash flows. - We continue to refine and implement our information technology to improve customer service, enhance operating efficiencies and provide more effective management of business operations. Implementation of the new system and software and refinement of existing software carries risks such as cost overruns, project delays and business interruptions and delays. If we experience a material business interruption as a result of the implementation of our existing or future information technology infrastructure or are unable to obtain the projected benefits of this new infrastructure, it could adversely affect us and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to compete effectively with other health care providers, our revenues and profitability may decline. - The long-term health care services industry is highly competitive. Our skilled nursing health care centers, assisted living centers, independent living facilities, home care services and other operations compete on a local and regional basis with other nursing centers, health care providers, and senior living service providers. Some of our competitors' facilities are located in newer buildings and may offer services not provided by us or are operated by entities having greater financial and other resources than us. Our skilled nursing facilities face competition from skilled nursing, assisted living, independent living facilities, homecare services, and other operations that provide services comparable to those offered by our skilled nursing facilities. Many competing general acute care hospitals are larger and more established than our facilities.

The long-term care industry is divided into a variety of competitive areas that market similar services. These competitors include skilled nursing, assisted living, independent living facilities, homecare services, hospice providers and other operations. Our facilities generally operate in communities that also are served by similar facilities operated by our competitors. Certain of our competitors are operated by not-for-profit, non-taxpaying or governmental agencies that can finance capital expenditures on a tax exempt basis and that receive funds and charitable contributions unavailable to us. Our facilities compete based on factors such as our reputation for quality care; the commitment and expertise of our staff; the quality and comprehensiveness of our treatment programs; the physical appearance, location and condition of our facilities and to a limited extend, the charges for services. In addition, we compete with other long-term care providers for customer referrals from hospitals. As a result, a failure to compete effectively with respect to referrals may have an adverse impact on our business. Many of these competing companies have greater financial and other resources than we have. We cannot assure you that increased competition in the future will not adversely affect our financial condition and results of operations.

Possible changes in the case mix of patients as well as payor mix and payment methodologies may significantly affect our profitability.- The sources and amounts of our patient revenues will be determined by a number of factors, including licensed bed capacity and occupancy rates of our facilities, the mix of patients and the rates of reimbursement among payors. Likewise, reimbursement for therapy services will vary based upon payor and payment methodologies. Changes in the case mix of the patients as well as payor mix among private pay, Medicare and Medicaid will significantly affect our profitability. Particularly, any significant increase in our Medicaid population could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates.

Private third-party payors continue to try to reduce health care costs. - Private third-party payors are continuing their efforts to control health care costs through direct contracts with health care providers, increased utilization review and greater enrollment in managed care programs and preferred provider organizations. These private payors increasingly are demanding discounted fee structures and the assumption by health care providers of all or a portion of the financial risk. We could be adversely affected by the continuing efforts of private third-party payors to limit the amount of reimbursement we receive for health care services. We cannot assure you that reimbursement payments under private third-party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Future changes in the reimbursement rates or methods of private or third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services could result in a substantial reduction in our net operating revenues. Finally, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients is limited.

We are exposed to market risk due to the fact that outstanding debt and future borrowings are or will be subject to wide fluctuations based on changing interest rates. - Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with variable rate borrowings. We currently have an undrawn $75,000,000 revolving credit agreement. The revolving credit agreement provides for variable rates and if market interest rates rise, so will our required interest payments on any future borrowings under the revolving credit facility.

Although we currently have a modest amount of debt outstanding, we expect to borrow in the future to fund development and acquisitions. In the event we incur substantial indebtedness, this could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our financial obligations;
- increase our vulnerability to general adverse economic and industry conditions, including material adverse regulatory changes such as reductions in reimbursement;
- limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;
- require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes, or to carry out other aspects of our business plan;
- require us to pledge as collateral substantially all of our assets;
- require us to maintain certain debt coverage and financial ratios at specified levels, thereby reducing our financial flexibility;
- limit our ability to make material acquisitions or take advantage of business opportunities that may arise;
- expose us to fluctuations in interest rates, to the extend our borrowings bear variable rates of interest;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
- place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, loan agreements governing our debt contain and may in the future contain financial and other restrictive covenants limiting our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of some or all of our debts.

We are permitted to incur substantially more debt, which could further exacerbate the risks described above. - We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our current debt do not completely prohibit us or our subsidiaries from incurring additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify.

To service our current as well as anticipated indebtedness and future dividends, we will require a significant amount of cash, the availability of which depends on many factors beyond our control. - Our ability to make payments on and to refinance our indebtedness, including our present indebtedness, to fund planned capital expenditures, and to fund future dividend payments will depend on our ability to generate cash in the future. This, to a certain extend, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may not be able to meet all of our capital needs. - We cannot assure you that our business will generate cash flow from operations that anticipated revenue growth and improvement of operating efficiencies will be realized or that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or curtain discretionary capital expenditures.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

LONG-TERM HEALTH CARE CENTERS

State	City	Center Name	Affiliation	Total Beds	Joined NHC
Alabama	Anniston	NHC HealthCare, Anniston	Leased(1)	151	1973
	Moulton	NHC HealthCare, Moulton	Leased(1)	136	1973
Georgia	Fort Oglethorpe	NHC HealthCare, Fort Oglethorpe	Owned(2)	135	1989
	Rossville	NHC HealthCare, Rossville	Leased(1)	112	1971
Kansas	Chanute	Chanute HealthCare Center	Managed	77	2001
	Council Grove	Council Grove HealthCare Center	Managed	80	2001
	Haysville	Haysville HealthCare Center	Managed	119	2001
	Larned	Larned HealthCare Center	Managed	80	2001
	Sedgwick	Sedgwick HealthCare Center	Managed	62	2001
Kentucky	Glasgow	NHC HealthCare, Glasgow	Leased(1)	194	1971
	Madisonville	NHC HealthCare, Madisonville	Leased(1)	94	1973
Massachusetts	Greenfield	Buckley Nursing Home	Managed	120	1999
	Holyoke	Buckley Center for Nursing & Rehab.	Managed	102	1999
	Quincy	John Adams Continuing Care Center	Managed	71	1999
	Taunton	Longmeadow of Taunton	Managed	100	1999
Missouri	Columbia	Columbia HealthCare Center	Managed	97	2001
	Desloge	NHC HealthCare, Desloge	Leased(1)	120	1982
	Joplin	Joplin HealthCare Center	Managed	92	2001
	Joplin	NHC HealthCare, Joplin	Leased(1)	126	1982
	Kennett	NHC HealthCare, Kennett	Leased(1)	170	1982
	Macon	Macon Health Care Center	Managed	120	1982
	Osage Beach	Osage Beach Health Care Center	Managed	120	1982
	St. Charles	Charlevoix HealthCare Center	Managed	142	2001
	St. Charles	NHC HealthCare, St. Charles	Leased(1)	120	1982
	St. Louis	NHC HealthCare, Maryland Heights	Leased(1)	220	1987
	Springfield	Springfield Rehabilitation and Health Care Center	Managed	120	1982
	Town & Country	Town & Country HealthCare Center	Owned	200	2001
	West Plains	West Plains Health Care Center	Owned(3)	120	1982
New Hampshire	Epsom	Epsom Manor	Managed	108	1999
	Manchester	Maple Leaf Health Care Center	Managed	114	1999
	Manchester	Villa Crest Health Care Center	Managed	126	1999

State	City	Center Name	Affiliation	Total Beds	Joined NHC
South Carolina	Anderson	NHC HealthCare, Anderson	Leased(1)	290	1973
	Clinton	NHC HealthCare, Clinton	Owned(3)	131	1993
	Columbia	NHC HealthCare, Parklane	Owned(3)	180	1997
	Greenwood	NHC HealthCare, Greenwood	Leased(1)	152	1973
	Greenville	NHC HealthCare, Greenville	Owned(3))	176	1992
	Laurens	NHC HealthCare, Laurens	Leased(1)	176	1973
	Lexington	NHC HealthCare, Lexington	Owned(3)	120	1994
	Mauldin	NHC HealthCare, Mauldin	Owned(3)	180	1997
	Murrells Inlet	NHC HealthCare, Garden City	Owned(3)	148	1992
	North Augusta	NHC HealthCare, North Augusta	Owned(3)	132	1991
	Sumter	NHC HealthCare, Sumter	Managed	138	1985
Tennessee	Athens	NHC HealthCare, Athens	Leased(1)	98	1971
	Chattanooga	NHC HealthCare, Chattanooga	Leased(1)	207	1971
	Columbia	Maury Regional Hospital	Leased(1)	20	1996
	Columbia	NHC HealthCare, Columbia	Managed	106	1973
	Columbia	NHC HealthCare, Hillview	Leased(1)	92	1971
	Cookeville	NHC HealthCare, Cookeville	Leased(1)	94	1975
	Dickson	NHC HealthCare, Dickson	Managed	191	1971
	Dunlap	NHC HealthCare, Sequatchie	Leased(1)	120	1976
	Farragut	NHC HealthCare, Farragut	Owned(3)	90	1998
	Franklin	NHC Place, Cool Springs	Leased(1)	160	2004
	Franklin	NHC HealthCare, Franklin	Owned	80	1979
	Hendersonville	NHC HealthCare, Hendersonville	Leased(1)	122	1987
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	160	1971
	Knoxville	NHC HealthCare, Fort Sanders	Leased(1)	172	1977
	Knoxville	NHC HealthCare, Knoxville	Owned(2)	139	1971
	Lawrenceburg	NHC HealthCare, Lawrenceburg	Leased(1)	96	1985
	Lawrenceburg	NHC HealthCare, Scott	Managed	62	1971
	Lewisburg	NHC HealthCare, Lewisburg	Leased(1)	100	1971
	Lewisburg	NHC HealthCare, Oakwood	Leased(1)	60	1973
	McMinnville	NHC HealthCare, McMinnville	Leased(1)	150	1971
	Milan	NHC HealthCare, Milan	Leased(1)	122	1971
	Murfreesboro	AdamsPlace	Owned(3)	90	1997
	Murfreesboro	NHC HealthCare, Murfreesboro	Leased(1)	181	1974
	Nashville	The Health Center of Richland Place	Managed	107	1992
	Oak Ridge	NHC HealthCare, Oak Ridge	Managed	128	1977
	Pulaski	NHC HealthCare, Pulaski	Managed	102	1971
	Smithville	NHC HealthCare, Smithville	Leased(1)	114	1971
	Somerville	NHC HealthCare, Somerville	Leased(1)	72	1976
	Sparta	NHC HealthCare, Sparta	Leased(1)	120	1975
	Springfield	NHC HealthCare, Springfield	Leased(1)	107	1973
Virginia.............	Bristol	NHC HealthCare, Bristol	Leased(1)	120	1973

ASSISTED LIVING UNITS

State	City	Center	Affiliation	Units
Alabama	Anniston	NHC Place/Anniston	Owned(3)	68
Arizona	Gilbert	The Place at Gilbert	Managed	50
	Glendale	The Place at Glendale	Managed	38
	Tucson	The Place at Tucson	Managed	50
	Tucson	The Place at Tanque Verde	Managed	38
Kansas	Larned	Larned Health Care Center	Managed	19
Kentucky	Glasgow	NHC HealthCare, Glasgow	Leased(1)	8
Missouri	St. Charles	Lake St. Charles Retirement Center	Leased(1)	25
New Hampshire	Epsom	Heartland Place	Managed	54
	Manchester	Villa Crest Assisted Living	Managed	29
South Carolina	Conway	The Place at Conway	Managed	42
Tennessee	Dickson	NHC HealthCare, Dickson	Leased(1)	20
	Farragut	NHC Place, Farragut	Owned(3)	84
	Franklin	NHC Place, Cool Springs	Owned	46
	Gallatin	The Place at Gallatin	Managed	42
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	6
	Kingsport	The Place at Kingsport	Managed	44
	Murfreesboro	AdamsPlace	Owned(3)	83
	Nashville	Richland Place	Managed	24
	Smithville	NHC HealthCare, Smithville	Leased(1)	6
	Somerville	NHC HealthCare, Somerville	Leased(1)	12
	Tullahoma	The Place at Tullahoma	Managed	42

RETIREMENT APARTMENTS

State	City	Retirement Apartments	Affiliation	Units	Est.
Kansas	Larned	Larned HealthCare Center	Managed	10	2001
Missouri	St. Charles	Lake St. Charles Retirement Apartments	Leased(1)	155	1984
Tennessee	Chattanooga	Parkwood Retirement Apartments	Leased(1)	30	1986
	Johnson City	Colonial Hill Retirement Apartments	Leased(1)	63	1987
	Murfreesboro	AdamsPlace	Owned(3)	93	1997
	Nashville	Richland Place Retirement Apartments	Managed	137	1993

HOMECARE PROGRAMS

State	City	Homecare Programs	Affiliation	Est.
Florida.	Carrabelle	NHC HomeCare of Carrabelle	Owned	1994
	Chipley	NHC HomeCare of Chipley	Owned	1994
	Crawfordville	NHC HomeCare of Crawfordville	Owned	1994
	Marianna	NHC HomeCare of Marianna	Owned	1994
	Merritt Island	NHC HomeCare of Merritt Island	Owned	1999
	Ocala	NHC HomeCare of Ocala	Owned	1996
	Panama City	NHC HomeCare of Panama City	Owned	1994
	Port St. Joe	NHC HomeCare of Port St. Joe	Owned	1994
	Quincy	NHC HomeCare of Quincy	Owned	1994
	Vero Beach	NHC HomeCare of Vero Beach	Owned	1997
South Carolina	Aiken	NHC HomeCare of Aiken	Owned	1996
	Greenville	NHC HomeCare of Greenville	Owned	2007
	Greenwood	NHC HomeCare of Greenwood	Owned	1996
	Laurens	NHC HomeCare of Laurens	Owned	1996
Tennessee	Athens	NHC HomeCare of Athens	Owned	1984
	Chattanooga	NHC HomeCare of Chattanooga	Owned	1985
	Columbia	NHC HomeCare of Columbia	Owned	1977
	Cookeville	NHC HomeCare of Cookeville	Owned	1976
	Dickson	NHC HomeCare of Dickson	Owned	1977
	Franklin	NHC HomeCare of Franklin	Owned	2007
	Johnson City	NHC HomeCare of Johnson City	Owned	1978
	Knoxville	NHC HomeCare of Knoxville	Owned	1977
	Lawrenceburg	NHC HomeCare of Lawrenceburg	Owned	1977
	Lebanon	NHC HomeCare of Lebanon	Owned	1997
	Lewisburg	NHC HomeCare of Lewisburg	Owned	1977
	McMinnville	NHC HomeCare of McMinnville	Owned	1976
	Milan	NHC HomeCare of Milan	Owned	1977
	Murfreesboro	NHC HomeCare of Murfreesboro	Owned	1976
	Pulaski	NHC HomeCare of Pulaski	Owned	1985
	Somerville	NHC HomeCare of Somerville	Owned	1983
	Sparta	NHC HomeCare of Sparta	Owned	1984
	Springfield	NHC HomeCare of Springfield	Owned	1984

(1) Leased from NHI

(2) NHC HealthCare/Fort Oglethorpe and NHC HealthCare/Fort Sanders are owned by separate limited partnerships. The Company owns approximately 80% of the partnership interest in Fort Oglethorpe and 25% of the partnership interest in Fort Sanders.

(3) Acquired upon merger of NHR and NHC.

The following table includes certain information regarding Healthcare Facilities which are owned by us and leased to others:

Name of Facility	Location	No. of Beds
Long-Term Care		
The Aristocrat	Naples, FL	60
The Health Center at Coconut Creek	Coconut Creek, FL	120
The Health Center of Daytona Beach	Daytona Beach, FL	73
The Imperial Health Care Center	Naples, FL	113
The Health Center of Windermere	Orlando, FL	120
Charlotte Harbor Health Care Center	Port Charlotte, FL	180
Standifer Place Property	Chattanooga, TN	544
Assisted Living		
The Place at Vero Beach	Vero Beach, FL	120
The Place at Merritt Island	Merritt Island, FL	84
The Place at Stuart	Stuart, FL	84
Standifer Place Property	Chattanooga, TN	66

ITEM 3. LEGAL PROCEEDINGS.

GENERAL AND PROFESSIONAL LIABILITY LAWSUITS AND INSURANCE

The long term care industry has experienced significant amounts of personal injury/wrongful death claims and in the severity of awards based upon alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2007, we and/or our managed centers are currently defendants in 62 such claims covering the years 1995 through December 31, 2007. Ten of the 62 suits are in Florida, where we have not operated or managed long-term care providers since September 30, 2000. Of the ten Florida suits, three suits relate to events before and seven suits relate to events after our cessation of business in Florida. These latter seven suits assert allegations of continued exposure even after we ceased operations.

In 2002, we established and capitalized a wholly-owned licensed liability insurance company. Thus, since 2002, insurance coverage for incidents occurring at all providers owned or leased, and most providers managed by us is provided through this wholly-owned insurance company.

Our coverages for all years include primary policies and umbrella policies. In 2002, deductibles were eliminated and first dollar coverage was provided through the wholly-owned insurance company, while the excess coverage was provided by a third party insuror.

Beginning in 2003, both primary and excess professional liability insurance coverage is being provided through our wholly-owned liability insurance company in the amount of $1 million per incident, $3 million per location with an aggregate primary policy limit of $11.0 million in 2003, $12.0 million in 2004 and $14.0 million in years 2005 through 2007. Years 2003-2007 have a $7.5 million annual excess aggregate.

As a result of the terms of our insurance policies and our use of a wholly-owned insurance company, we have retained significant self-insured risk with respect to general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to exposures in excess of coverage limits, and we maintain reserves for these obligations. **It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.**

GENERAL LITIGATION

There is certain additional litigation incidental to our business, none of which, in management's opinion, would be material to our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a) A Special Meeting of Stockholders was held on October 25, 2007.

(c) Matters voted upon at the meeting were as follows:

PROPOSAL NO. 1: To consider and vote upon a proposal to adopt an amendment to the certificate of incorporation of NHC to increase the maximum number of shares of undesignated preferred stock having a par value of $.01 per share from 10,000,000 shares to 25,000,000 shares.

For	Against	Abstain
10,311,084	1,789,641	3,731

PROPOSAL NO. 2: To consider and vote upon a proposal to approve the issuance of shares of NHC Series A convertible preferred stock pursuant to the merger agreement.

For	Against	Abstain
10,319,320	1,781,146	3,991

PROPOSAL NO. 3: To approve the postponement or adjournment of the NHC special meeting for the solicitation of additional votes, if necessary.

For	Against	Abstain
10,210,044	1,889,769	4,644

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The shares of common stock of National HealthCare Corporation are listed on the American Stock Exchange under the symbol NHC. The closing price for the NHC common shares on March 10, 2008 was $46.45. On December 31, 2007, NHC had approximately 4,224 shareholders, comprised of approximately 2,332 shareholders of record and an additional 1,892 shareholders indicated by security position listings. The following table sets out the quarterly high and low sales prices and cash dividends declared of NHC's common shares.

	Stock Prices		Cash Dividends
	High	Low	Declared
2006			
1st Quarter	$42.58	$36.50	$.150
2nd Quarter	47.75	38.26	.180
3rd Quarter	55.81	39.22	.180
4th Quarter	59.00	49.84	.180
2007			
1st Quarter	$57.50	$50.02	$.180
2nd Quarter	57.50	49.80	.210
3rd Quarter	54.59	48.73	.210
4th Quarter	55.75	46.75	.210

There was no repurchase or publicly announced programs to repurchase our common stock in 2006 or 2007.

Although we intend to declare and pay regular quarterly cash dividends, there can be no assurance that any dividends will be declared, paid or increased in the future.

Since November 1, 2007, the shares of convertible preferred stock of NHC are listed on the American Stock Exchange under the symbol NHC.PR.A. The following table sets out the quarterly high and low sales prices and cash dividends declared of NHC's preferred shares.

	Stock Prices		Cash Dividends
	High	Low	Declared
2007			
4th Quarter (from November 1, 2007)	$15.00	$13.00	$.1689

ITEM 6. SELECTED FINANCIAL DATA.

The following table represents selected financial information for the five years ended December 31, 2007. The data for 2007, 2006 and 2005 has been derived from financial statements included elsewhere in this Form 10-K and should be read in conjunction with those financial statements and accompanying footnotes.

	Year Ended December 31,				
	2007(1)(2)	2006(3)	2005	2004	2003
	(in thousands, except per share data)				
Operating Data:					
Net revenues	$598,034	$562,958	$542,381	$521,829	$472,864
Total costs and expenses	525,800	508,679	495,691	481,774	439,577
Income before income taxes	72,234	54,279	46,690	40,055	33,287
Income tax provision	26,785	17,539	18,055	16,083	13,335
Net income	45,449	36,740	28,635	23,972	19,952
Dividends to preferred shareholders	1,831	—	—	—	—
Net income available to common shareholders	43,618	36,740	28,635	23,972	19,952
Earnings per share:					
Basic	$ 3.47	$ 2.99	$ 2.34	$ 2.05	$ 1.72
Diluted	3.36	2.85	2.24	1.95	1.65
Cash dividends declared:					
Per preferred share	$ .169	$ —	$ —	$ —	$ —
Per common share	.810	.690	.575	.500	—
Balance Sheet Data:					
Total assets	$698,408	$471,477	$410,625	$373,117	$352,393
Accrued risk reserves	88,382	76,471	70,290	62,354	43,953
Long-term debt, less current portion	10,000	10,381	13,568	16,025	19,000
Debt serviced by other parties	—	—	—	1,494	1,727
Stockholders' equity	455,708	249,142	203,059	182,348	151,027

(1) Effective January 1, 2007, the Company adopted FASB Interpretation No. 48.

(2) On October 31, 2007, the Company completed its acquisition of NHR.

(3) Effective January 1, 2006, the Company adopted FASB Statement No. 123(revised 2004).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW—

National HealthCare Corporation, which we also refer to as NHC or the Company, is a leading provider of long-term health care services. At December 31, 2007, we operate or manage 73 long-term health care centers with 9,153 beds in 10 states and provide other services in two additional states. These operations are provided by separately funded and maintained subsidiaries. We provide long-term health care services to patients in a variety of settings including long-term nursing centers, managed care specialty units, sub-acute care units, Alzheimer's care units, hospice care, homecare programs, assisted living centers and independent living centers. In addition, we provide management and accounting services to owners of long-term health care centers.

Executive Summary

Merger of National HealthCare Corporation and National Health Realty, Inc., and Issuance of NHC Convertible Preferred Stock – On October 31, 2007, NHC completed its acquisition of National Health Realty, Inc., ("NHR") as contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated December 20, 2006, by and among Davis Acquisition sub LLC, NHC/OP, L.P., NHR and NHC, following the approval of the merger by the stockholders of NHR and the adoption of the amendment to the Certificate of Incorporation of NHC and approval of the issuance of shares of NHC Series A Convertible Preferred Stock ("NHC Preferred") by the stockholders of NHC. The acquisition is expected to enable us to move forward with future growth opportunities, to enhance our cash flows, and to provide us with ownership of a portfolio of first class health care, retirement and assisted living centers. We estimate that we experienced a reduction in 2007 earnings per share of approximately 9 cents per share basic and one cent per share diluted due to the merger. We believe, however, that the negative consequence is offset by the accretive effect that the merger has had and is expected to have in the future on NHC's free cash flow.

$75,000,000 Revolving Credit Agreement – On October 30, 2007, National HealthCare Corporation entered into a Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as lender (the "Lender"). The Credit Agreement provides for a $75,000,000 revolving credit facility (the "Credit Facility"), of which of up to $5,000,000 may be utilized for letters of credit. Amounts outstanding under the Credit Facility bear interest at either (i) the Eurodollar rate plus 0.25% or (ii) the base rate.

The Credit Facility is available for general corporate purposes, including working capital and acquisitions. We obtained the line of credit to fund further growth strategies as opportunities arise.

Earnings – To monitor our earnings, we have developed budgets and management reports to monitor labor, census, and the composition of revenues. Inflationary increases in our costs may cause net earnings from patient services to decline.

Development and Growth – We are undertaking to expand our long-term care operations while protecting our existing operations and markets. The following table lists our recent or expected construction and purchase activities.

Description	Beds	Location	Placed in Service (PS) or Began Construction (BC)
Purchase	200	Town & Country , MO	March 2006 – PS
Addition	30	Farragut, TN	Third Quarter 2006 – PS
Addition	60	Mauldin, SC	Third Quarter 2006 – PS
Addition	60	Columbia, SC	First Quarter 2007 – PS
Addition	60	Garden City, SC	First Quarter 2007 – PS
Addition	60	North Augusta, SC	Second Quarter 2008 –BC
Addition	20	Franklin, TN	2008 – PS
New Center	120	Bluffton, SC	2008 – BC
Purchase	109	Knoxville, TN	January 2008 – PS

In April 2007, we purchased 32 long-term health care beds and received Certificate of Need approval for an additional 30 beds to construct a new 62 bed facility to be located in Hendersonville, Tennessee. Construction of the new facility is expected to begin in 2008.

In 2007 we are continuing to develop an active hospice program in South Carolina independently of our partnership with Caris Healthcare and are also exploring opportunities to expand our home health care services. Also during 2007, we will apply for Certificates of Need for additional beds in our markets and also evaluate the feasibility of expansion into new markets by building private pay health care centers or by the purchase of existing health care centers.

Accrued Risk Reserves – Our accrued professional liability reserves, workers' compensation reserves and health insurance reserves totaled $88,382,000 at December 31, 2007 and are a primary area of management focus. We have set aside restricted cash and marketable securities to fund our professional liability and workers' compensation reserves.

As to exposure for professional liability claims, we have developed for our centers performance certification criteria to measure and bring focus to the patient care issues most likely to produce professional liability exposure, including in–house acquired pressure ulcers, significant weight loss and numbers of falls. These programs for certification, which we regularly modify and improve, have produced measurable improvements in reducing these incidents. Our experience is that achieving goals in these patient care areas improves both patient and employee satisfaction. Furthermore, we are continuing efforts to identify and restructure the ownership or management of our higher risk operations and locations to eliminate NHC liability exposure.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and cause our reported net income to vary significantly from period to period.

Our critical accounting policies that are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments are as follows:

Revenue Recognition – Third Party Payors – Approximately 60% (2007), and 63% (2006 and 2005) of our net revenues are derived from Medicare, Medicaid, and other government programs. Amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Any differences between our estimates of settlements and final determinations are reflected in operations in the year finalized. We have made provisions of approximately $12,339,000 for other various Medicare and Medicaid issues for current and prior year cost reports. Consistent with our revenue recognition policies, we will record revenues associated with the approved requests and the other various issues when the approvals, including the final cost report audits, are assured. We recorded revenues of $2,910,000 and a $3,928,000 for such settlements in 2007 and 2006, respectively. Adjustments of a similar nature were not significant in 2005.

Revenue Recognition – Private Pay – For private pay patients in skilled nursing or assisted living facilities, we bill room and board in advance for the current month with payment being due upon receipt of the statement in the month the services are performed. Charges for ancillary, pharmacy, therapy and other services to private patients are billed in the month following the performance of services; however, all billings are recognized as revenue when the services are performed.

Valuations and Impairments to our Investment in Enhanced Cash Fund – At December 31, 2007, we reported an aggregate investment of $35,492,000 in the Columbia Strategic Cash Portfolio Fund (the "Fund") which invests principally in high quality corporate debt, mortgage-backed securities and asset-backed securities. During December, 2007 the Fund's manager notified us that due to turmoil in credit markets in the United States (1) Fund cash redemptions to investors were suspended, (2) the Fund's valuation will be based on the market value of the underlying securities instead of amortized cost, (3) interest would continue to accrue and be paid and (4) the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the Fund holders that is expected to be completed in 2009. As the Fund is liquidated, we expect to receive our pro rata share of the Fund in cash distributions.

The Fund's valuation will fluctuate based on changes in the market values of the securities held by the Fund. At December 31, 2007 we adjusted our carrying value to the Fund's net asset value, which adjustment required us to write down our carrying value by $453,000. We will continue to evaluate our investment in the Fund for other-than-temporary impairments. It is possible that future events could require us to make significant adjustments or revisions to our estimates of the Fund value.

Accrued Risk Reserves – We are principally self-insured for risks related to employee health insurance, workers' compensation and professional and general liability claims. Our accrued risk reserves primarily represent the accrual for self-insured risks associated with employee health insurance, workers' compensation and professional and general liability claims. The accrued risk reserves include a liability for reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to support the estimates recorded for incurred but unreported claims. Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis.

Professional liability remains an area of particular concern to us. The entire long term care industry has seen a dramatic increase in personal injury/wrongful death claims based on alleged negligence by nursing homes and their employees in providing care to residents. As of December 31, 2007, we and/or our managed centers are defendants in 62 such claims inclusive of years 1995 through 2007. It remains possible that those pending matters plus potential unasserted claims could exceed our reserves, which could have a material adverse effect on our financial position, results of operations and cash flows. It is also possible that future events could cause us to make significant adjustments or revisions to these reserve estimates and cause our reported net income to vary significantly from period to period.

We maintain insurance coverage for incidents occurring in all provider locations owned, leased or managed by us. The coverages include both primary policies and umbrella policies.

For 2002, we maintain primary coverage through our own insurance company with excess coverage provided by a third party insurance company. For 2003-2007, we maintain both primary and excess coverage through our own insurance subsidiary. In all years, settlements, if any, in excess of available insurance policy limits and our own reserves would be expensed by us.

Revenue Recognition – Subordination of Fees and Uncertain Collections – We provide management services to certain long-term care facilities and to others we provide accounting and financial services. We generally charge 6% of net revenues for our management services and a predetermined fixed rate per bed for the accounting and financial services. Our policy is to recognize revenues associated with both management services and accounting and financial services on an accrual basis as the services are provided. However, under the terms of our management contracts, payments for our management services are subject to subordination to other expenditures of the long-term care center being managed. Furthermore, there are certain of the third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that collection is not reasonably assured and our policy is to recognize income only in the period in which the amounts are realized. We may receive payment for the unpaid and unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the centers are sufficient to pay the fees. There can be no assurance that such future cash flows will occur. The realization of such previously unrecognized revenue could cause our reported net income to vary significantly from period to period.

We agree to subordinate our fees to the other expenses of a managed center because we believe we know how to improve the quality of patient services and finances of a long-term care center and because subordinating our fees demonstrates to the owner and employees of the managed center how confident we are of the impact we can have in making the center operations successful. We may continue to provide services to certain managed centers despite not being fully paid currently so that we may be able to collect unpaid fees in the future from improved operating results and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. Also, we may benefit from providing other ancillary services to the managed center. We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investment activities of the centers are sufficient to pay the fees. There can be no assurance that such future cash flows will occur.

See Notes 3, 4 and 5 to the Consolidated Financial Statements regarding our relationships with National, NHI and centers previously owned by NHI and the recognition of management fees from long-term care centers owned by these parties.

Certain of our accounts receivable from private paying patients and certain of our notes receivable are subject to credit losses. We have attempted to reserve for expected accounts receivable credit losses based on our past experience with similar accounts receivable and believe our reserves to be adequate.

We continually monitor and evaluate the carrying amount of our notes receivable in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan - An Amendment of FASB Statements No. 5 and 15." It is possible, however, that the accuracy of our estimation process could be materially impacted as the composition of the receivables changes over time. We continually review and refine our estimation process to make it as reactive to these changes as possible. However, we cannot guarantee that we will be able to accurately estimate credit losses on these balances. It is possible that future events could cause us to make significant adjustments or revisions to these estimates and cause our reported net income to vary significantly from period to period.

Potential Recognition of Deferred Income – During 1988, we sold the assets of eight long-term health care centers to National Health Corporation ("National"), our administrative general partner at the time of the sale. The resulting profit of $15,745,000 was deferred. $10,000,000 of the deferred gain and related deferred income taxes of $4,000,000 was recognized as income in December, 2007 with the collection of the $10,000,000 note from National. $3,745,000 of the deferred gain has been amortized into income on a straight-line basis over the 20-year management contract period. Additional deferred income of $2,000,000 will be reported when the Company no longer has an obligation to advance the $2,000,000 working capital loan which obligation was extended until January 20, 2018 with the extension of the management agreement with National to that date.

Guarantees – We guarantee the debt of National and the ESOP ($3,073,000). It is possible that future events could cause us to make adjustments to our estimates and liability under this guarantee and cause our reported net income to vary from period to period.

Uncertain Tax Positions – NHC continually evaluates for uncertain tax positions. These uncertain positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for our uncertain tax positions including related penalties and interest. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with limited need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which contain accounting policies and other disclosures required by generally accepted accounting principles.

Results of Operations

The following table and discussion sets forth items from the consolidated statements of income as a percentage of net revenues for the audited years ended December 31, 2007, 2006 and 2005.

Percentage of Net Revenues

Year Ended December 31,	2007	2006	2005
Revenues:			
Net patient revenues	90.3%	89.1%	87.9%
Other revenues	9.7	10.9	12.1
Net Revenues	100.0	100.0	100.0
Costs and Expenses:			
Salaries, wages and benefits	54.6	53.8	52.6
Other operating	29.4	28.0	27.7
Write-off (recovery) of notes receivable	(2.3)	(1.3)	.2
Recognition of deferred gain – National	(1.7)	—	—
Gain on sale of assets	(1.8)	—	—
Rent	6.7	7.2	7.7
Depreciation and amortization	2.8	2.5	2.9
Interest	.2	.2	.3
Total costs and expenses	87.9	90.4	91.4
Income before income taxes	12.1	9.6%	8.6%
Income tax provision	(4.5)	(3.1)	(3.3)
Net Income	7.6	6.5	5.3

The following table sets forth the increase in certain items from the consolidated statements of income as compared to the prior period.

Period to Period Increase (Decrease)

	2007 vs. 2006		2006 vs. 2005	
(dollars in thousands)	Amount	Percent	Amount	Percent
Revenues:				
Net patient revenues	$ 38,053	7.6	$25,109	5.3
Other revenues	(2,977)	(4.9)	(4,532)	(6.9)
Net revenues	35,076	6.2	20,577	3.8
Costs and Expenses:				
Salaries, wages and benefits	23,583	7.8	17,374	6.1
Other operating	17,985	11.4	7,504	5.0
Recognition of deferred gain – National	(10,000)	100.0	—	—
Write-off (recovery) of notes receivable	(6,262)	(85.7)	(8,309)	(830.9)
Gain on sale of assets	(11,108)	100.0	—	—
Rent	(105)	(.3)	(1,739)	(4.1)
Depreciation and amortization	2,836	20.0	(1,291)	(8.3)
Interest	192	19.6	(551)	36.0
Total costs and expenses	17,121	3.4	12,988	2.6
Income Before Income Taxes	17,955	33.1	7,589	16.3
Income Tax Provision	(9,246)	(52.7)	516	2.9
Net Income	$ 8,709	23.7	$ 8,105	28.3

Our long-term health care services, including therapy and pharmacy services, provided 91.8% of net patient revenues in 2007, 2006, and 2005. Homecare programs provided 8.2%, 9.0%, and 9.7% of net patient revenues in 2007, 2006, and 2005, respectively.

The overall average census in owned and leased health care centers for 2007 was 92.5% compared to 93.6% in 2006 and 94.0% in 2005.

Approximately 60% (2007) and 63% (2006 and 2005) of our net patient revenues are derived from Medicare, Medicaid, and other government programs. As discussed above in the Application of Critical Accounting Policies section, amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. See Application of Critical Accounting Policies for discussion of the effects that this revenue concentration and the uncertainties related to such revenues have on our revenue recognition policies.

Government Program Financial Changes

Cost containment will continue to be a priority for Federal and State governments for health care services, including the types of services we provide. Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that health care providers may charge and be reimbursed to care for patients covered by these programs. Congress has passed a number of laws that have effected major changes in the Medicare and Medicaid programs. The Balanced Budget Act of 1997, or the Budget Act, sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid to various providers. In February 2006, Congress enacted the Deficit Reduction Act, or DRA, which reduced net Medicare and Medicaid spending, and in December 2006, Congress passed the Tax Relief and Health Care Act of 2006, which also affects payments under the Medicare and Medicaid programs. In the Tax Relief and Health Care Act of 2006, Congress reduced the limit on Medicaid provider taxes for the period January 1, 2008 through September 30, 2011 from the 6 percent set by CMS regulations to a 5.5 percent limit set by statute.

Medicare—

Effective October 1, 2007, our PPS rates were increased by 5.5% due to inflation update (3.3%) and Care Based Statistical Area (CBSA) designations. We estimate that the positive revenue effect of the Centers for Medicare and Medicaid Services (CMS) final rule was $1,842,000 for the fourth quarter of 2007. The inflation update (or market basket increase) was 3.1% in 2005 and 3.1% in 2006.

Overall our average Medicare per diem increased 7.3% in 2007 compared to 2006. No assurances can be given as to whether Congress will increase or decrease reimbursement in the future, the timing of any action or the form of relief, if any, that may be enacted.

Medicaid—

Tennessee annual Medicaid rate increases were implemented effective July 1, 2007. The increase in revenue was approximately $533,000 per quarter. Minimum wage pass thru impact was $318,000 per quarter.

Missouri Medicaid funded a global rate increase for all providers of $3.00 per day effective for February 1, 2007 through June 30, 2007. Effective July 1, 2007, an additional $6.00 per day increase was funded. The combined effect of the eleven months in rate increases was approximately $1,275,000 in 2007.

South Carolina Medicaid annual per diem rate increases resulted in additional revenues of approximately $251,000 per quarter.

Overall our average Medicaid per diem increased 4.82% in 2007 compared to 2006. We face challenges with respect to states' Medicaid payments, because many currently do not cover the total costs incurred in providing care to those patients. States will continue to control Medicaid expenditures but also look for adequate funding sources, including provider assessments. The DRA includes several provisions designed to reduce Medicaid spending. These provisions include, among others, provisions strengthening the Medicaid asset transfer restrictions for persons seeking to qualify for Medicaid long-term care coverage, which could, due to the timing of the penalty period, increase facilities' exposure to uncompensated care. Other provisions could increase state funding for home and community-based services, potentially having an impact on funding for nursing facilities. There is no assurance that the funding for our services will increase or decrease in the future.

2007 Compared to 2006

Results for 2007 compared to 2006 include a 6.2% increase in net revenues and a 33.1% increase in net income before income taxes after excluding the consideration of the effect of the recovery of a note receivable previously written off.

Net patient revenues increased $38,053,000 or 7.6% compared to the same period last year due to government and program and private pay rate increases and bed additions. Medicaid rate changes that became effective July 1, 2007 increased our revenues by approximately $1,702,000. Additionally, the March 2006 acquisition of our 200 bed long-term care facility located in Town and Country, Missouri added approximately $2,627,000 to net patient revenue.

Other revenues this year decreased $2,977,000 or 4.9% to $58,276,000. Other revenues in 2007 include management and accounting service fees of $16,799,000 ($16,420,000 in 2006) and insurance services revenue of $15,914,000 ($18,814,000 in 2006). The decrease in other revenue was offset in part due to an increase of $1,713,000 in the amount of our equity in earnings of our unconsolidated investment (Caris HealthCare, L.P.) Rental income increased $1,459,000 in 2007 compared to 2006, which increase includes $1,112,000 of rent on properties acquired from NHR. During 2007, NHC provided management, accounting and financial services for 28 facilities as compared to 32 facilities during 2006. See Application of Critical Accounting Policies, *Revenue Recognition - Subordination of Fees and Uncertain Collections* above.

The decrease in insurance service revenues is due to a decline of approximately 15.4% in the number of centers covered and decreased premiums for professional liability insurance and decreased premiums for workers' compensation insurance from our wholly-owned insurance subsidiaries. The premiums charged are based on factors considering actuarially determined estimates of potential liability.

Total costs and expenses for 2007 increased $17,121,000 or 3.4% to $525,800,000 from $508,679,000 in 2006. Salaries, wages and benefits, the largest operating costs of this service company, increased $23,583,000 or 7.8% to $326,191,000 from $302,862,000. Other operating expenses increased $17,985,000 or 11.4% to $175,649,000 for 2007 compared to $157,664,000 in 2006. Rent expense decreased $105,000 or .3% to $40,205,000 due to decreased rates and due to reduction in rent expense in November and December due to the October 31, 2007 merger with NHR. Depreciation and amortization increased 20.0% to $17,008,000. Interest costs increased 19.6% to $1,172,000.

Increases in salaries, wages and benefits are due in part to increased numbers of employees due to newly opened long-term care bed additions or facilities (approximately $6,532,000 of increase) and to inflationary wage increases.

Increases in other operating costs and expenses are due in part to the acquisition of a 200 bed long-term care center, newly opened additions (approximately $7,322,000 of increase) and from inflationary increases. Other operating costs and expenses include professional liability insurance and workers' compensation insurance expense.

Costs and expenses for 2007 include a $7,376,000 recovery of a note receivable from a health care center we provided management and accounting services for in Chattanooga, Tennessee which had been previously written off. In addition, cost and expenses included $6,195,000 which had been previously written off. We had a participation in a note receivable that was repaid by the other party in the participation agreement. We continue to monitor closely our other notes receivable from centers to which we provide management or accounting services.

Costs and expenses for 2007 also includes a gain on the sale of assets in the amount of $11,108,000 and recognition of deferred gain – National in the amount of $10,000,000. In the third quarter of 2007, we recognized a gain of approximately $10,785,000 on the sale of undeveloped land located in Charleston, South Carolina and a gain of approximately $323,000 on the sale of land in McMinnville, Tennessee. In addition, a $10,000,000 deferred gain was recognized as income in December, 2007 with the collection of a $10,000,000 note receivable from National (See Note 4).

The increase in depreciation expense is due primarily to recording depreciation of approximately $1,211,000 on assets we acquired in the merger with NHR.

The increase in interest costs is primarily due to recording capitalized interest for construction projects financed internally of approximately $26,000 in the current period compared to $370,000 in the period ended December 31, 2006. Additionally, as a result of the merger with NHR, effective November 1, 2007, we assumed a note payable in the amount of $7,050,000 with a 6.2% interest rate at December 31, 2007. The weighted average interest rate for our debt decreased to 7.5% in 2007 from 8.0% in 2006.

The income tax provision for 2007 is $26,785,000 (an effective tax rate of 37.1%). The income tax provision and effective tax rate for 2007 were impacted by statute of limitations expirations of $1,504,000 (including $499,000 of interest and penalties) under FIN 48, or 2.1% of income before taxes in 2007.

The income tax provision for 2006 was $17,539,000 (an effective tax rate of 32.3%). The income tax provision and effective tax rate for 2006 were impacted by a one-time benefit of $4,205,000 (7.8% of income before taxes in 2006) from the reversal of previously accrued taxes related to changed facts and circumstances, issue resolutions, and statute of limitation expirations concerning positions taken on our tax returns.

The effective tax rate for 2008 is estimated to be in the range of 35.0% to 40.0%.

2006 Compared to 2005

Results for 2006 compared to 2005 include a 5.3% increase in net revenues and a 0.6% increase in net income before income taxes after excluding the consideration of the effect of the recovery of a note receivable previously written off.

Net patient revenues increased $25,109,000 or 5.3% compared to the same period last year due to government and program and private pay rate increases and bed additions. Medicaid rate changes that became effective July 1, 2006 increased our revenues by approximately $1,218,000. The acquisition of our 200 bed long-term care facility located in Town and Country, Missouri added approximately $7,123,000 to net patient revenue.

Other revenues this year decreased $4,532,000 or 6.9% to $61,253,000. Other revenues in 2006 include management and accounting service fees of $16,420,000 ($24,684,000 in 2005) and insurance services revenue of $18,814,000 ($23,585,000 in 2005). The decrease in management and accounting service fees is due in part to the recognition in 2005 of $8,416,000, of fees received in 2005 but which had been doubtful of collection in prior years. During 2006, NHC provided management, accounting and financial services for 32 facilities as compared to 37 facilities during 2005. See Application of Critical Accounting Policies, *Revenue Recognition - Subordination of Fees and Uncertain Collections* above.

The decrease in insurance service revenues is due to decreased premiums for professional liability insurance and decreased premiums for workers' compensation insurance from our wholly-owned insurance subsidiaries. The premiums charged are based on factors considering actuarially determined estimates of potential liability.

Total costs and expenses for 2006 increased $12,988,000 or 2.6% to $508,679,000 from $495,691,000 in 2005. Salaries, wages and benefits, the largest operating costs of this service company, increased $17,374,000 or 6.1% to $302,862,000 from $285,488,000. Other operating expenses increased $7,504,000 or 5.0% to $157,664,000 for 2006 compared to $150,160,000 in 2005. Rent expense decreased $1,739,000 or 4.1% to $40,310,000 due to decreased rates. Depreciation and amortization decreased 8.3% to $14,172,000. Interest costs decreased 36.0% to $980,000.

Increases in salaries, wages and benefits are due in part to increased numbers of employees due to newly opened long-term care bed additions or facilities (approximately $4,334,000 of increase), to inflationary wage increases and to increased bonus and benefit programs compared to 2005. The increases in bonus and benefit programs result both from inflationary increases as well as from changes in the benefit programs. Recently passed minimum wage increases will not have a material impact on salaries and wages.

Increases in other operating costs and expenses are due in part to the acquisition of a 200 bed long-term care center, newly opened additions and from inflationary increases. Other operating costs and expenses include professional liability insurance and workers' compensation insurance expense.

Costs and expenses for 2006 include a $7,309,000 recovery of a note receivable from a health care center we manage in Nashville, Tennessee which had been previously written off. The center was able to refinance its debt. Expenses in 2005 include a loss of $1,000,000 for the write-off of a receivable. This note receivable is due from a 120-bed long-term health care center in Missouri that we manage. We continue to monitor closely our other notes receivable from centers to which we provide management or accounting services. The increase in other operating expenses related to Town and Country amount to approximately $2,309,000.

The decrease in interest costs is partially due to recording capitalized interest of approximately $370,000 for construction projects financed internally in the period ended December 31, 2006. The weighted average interest rate for our debt increased to 8.0% in 2006 from 7.3% in 2005.

The income tax provision for 2006 was $17,539,000 (an effective tax rate of 32.3%). The income tax provision and effective tax rate for 2006 were impacted by a one-time benefit of $4,205,000 (7.8% of income before taxes in 2006) from the reversal of previously accrued taxes related to changed facts and circumstances, issue resolutions, and statute of limitation expirations concerning positions taken on our tax returns.

The income tax provision for 2005 was $18,055,000 (an effective tax rate of 38.7%).

Liquidity, Capital Resources and Financial Condition—

Sources and Uses of Funds – Our primary sources of cash include revenues from the healthcare and senior living facilities we operate, insurance services, management services and accounting services. Our primary uses of cash include salaries, wages and other operating costs of our home office and the facilities we operate, the cost of additions to and acquisitions of real property, rent expenses, debt service payments (including principal and interest) and dividend distributions. These sources and uses of cash are reflected in our Consolidated Statements of Cash Flows and are discussed in further detail below. The following is a summary of our sources and uses of cash flows (dollars in thousands):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	12/31/05	12/31/06	$	%	12/31/07	$	%	$	%
Cash and Cash equivalents at beginning of period . . .	$ 40,601	$ 60,870	$ 20,269	50%	$ 50,678	$(10,192)	(17)%	$ 10,077	25%
Cash provided from (used in) operating activities . . .	47,504	35,729	(11,775)	(25)%	45,936	10,207	29%	(1,568)	(3)%
Cash provided from (used in) investing activities . . .	(20,038)	(42,273)	(22,235)	(111)%	(118,950)	(76,677)	181%	(98,912)	494%
Cash provided from (used in) financing activities . . .	(7,197)	(3,648)	3,549	49%	24,715	28,363	777%	31,912	443%
Cash and cash equivalents at end of period.	$ 60,870	$ 50,678	$(10,192)	(17)%	$ 2,379	$(48,299)	(95)%	$(58,491)	96%

Operating Activities – Net cash provided by operating activities for the year ended December 31, 2007, was $45,936,000 as compared to $35,729,000 for 2006 and $47,504,000 in 2005. Cash provided by operating activities for the current year benefited from increases in various accrued current liabilities including accrued risk reserves, amounts due third party payors which are payables to Medicare and Medicaid intermediaries, and accrued payroll. The increases were offset by increases in accounts receivable and increases in restricted cash. Increases in restricted cash totaled $6,268,000 compared to an increase of $8,199,000 in the prior year. The increase in accounts receivable is due to increases in revenues and timing differences.

The increase in restricted cash is due primarily to the cash reserved for our accrued risk reserves, including professional liability claims, workers' compensation claims and health insurance claims, net of cash paid out for those claims.

The increase in other current liabilities and accrued risks reserves accounted for $13,753,000 in 2007, $5,054,000 in 2006 and $11,912,000 in 2005 of the cash provided by operating activities. If the risks materialize as expected, which may not be finally known for several years, they will require the use of our restricted cash.

Investing Activities – Cash used in investing activities totaled $118,950,000 for the year ended December 31, 2007, as compared to $42,273,000 used in investing activities for the year ended December 31, 2006 and $20,038,000 in 2005. Cash used for property and equipment additions was $17,764,000 for the year ended December 31, 2007 and $37,401,000 in the comparable period in 2006. Investments in notes receivable totaled $3,903,000 in 2007 compared to $5,858,000 in 2006. Cash provided by net collections of notes receivable was $17,472,000 in 2007 compared to net collections in notes receivable in 2006 of $1,186,000. Cash provided by the sale of marketable securities totaled $5,236,000 in 2007 compared to $3,245,000 in 2006 and changes in our investment in the enhanced cash fund balance totaled $35,492,000 in 2007 compared to $-0- in 2006.

Construction costs included in additions to property and equipment includes $1,182,000 to complete construction of two 60 bed additions to existing facilities located in Columbia, South Carolina and Murrells Inlet, South Carolina. Approximately $2,258,000 is for partial construction of a 60 bed addition to an existing facility located in North Augusta, South Carolina. The remaining $14,323,900 of additions to property and equipment were for capital improvements at our 48 leased or owned centers. We expect to incur $4,399,000 in bed additions during 2008. Cash used to facilitate the merger was approximately $91,070,000 which consisted of $97,571,000 paid to the NHR shareholders, $1,671,000 in transaction related costs, less $8,172,000 of cash acquired in the merger.

Financing Activities – Net cash provided by financing activities totaled $24,715,000 for the year ended December 31, 2007 compared to cash used in financing activities of $3,648,000 in 2006 and $7,197,000 in 2005. Payments on debt were $2,690,000 in 2007 compared to $2,451,000 in 2006. Dividends paid to common shareholders for the year were $9,769,000 compared to $8,109,000 in 2006. Proceeds from the issuance of common stock, primarily from the exercise of stock options, total $5,977,000 compared to $5,670,000 in the prior period.

Investment in Enhanced Cash Fund – At December 31, 2007, we reported an aggregate investment of $35,492,000 in the Columbia Strategic Cash Portfolio Fund (the "Fund") in current assets in our Consolidated Balance Sheets. The Fund invests in obligations denominated in U.S. dollars consisting of asset backed securities, corporate bonds and notes, certificates of deposit, short-term corporate debt obligations, commercial paper, extendible commercial notes, and municipal bonds.

We have invested in the Fund for a number of years and prior to December 6, 2007, we had considered the investment to be a cash equivalent because the funds were immediately available for distribution. By a series of notices from December 6, 2007 through December 20, 2007, the Fund's manager notified us that (1) cash redemptions were suspended, although redemptions could under certain circumstances be fulfilled through a pro rata distribution of the underlying securities; (2) the Fund's valuation will be based on the market value of the underlying securities, whereas historically the Fund's valuation was based on amortized cost; (3) interest would continue to accrue; and (4) the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the fund holders that is expected to be completed in 2009.

Our investment in the Fund of $35,492,000 at December 31, 2007 is not considered a cash equivalent due to the suspension of Fund redemptions. At December 31, 2006, our aggregate investment in the Fund was $40,900,000 which amount was included in Cash and Cash Equivalents in the Consolidated Balance Sheets.

As the Fund is liquidated, we expect to receive our pro rata share of the Fund in cash distributions. The Fund has begun making distributions. We received $3,513,000 of cash distributions in December, 2007 and $8,748,000 in January, 2008. In that time period, the Fund has reported $162,000 of realized losses, of which amount $42,000 was reported in 2007.

The Fund's valuation will fluctuate based on changes in the market values of the securities held by the Fund. At December 31, 2007, we adjusted our carrying value to the Fund's net asset value, which adjustment required us to write down our carrying value through a charge to earnings by $453,000. Because the Fund is invested in financial instruments with exposure to the current turmoil in the credit markets in the United States, we consider the write-down amount to be an other-than-temporary impairment. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and additional impairments may occur. Management does not expect that the current illiquidity of the Fund will prevent us from meeting our obligations as they come due or from making new investments when and as opportunities arise.

Table of Contractual Cash Obligations

Our contractual cash obligations for periods subsequent to December 31, 2007 are as follows (in 000's):

	Total	Less than 1 year	2-3 Years	4-5 Years	After 5 Years
Long-term debt principal	$ 17,435	$ 7,435	$ —	$ —	$ 10,000
Long-term debt - interest	9,083	833	1,650	1,650	4,950
Obligations to complete construction	2,741	2,741	—	—	—
Obligation to purchase senior secured notes from financial institutions	3,073	3,073	—	—	—
Operating leases	457,544	28,948	57,896	67,400	303,300
Total Contractual Cash Obligations	$489,876	$ 43,030	$59,546	$69,050	$318,250

We have guaranteed debt obligations of certain other entities totaling approximately $3,073,000. These guarantees are not included in the table above because we do not anticipate material obligations under these commitments.

NHC has entered into agreements to complete construction of leasehold improvements at three long-term health care facilities. At December 31, 2007, we are obligated on construction contracts in the amount of approximately $2,741,000.

Income taxes payable for uncertain tax positions under FIN 48 of $4,595,000, attributable to permanent differences, at December 31, 2007 has not been included in the above table because of the inability to estimate the period in which it is expected to occur. See Note 12 of the Consolidated Financial Statements for a discussion on income taxes.

Our current cash on hand, marketable securities, short-term notes receivable, operating cash flows, and as needed, our borrowing capacity are expected to be adequate to meet these contractual obligations and to finance our operating requirements, growth and development plans.

We started paying quarterly dividends in the second quarter of 2004 and anticipate the continuation of dividend payments as approved quarterly by the Board of Directors.

In addition to our primary debt obligations, which are included in our consolidated financial statements, we have guaranteed certain of the debt obligations of National and the ESOP. This guarantee, which is not included as debt obligations in our consolidated financial statements, totals $3,073,000 at December 31, 2007.

The $3,073,000 of guarantees of debt of National and the ESOP relates to senior secured notes held by financial institutions. The total outstanding balance of National and the ESOP's obligations under these senior secured notes is $3,455,000. Of this obligation, $382,000 has been included in our debt obligations because we are a direct obligor on this indebtedness. The remaining $3,073,000, which is not included in our debt obligations because we are not a direct obligor, is due from NHI to National and the ESOP.

The $382,000 of senior secured notes payable and the $3,073,000 guarantee described above have cross-default provisions with other debt of National and the ESOP. We currently believe that National and the ESOP are in compliance with the terms of their debt agreements.

As of December 31, 2007, our maximum potential loss related to debt guarantees and financial guarantees is $3,073,000.

We have no outstanding letters of credit. We may or may not in the future elect to use financial derivative instruments to hedge interest rate exposure in the future. At December 31, 2007, we did not participate in any such financial investments.

New Accounting Pronouncements—

See Note 1 to the Consolidated Financial Statements for the impact of new accounting standards.

Impact of Inflation—

Inflation has remained relatively low during the past three years. However, rates paid under the Medicare and Medicaid programs do not necessarily reflect all inflationary changes and are subject to cuts unrelated to inflationary costs. Therefore, there can be no assurance that future rate increases will be sufficient to offset future inflation increases in our labor and other health care service costs.

Recently passed minimum wage increases are not expected to have a material impact on salaries and wages.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

Our cash and cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased. As a result of the short-term nature of our cash instruments, a hypothetical 10% change in interest rates would have minimal impact on our future earnings and cash flows related to these instruments.

Approximately $13.4 million of our notes receivable bear interest at fixed interest rates. As the interest rates on these notes receivable are fixed, a hypothetical 10% change in interest rates would have no impact on our future earnings and cash flows related to these instruments.

Approximately $9.1 million of our notes receivable bear interest at variable rates (generally at the prime rate plus 2%). Because the interest rates of these instruments are variable, a hypothetical 10% change in interest rates would result in a related increase or decrease in interest income of approximately $46,000.

As of December 31, 2007, none of our long-term debt bears interest at fixed interest rates. All of our long-term debt (S17.4 million at December 31, 2007) bears interest at variable rates. Because the interest rates of these instruments are variable, a hypothetical 10% change in interest rates would result in a related increase or decrease in interest expense of approximately $35,000.

We do not currently use any derivative instruments to hedge our interest rate exposure. We have not used derivative instruments for trading purposes and the use of such instruments in the future would be subject to strict approvals by our senior officers.

EQUITY PRICE RISK

We consider the majority of our investments in marketable securities as available for sale securities and unrealized gains and losses that are not considered to be other-than-temporary are recorded in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The investments in marketable securities are recorded at their fair market value based on quoted market prices. Thus, there is exposure to equity price risk, which is the potential change in fair value due to a change in quoted market prices. Hypothetically, a 10% increase in quoted market prices would result in a related 10% increase in the fair value of our investments in marketable securities of $57,670,000 and a 10% reduction in quoted market prices would result in a related 10% decrease in the fair value of our investments in marketable securities of approximately $5,767,000.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited the accompanying consolidated balance sheets of National HealthCare Corporation as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National HealthCare Corporation at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 12 of the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.* Also, as discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National HealthCare Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 17, 2008, expressed an unqualified opinion thereon.

BDO Seidman, LLP

Nashville, Tennessee
March 17, 2008

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Income

(in thousands, except share and per share amounts)

Years Ended December 31	2007	2006	2005
Revenues:			
Net patient revenues	$ 539,758	$ 501,705	$ 476,596
Other revenues	58,276	61,253	65,785
Net revenues	598,034	562,958	542,381
Costs and Expenses:			
Salaries, wages and benefits	326,445	302,862	285,488
Other operating	175,649	157,664	150,160
Write-off (recovery) of notes receivable	(13,571)	(7,309)	1,000
Recognition of deferred gain – National	(10,000)	—	—
Gain on sale of assets	(11,108)	—	—
Rent	40,205	40,310	42,049
Depreciation and amortization	17,008	14,172	15,463
Interest	1,172	980	1,531
Total costs and expenses	525,800	508,679	495,691
Income Before Income Taxes	72,234	54,279	46,690
Income Tax Provision	26,785	17,539	18,055
Net Income	45,449	36,740	28,635
Dividends to Preferred Shareholders	1,831	—	—
Net income available to common shareholders	$ 43,618	$ 36,740	$ 28,635
Earnings Per Common Share:			
Basic	$ 3.47	$ 2.99	$ 2.34
Diluted	$ 3.36	$ 2.85	$ 2.24
Weighted Average Common Shares Outstanding:			
Basic	12,562,347	12,294,730	12,240,423
Diluted	12,993,930	12,886,171	12,789,994

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31	2007	2006
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,379	$ 50,678
Restricted cash	72,238	95,970
Marketable securities	56,322	70,799
Restricted marketable securities	1,348	1,799
Investment in enhanced cash fund	35,492	—
Accounts receivable, less allowance for doubtful accounts of $4,381 and $4,873, respectively	69,606	63,712
Notes receivable	189	189
Inventories	6,654	6,377
Prepaid expenses and other assets	1,786	1,087
Total current assets	246,014	290,611
Property and Equipment:		
Property and equipment, at cost	519,983	256,767
Accumulated depreciation and amortization	(135,696)	(130,564)
Net property and equipment	384,287	126,203
Other Assets:		
Bond reserve funds, mortgage replacement reserves and other deposits	88	101
Deposits reserved for land acquisition	12,361	—
Goodwill	3,033	3,033
Unamortized financing costs, net	—	32
Notes receivable	18,392	10,099
Notes receivable from National	3,903	16,351
Deferred income taxes	21,303	18,892
Investments in limited liability companies and other	9,027	6,155
Total other assets	68,107	54,663
Total assets	$ 698,408	$ 471,477

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31	2007	2006
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 7,435	$ 2,267
Trade accounts payable	13,418	11,823
Accrued payroll	46,792	43,740
Amounts due to third party payors	12,339	11,780
Accrued risk reserves	88,382	76,471
Deferred income taxes	3,797	10,032
Other current liabilities	12,110	10,168
Dividends payable	4,506	2,248
Accrued interest	46	19
Total current liabilities	188,825	168,548
Long-Term Debt, less Current Portion	10,000	10,381
Other Noncurrent Liabilities	23,790	11,586
Deferred Lease Credits	4,847	6,058
Deferred Revenue	15,238	25,762
Commitments, Contingencies and Guarantees		
Stockholders' Equity:		
Series A Convertible Preferred Stock; $.01 par value; 25,000,000 shares authorized; 10,841,062 shares issued and outstanding; stated at liquidation of $15.75 per share	170,555	—
Common stock, $.01 par value; 30,000,000 shares authorized; 12,757,907 and 12,519,671 shares, respectively, issued and outstanding	127	125
Capital in excess of par value	103,221	93,751
Retained earnings	164,003	129,681
Unrealized gains on marketable securities, net of taxes	17,802	25,585
Total stockholders' equity	455,708	249,142
Total liabilities and stockholders' equity	$ 698,408	$ 471,477

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31	2007	2006	2005
Cash Flows From Operating Activities:			
Net income	$ 45,449	$ 36,740	$ 28,635
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	16,976	14,130	15,189
Write-off (recovery) of notes receivable	(7,376)	—	1,000
Provision for doubtful accounts receivable	2,764	27	2,641
Realized loss (gain) on sale of marketable securities	265	(1,457)	—
Gain on sale of South Carolina land	(10,967)	—	—
Amortization of intangibles and deferred charges	32	42	274
Amortization of deferred income	(10,472)	(1,459)	(1,313)
Increase in restricted cash	(6,268)	(8,199)	(16,335)
Equity in earnings of unconsolidated investments	(5,951)	(4,300)	(226)
Tax benefit from exercise of stock options	—	—	(207)
Deferred income taxes	10,693	(1,720)	(2,317)
Stock-based compensation	2,318	2,309	—
Changes in operating assets and liabilities:			
Accounts (and other) receivables	(6,707)	(12,479)	(8,026)
Tax refund receivable	—	—	6,311
Inventories	(103)	(754)	(364)
Prepaid expenses and other assets	12	(427)	173
Trade accounts payable	122	1,392	(98)
Accrued payroll	1,945	1,811	9,086
Amounts due to third party payors	559	6,965	(704)
Accrued interest	(12)	(259)	209
Other current liabilities and accrued risk reserves	13,753	5,054	11,912
Entrance fee deposits	(52)	730	868
Other noncurrent liabilities	(1,044)	(2,417)	796
Net cash provided by operating activities	45,936	35,729	47,504
Cash Flows From Investing Activities:			
Additions to and acquisitions of property and equipment	(17,764)	(37,401)	(18,408)
Disposals of property and equipment	346	2,795	1,417
Acquisition of NHR, net of cash acquired	(91,070)	—	—
Investments in notes receivable	(3,903)	(5,858)	(2,197)
Collections of notes receivable	17,472	1,186	163
Cash acquired in purchase of facility	3,704	—	—
Purchase of marketable securities	—	(50,137)	(3,592)
Changes in enhanced cash fund balance	(35,492)	—	—
Sale of marketable securities	5,236	46,892	2,424
Distributions from unconsolidated investments	2,521	250	155
Net cash used in investing activities	(118,950)	(42,273)	(20,038)
Cash Flows From Financing Activities:			
Payments on debt	(2,690)	(2,451)	(2,257)
Increase (decrease) in minority interests in consolidated subsidiaries	7	(57)	311
Tax benefit from exercise of stock options	1,177	1,343	—
Dividends paid to common shareholders	(9,769)	(8,109)	(6,721)
Restricted cash to fund the acquisition of NHR	30,000	—	—
Issuance of common shares	5,977	5,670	1,426
(Increase) decrease in bond reserve funds, mortgage replacement reserves and other deposits	13	(44)	44
Net cash provided by (used in) financing activities	24,715	(3,648)	(7,197)
Net (Decrease) Increase in Cash and Cash Equivalents	(48,299)	(10,192)	20,269
Cash and Cash Equivalents, Beginning of Period	50,678	60,870	40,601
Cash and Cash Equivalents, End of Period	$ 2,379	$ 50,678	$ 60,870

NATIONAL HEALTHCARE CORPORATION
Consolidated Statements of Cash Flows
(continued)

Year Ended December 31	2007	2006	2005
(in thousands)			
Supplemental Information:			
Cash payments for interest	$ 800	$ 1,239	$ 1,322
Cash payments for income taxes	19,629	22,894	10,643
During 2005, NHC was released from its liability on debt service by other parties by the respective lenders			
Debt serviced by other parties	$ —	$ —	$ (1,500)
Deferred lease credit	—	—	1,500
During 2006, NHC was released from its liability on debt related to debt service rent payable to NHI			
Long-term debt	$ —	$ (930)	$ —
Deferred lease credit	—	930	—
During 2006, NHC obtained an additional 25.9% interest in a partnership in a noncash transaction involving the exchange of property. Financial statements of the partnership are consolidated in our consolidated financial statements.			
Minority interest	$ —	$ 1,407	$ —
Property	—	(1,407)	—
Effective July 9, 2007, we sold undeveloped land located in Charleston, South Carolina. The proceeds are being held by a facilitator pending completion of an IRS §1031 exchange			
Gain on sale of land	$ 10,967	—	—
Land	1,394	—	—
Deposits reserved for land acquisition	(12,361)	—	—
Effective November 1, 2007, NHC acquired the assets and assumed certain liabilities of a 544 bed long-term health care and a 66-unit assisted living facility. The consideration given was first mortgage bonds owned by us.			
Real and personal property	$(10,829)	—	—
Current assets acquired	(5,876)	—	—
Current liabilities assumed	1,945	—	—
First mortgage revenue bonds	14,760	—	—

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Shareholders' Equity

(in thousands)

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2004	—	$ —	12,219,451	$122	$ 82,799	$ 79,866	$ 19,561	$182,348
Net income	—	—	—	—	—	28,635	—	28,635
Unrealized losses on securities (net of tax of $1,675)	—	—	—	—	—	—	(2,517)	(2,517)
Total comprehensive income								26,118
Tax benefit from exercise of stock options			—	—	207	—	—	207
Shares sold - stock purchase plans (including 13,774 options exercised)	—	—	56,242	1	1,425	—	—	1,426
Dividends declared to common shareholders ($.575 per share)	—	—	—	—	—	(7,040)	—	(7,040)
Balance at December 31, 2005	—	$ —	12,275,693	$123	$ 84,431	$ 101,461	$ 17,044	$203,059
Net income	—	—	—	—	—	36,740	—	36,740
Unrealized gains on securities (net of tax of $5,694)	—	—	—	—	—	—	8,541	8,541
Total comprehensive income								45,281
Stock option compensation	—	—	—	—	2,309	—	—	2,309
Tax benefit from exercise of stock options	—	—	—	—	1,343	—	—	1,343
Shares sold - stock purchase plans (including 239,174 options exercised)	—	—	243,978	2	5,668	—	—	5,670
Dividends declared to common shareholders ($.69 per share)	—	—	—	—	—	(8,520)	—	(8,520)
Balance at December 31, 2006	—	$ —	12,519,671	$125	$ 93,751	$ 129,681	$ 25,585	$249,142
Net income						45,449		45,449
Unrealized losses on securities (net of tax benefit of $3,392)	—	—	—	—	—	—	(4,925)	(4,925)
Total comprehensive income								40,524
Preferred shares issued to complete merger of NHR	10,841,062	170,555	—	—	—	—	—	170,555
Investment surrendered in merger (net of tax benefit of $1,906)	—	—	—	—	—	—	(2,858)	(2,858)
Stock option compensation	—	—	—	—	2,318	—	—	2,318
Tax benefit from exercise of stock options	—	—	—	—	1,177	—	—	1,177
Shares sold - stock purchase plans (including 229,480 options exercised)	—	—	238,236	2	5,975	—	—	5,977
Cumulative impact of a change in accounting for income tax uncertainties pursuant to FIN 48	—	—	—	—	—	900	—	900
Dividends declared to preferred shareholders ($0.1689 per share)	—	—	—	—	—	(1,831)	—	(1,831)
Dividends declared to common shareholders ($0.81 per share)	—	—	—	—	—	(10,196)	—	(10,196)
Balance at December 31, 2007	10,841,062	$170,555	12,757,907	$127	$103,221	$ 164,003	$ 17,802	$455,708

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—

National HealthCare Corporation operates, manages or provides services to long-term health care centers and associated assisted living centers, retirement centers and home health care programs located in 12 Southeastern, Northeastern and Midwestern states in the United States. The most significant part of our business relates to skilled and intermediate nursing care in which setting we provide assisted living and retirement services, hospice care, home health care and rehabilitative therapy services. The long-term health care environment has continually undergone changes with regard to Federal and state reimbursement programs and other payor sources, compliance regulations, competition among other health care providers and patient care litigation issues. We continually monitor these industry developments as well as other factors that affect our business.

Principles of Consolidation and Basis of Presentation—

The consolidated financial statements include the accounts of National HealthCare Corporation and its majority-owned subsidiaries ("NHC" or the "Company"). All material intercompany balances, profits, and transactions have been eliminated in consolidation, and minority interests are reflected in consolidation. Investments in entities in which we lack control but have the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of the net earnings or losses of the affiliate as they occur. Losses are limited to the extent of our investments in, advances to and guarantees for the entity. Our most significant equity method investment is a 50% ownership and voting interest in Caris HealthCare L.P., a business that specializes in hospice care services in NHC owned health care centers and in other settings. Investments in entities in which we lack the ability to exercise significant influence are included in the consolidated financial statements at the lower of the cost or fair value of our investment.

Use of Estimates—

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Patient Revenues and Accounts Receivable—

Revenues are derived from services rendered to patients for long-term care, including skilled and intermediate nursing, rehabilitation therapy, hospice, assisted living and retirement and home health care services.

Revenues are recorded when services are provided based on established rates adjusted to amounts expected to be received under governmental programs and other third-party contractual arrangements based on contractual terms. These revenues and receivables are stated at amounts estimated by management to be at their net realizable value.

For private pay patients in skilled nursing or assisted living and retirement facilities, we bill in advance for the following month, with the remittance being due on receipt of the statement and generally by the 10th day of the month the services are performed. A portion of the episodic Medicare payments for home health services are also received in advance of the services being rendered. All advance billings are recognized as revenue when the services are performed.

We receive payments from the Medicare program under a prospective payment system ("PPS"). For skilled nursing services, Medicare pays a fixed fee per Medicare patient per day, based on the acuity level of the patient, to cover all post-hospital extended care routine service costs, ancillary costs and capital related costs.

Medicaid program payments for long-term care services are generally based on fixed per diem rates subject to program cost ceilings.

For homecare services, Medicare pays based on the acuity level of the patient and based on episodes of care. An episode of care is defined as a length of care up to 60 days with multiple continuous episodes allowed. The services covered by the episode payment include all disciplines of care, in addition to medical supplies, within the scope of the home health benefit. We are allowed to make a request for anticipated payment at the start of care equal to 60% of the expected payment for the initial episode. The remaining balance due is paid following the submission of the final claim at the end of the episode. Revenues are recognized when services are provided based on the number of days of service rendered in the episode. Deferred revenue is recorded for payments received for which the related services have not yet been provided.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs. We believe that we are in material compliance with all applicable laws and regulations.

The Medicare PPS methodology requires that patients be assigned to Resource Utilization Groups (RUGs) based on the acuity level of the patient to determine the amount paid to us for patient services. The assignment of patients to the various RUG categories is subject to post-payment review by Medicare intermediaries. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Any differences between the net revenues recorded and the final determination will be adjusted in future periods as adjustments become known or as the period of payment is no longer subject to audits or reviews.

Furthermore, Medicare program revenues prior to June 1999 for skilled nursing facilities and October 2000 for home health agencies, as well as certain Medicaid program revenues currently, are subject to audit and retroactive adjustment by government representatives. Retroactive adjustments for these periods are estimated in the recording of revenues in the period the related services are rendered. The estimated amounts are adjusted in future periods as adjustments become known or as cost reporting years are no longer subject to audits or reviews. We believe currently that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements.

Net third-party settlements amounted to a $4,466,000, $3,090,000 and $169,000 net favorable adjustments in 2007, 2006 and 2005, respectively.

Approximately 70% in 2007 and 72% in 2006 and 2005 of our net patient revenues are derived from participation in Medicare and Medicaid programs.

Other Revenues—

As discussed in Note 5, other revenues include revenues from the provision of insurance, management and accounting services to other long-term care providers, guarantee fees, advisory fees (prior to the acquisition) from National Health Realty, Inc. ("NHR"), dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments, interest income, rental income, and amortization of deferred income. Our insurance revenues consist of premiums that are generally paid in advance and then amortized into income as earned over the related policy period. We charge for management and accounting services based on a percentage of net revenues or based on a fixed fee per bed of the long-term care center under contract. Advisory fees based on our contractual agreements with NHR through October 31, 2007, when the arrangement was terminated, are discussed in Notes 2 and 3. We generally record other revenues on the accrual basis based on the terms of our contractual arrangements. However, with respect to management and accounting services revenue and interest income from certain long-term care providers, including but not limited to National Health Corporation ("National") and certain centers formerly owned by NHI, as discussed in Note 5, where collection is not reasonably assured based on insufficient historical collections and the lack of expected future collections, our policy is to recognize income only in the period in which collection is assured and the amounts at question are believed by management to be fixed and determined.

Certain management contracts, including, but not limited to, contracts with National and with certain centers formerly owned by NHI, subordinate the payment of management fees earned under those contracts to other expenditures of the long-term care center and to the availability of cash provided by the facility's operations. Revenues from management services provided to the facilities that generate insufficient cash flow to pay the management fee, as prioritized under the contractual arrangement, are not recognized until such time as the amount of revenue earned is fixed or determinable and collectibility is reasonably assured. This recognition policy has caused our reported revenues and net income from management services to vary significantly from period to period.

Rental Income –

We recognize rental income based on the terms of our operating leases. Under certain of our leases, we receive contingent rent, which is based on the increase in revenues of a lessee over a base year. We recognize contingent rent annually or monthly, as applicable, when, based on the actual revenue of the lessee, receipt of such income is assured. We identify leased real estate properties as nonperforming if a required payment is not received within 30 days of the date it is due. Our policy related to rental income on non-performing leased real estate properties is to recognize rental income in the period when the income is received.

Provision for Doubtful Accounts—

We evaluate the collectibility of our accounts receivable based on factors such as pay type, historical collection trends and aging categories. We review these factors and determine an estimated provision for doubtful accounts. Historically, bad debts have resulted primarily from uncollectible private balances or from uncollectible coinsurance and deductibles. Receivables that are deemed to be uncollectible are written off against the allowance. The allowance for doubtful accounts balance is assessed on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of operations in the period first identified.

The Company includes provisions for doubtful accounts in operating expenses in its consolidated statements of income. The provisions for doubtful accounts were $2,764,000, $27,000, and $2,641,000 for 2007, 2006 and 2005, respectively.

Property and Equipment—

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the expected useful lives of the assets estimated as follows: buildings and improvements, 20-40 years and equipment and furniture, 3-15 years. The provision for depreciation and amortization includes the amortization of properties under capital leases.

Leasehold improvements attached to properties owned by NHI and, prior to the October 31, 2007 merger of NHC and NHR, owned by NHR are amortized over periods that do not exceed the non-cancelable respective lease terms using the straight-line method.

Expenditures for repairs and maintenance are charged against income as incurred. Betterments, which significantly extend the useful life, are capitalized. We remove the costs and related allowances for accumulated depreciation or amortization from the accounts for properties sold or retired, and any resulting gains or losses are included in income. We include interest costs incurred during construction periods in the cost of buildings ($26,000 in 2007, $370,000 in 2006, and $31,000 in 2005).

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we evaluate the recoverability of the carrying values of our properties on a property by property basis. We review our properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows of the property, indicate that the carrying amount of the property may not be recoverable. The need to recognize an impairment is based on estimated future undiscounted cash flows from a property over the remaining useful life compared to the carrying value of that property. If recognition of an impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the estimated fair value of the property.

Mortgage and Other Notes Receivable—

In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan - An Amendment of FASB Statements No. 5 and 15" ("SFAS 114"), NHC evaluates the carrying values of its mortgage and other notes receivable on an instrument by instrument basis. On a quarterly basis, NHC reviews its notes receivable for recoverability when events or circumstances, including the non-receipt of contractual principal and interest payments, significant deteriorations of the financial condition of the borrower and significant adverse changes in general economic conditions, indicate that the carrying amount of the note receivable may not be recoverable. If necessary, an impairment is measured as the amount by which the carrying amount exceeds the discounted cash flows expected to be received under the note receivable or, if foreclosure is probable, the fair value of the collateral securing the note receivable.

Investments in Marketable Securities—

Our investments in marketable securities include available for sale securities, which are recorded at fair value. Unrealized gains and losses on available for sale securities are recorded in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and other general market conditions.

Goodwill—

The Company accounts for goodwill under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the provisions of the statement, goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests based on their estimated fair value. Unamortized goodwill is continually reviewed for impairment in accordance with the provisions of SFAS 142.

Other Assets—

Deferred financing costs are amortized principally by the effective interest method over the terms of the related debt obligations.

Income Taxes—

We utilize Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 12 for further discussion of our accounting for income taxes.

On January 1, 2007, we adopted the recognition and disclosure provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). Under FIN 48, tax positions are evaluated for recognition using a more-than-likely-than-not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Concentration of Credit Risks—

Our credit risks primarily relate to cash and cash equivalents, restricted cash held by trustees, investments in enhanced cash funds, accounts receivable, marketable securities and notes receivable. Cash and cash equivalents are primarily held in bank accounts and overnight investments. Restricted cash is primarily invested in commercial paper and certificates of deposit with financial institutions and other interest bearing accounts. Our investments in enhanced cash funds are held in mutual funds that invest in fixed income and money market securities denominated in U.S. dollars with maturities generally ranging from four to twelve months. Accounts receivable consist primarily of amounts due from patients (funded through Medicare, Medicaid, other contractual programs and through private payors) and from other health care companies for management, accounting and other services. We perform continual credit evaluations of our clients and maintain allowances for doubtful accounts on these accounts receivable. Marketable securities are held primarily in accounts with brokerage institutions. Notes receivable relate primarily to secured loans with health care facilities (recorded as notes receivable in the consolidated balance sheets) as discussed in Note 9. We also have notes receivable from National and the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP") as discussed in Note 4.

Our financial instruments, principally our notes receivable and our enhanced cash funds, are subject to the possibility of loss of the carrying values as a result of either the failure of other parties to perform according to their contractual obligations or changes in market prices which may make the instruments less valuable. We obtain various collateral and other protective rights, and continually monitor these rights in order to reduce such possibilities of loss. We evaluate the need to provide reserves for potential losses on our financial instruments based on management's periodic review of the portfolio on an instrument by instrument basis. See Notes 4 and 9 for additional information on the notes receivable.

Cash and Cash Equivalents—

Cash equivalents include highly liquid investments with an original maturity of less than three months when purchased.

Restricted Cash —

Restricted cash primarily represents cash that is held by trustees and cash that is held for the purpose of our workers' compensation insurance and professional liability insurance.

Inventories—

Inventories consist generally of food and supplies and are valued at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

Other Current Liabilities—

Other current liabilities primarily represent accruals for current federal and state income taxes, real estate taxes, debt service rent and other current liabilities.

Accrued Risk Reserves—

We are principally self-insured for risks related to employee health insurance and utilize wholly-owned limited purpose insurance companies for workers' compensation and professional liability claims. Accrued risk reserves primarily represent the accrual for risks associated with employee health insurance, workers' compensation and professional liability claims. The accrued risk reserves include a liability for unpaid reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to support the estimates recorded for incurred but unreported claims. Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of income in the period first identified.

Stock-Based Compensation—

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective application transition method. Under this method, compensation cost is recognized, beginning January 1, 2006, based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS 123"), for all awards granted to employees prior to January 1, 2006 that remain unvested on the effective date. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for our employee stock benefit plans. We adopted the disclosure-only provisions of SFAS 123 and accordingly, prior to January 1, 2006, no compensation cost was recognized for stock options granted under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors. Results for prior periods have not been restated for the adoption of SFAS 123(R). See Note 12 for additional disclosures about our stock option plan.

For periods prior to adoption of SFAS 123(R), SFAS 123 required us to determine pro forma net income and earnings per share as if compensation cost for our employee stock option and stock purchase plans had been determined based upon fair values at the grant date. These pro forma amounts for the years ended December 31, 2005 are as follows:

	2005 *(dollars in thousands, except per share amounts)*
Net income - as reported	$28,635
Less compensation cost that would be recognized under fair value method, net of tax	(1,234)
Net income - pro forma	$27,401
Net earnings per share - as reported	
Basic	$ 2.34
Diluted	$ 2.24
Net earnings per share - pro forma	
Basic	$ 2.24
Diluted	$ 2.14

Deferred Lease Credits—

Deferred lease credits include amounts being amortized to properly reflect expenses on a straight line basis under the terms of our existing lease agreements based on the physical use of the property.

Other Noncurrent Liabilities—

Other noncurrent liabilities include reserves primarily related to various uncertain income tax positions (See Note 12).

At the inception of any guarantee agreement, we recognize a liability for the estimated fair value of the obligation assumed, if any, with the provisions of Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"),

On January 1, 2007, we adopted the recognition and disclosure provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). Under FIN 48, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Prior to January 1, 2007, we accounted for our uncertain income tax matters in accordance with the provisions of SFAS 5. Liabilities for income tax matters include amounts for income taxes, applicable penalties, and interest thereon and are the result of the potential alternative interpretations of tax laws and the judgmental nature of the timing of recognition of taxable income.

Deferred Revenue—

Deferred revenue includes the deferred gain on the sale of assets to National (as discussed in Note 4), certain amounts related to episodic payments received by our home health care providers in advance of providing services (as discussed in Note 1) and entrance fees that have been and are currently being received upon reservation and occupancy of retirement center units for a continuing care retirement community we own. In accordance with the American Institute of Certified Public Accountants' Audit and Accounting Guide, "Health Care Organizations," the entrance fees have been recorded as deferred revenue. The refundable portion (90%) of the entrance fees is being recognized over the life of the facility while the non-refundable portion (10%) is being recognized over the remaining life expectancies of the residents.

Comprehensive Income—

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires that changes in the amounts of certain items, including unrealized gains and losses on certain securities, be shown in the consolidated financial statements as comprehensive income. We report our comprehensive income in the consolidated statements of stockholders' equity.

Segment Disclosures—

Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual and interim financial reports issued to stockholders. Management believes that substantially all of our operations are part of the long-term health care industry segment. Our operations outside of the long-term health care industry segment are not material. See Note 5 for a detail of other revenues provided within the long-term health care industry segment. Information about the costs and expenses associated with each of the components of other revenues is not separately identifiable.

New Accounting Pronouncements—

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109." FIN 48 prescribes a recognition threshold and measurement attribute for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 requires that the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. FIN 48 became effective for annual periods beginning after December 15, 2006. Upon adoption, the cumulative effect of applying the provision of FIN 48 was reported as an adjustment to the opening balance of retained earnings for 2007. The cumulative effect of adopting the provisions of FIN 48 increased the opening balance of retained earnings in 2007 by $900,000.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The new FASB rule does not supersede all applications of fair value in other pronouncements, but creates a fair value hierarchy and prioritizes the inputs to valuation techniques for use in most pronouncements. It requires companies to assess the significance of an input to the fair value measurement in its entirety. Statement 157 also requires companies to disclose information to enable users of financial statements to assess the inputs used to develop the fair value measurements. SFAS 157 is effective for fiscal periods beginning after November 15, 2007. The implementation of FAS 157 is not expected to have material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115". This Statement amends FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. This statement allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The implementation of FAS 159 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* which replaces SFAS No. 141, *Business Combinations*. This Statement establishes principles and requirements for how the acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this standard at the beginning of the Company's fiscal year ending December 31, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS 141(R) will have on its consolidated financial statements, but the impact will be limited to any future acquisitions beginning in fiscal year 2009.

In December 2007, the FASB issued SFAS No. 160 *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. This Statement requires all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will adopt this Statement effective January 1, 2009. The Company has not determined the effect that the adoption of SFAS No. 160 will have on its consolidated results of operations or financial position.

NOTE 2 - RELATIONSHIP WITH NATIONAL HEALTH REALTY, INC.

On October 31, 2007, NHC acquired, through a merger recorded as a business combination, all of the net assets of National Health Realty, Inc. ("NHR"). The results of operations from the assets acquired and liabilities assumed have been included in the NHC consolidated financial statements since that date. Prior to the acquisition, NHR was a real estate investment trust which owned 23 health care facilities including 16 licensed skilled nursing facilities, six assisted living facilities and one independent living facility (the Healthcare Facilities) and six first promissory notes secured by the real property of healthcare facilities.

As a result of the acquisition, NHC is provided with a larger asset and equity base, which in turn should result in enhanced future growth and prospects for long term increases in stockholder value. Furthermore, NHC expects to capitalize on increases in NHC's annual recurring free cash flow resulting from the elimination of annual lease payments to NHR, even after providing for dividends on the preferred stock issued in the acquisition.

The aggregate purchase price was $297,686,000 including cash of $97,571,000, $10,841,062 shares of convertible preferred stock valued at $170,747,000 (based on independent valuation which confirmed the liquidation value of $15.75 per share as the fair value), assets including leasehold improvements, common stock of NHR surrendered in the purchase and transaction costs of the purchase that were capitalized totaling $29,368,000 and liabilities assumed of $8,249,000.

Prior to our acquisition of the Healthcare Facilities, we leased 14 properties from NHR on which we had constructed improvements (leasehold improvements) which had a net book value of approximately $24,845,000. In addition, prior to the merger, we owned 363,200 shares of NHR common stock in which we had a cost basis of $3,045,000 at October 31, 2007. Our investment in NHR common stock has also been considered in the purchase of the NHR assets. Finally, the legal, accounting and other costs of the acquisition that were included in the allocation of the purchase price totaled $1,478,000. Components of the purchase price as summarized as follows:

Cash to selling shareholders ($9.00 per share)	$ 97,571
Series A Convertible Preferred Stock	
(10,841,062 shares valued at $15.75 per share)	170,747
Carrying amount of leasehold improvements	24,845
NHR shares previously acquired, at cost	3,045
Transaction costs	1,478
	$297,686

The acquisition has been accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations (SFAS No. 141)*. NHC was aided in arriving at the estimates required under SFAS No. 141, including the value of the preferred stock issued as consideration in the acquisition, by third party valuations and cost segregation studies. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	(in thousands)
Cash and cash equivalents	$ 8,172
Marketable securities	6,590
Dividends receivable	113
Mortgage notes receivable	16,798
Fixed assets:	
Land	26,613
Real Property	247,649
Total Assets	305,935
Liabilities Assumed	(8,249)
Total Purchase Price	$297,686

The following unaudited pro forma consolidated financial summary is presented as if the acquisition of NHR was completed at the beginning of each reporting period. The unaudited pro forma combined results have been prepared for informational purposes only and do not purport to be indicative of the results which have actually been attained had the business combination been consummated on the dates indicated or of the results which may be expected to occur in the future.

Year Ended December 31	2007	2006
	(in thousands)	
	(unaudited)	
Net revenues	$ 600,157	$ 566,314
Net Income	$ 48,671	$ 40,609
Dividends to Preferred Shareholders	(8,672)	(8,647)
Net income available to common shareholders	$ 39,999	$ 31,962
Earnings Per Share:		
Basic	$ 3.18	$ 2.60
Diluted	$ 3.08	$ 2.48

Relationship with NHR Prior to the Merger—

Prior to October 31, 2007 and the merger described above, NHC leased from NHR the real estate of ten long-term care centers, three assisted living centers and one retirement center. The term of the leases after being renegotiated in 2005 had been extended to December 31, 2017 with certain renewal options at the expiration date. NHC accounted for the leases as operating leases. For 2007, 2006, and 2005, NHC paid base rent, percentage rent and expansion rent totaling $9,422,000, $11,382,000 and $11,181,000, excluding rent paid on nine Florida health care facilities as described below.

On October 1, 2000, we terminated our individual leases on nine Florida long-term care facilities. Also effective October 1, 2000, the facilities were leased by NHR under a five year term to nine separate limited liability corporations, none of which we own or control. These leases have currently been extended through December 31, 2010. Lease payments to NHR from the new leases offset our lease obligations pursuant to the master operating lease. Effective October 31, 2007, these Florida leases were assigned to us as a result of the merger with NHR.

Under terms of the lease agreements, base rent on the nine Florida properties is $6,505,000 per year. Base rent earned by us during the two month period ended December 31, 2007 totaled $1,085,000. In addition to base rent, NHC will earn percentage rent equal to 3% of the amount by which gross revenue of each Florida health care facility in such later year exceeds the gross revenues of such health care facility in the base year of 2005. For the two month period ended December 31, 2007, we earned $28,000 of percentage rent.

At December 31, 2007, the approximate future minimum base rent commitments (which exclude percentage rents) to be received by us on non-cancelable operating leases are as described in the following table.

2008	$ 6,505,000
2009	6,505,000
2010	6,505,000
Thereafter	—

In addition to the lease relationship prior to October 31, 2007, NHC had an Advisory Agreement relationship with NHR whereby NHC provided day-to-day management services to NHR. For 2007, 2006, and 2005, advisory fees earned by NHC under the agreement were $417,000, $524,000 and $508,000, respectively. The terms of the advisory agreement allowed either party to terminate the arrangement upon 90 days written notice.

Prior to the merger described above, NHC owned 363,200 shares (or 3.5%) of NHR's outstanding common stock with a cost basis on October 31, 2007 of $3,045,000. NHC accounted for its investment in NHR common stock as available for sale marketable securities in accordance with the provisions of SFAS 115.

NOTE 3 - RELATIONSHIP WITH NATIONAL HEALTH INVESTORS, INC.

In 1991, we formed NHI as a wholly-owned subsidiary. We then transferred to NHI certain healthcare facilities owned by NHC and distributed the shares of NHI to NHC's shareholders. The distribution had the effect of separating NHC and NHI into two independent public companies. As a result of the distribution, all of the outstanding shares of NHI were distributed to the then NHC investors. NHI is listed on the New York Stock Exchange.

Leases—

On October 17, 1991, concurrent with our conveyance of real property to NHI, we leased from NHI the real property of 40 long-term health care centers and three retirement centers. Each lease was for an initial term originally expiring December 31, 2001, with two additional five-year renewal terms at our option, assuming no defaults. During 2000, we exercised our option to extend the lease term for the first five-year renewal term under the same terms and conditions as the initial term.

On December 27, 2005, we exercised our option to extend the existing master lease on 41 properties for the second renewal term. The 41 properties include four Florida properties that are leased to and operated by others, but for which we continue to guarantee the lease payments to NHI under the master lease. The 15-year lease extension began on January 1, 2007, and includes three additional five-year renewal options, each at fair market value. Under the terms of the lease, base rent for 2007 will total $33,700,000 with rent thereafter escalating by 4% of the increase in facility revenue over a 2007 base year. The lease renewal provides for no percentage rent in 2007 since 2007 is the new base year. Percentage rent for years subsequent to 2007 will be 4% of the increase in revenue over the base year. The percentage rent is based on a quarterly calculation of revenue increases and is payable on a quarterly basis.

Each lease with NHI is a "triple net lease" under which we are responsible for paying all taxes, utilities, insurance premium costs, repairs and other charges relating to the ownership of the facilities. We are obligated at our expense to maintain adequate insurance on the facilities' assets.

We have a right of first refusal with NHI to purchase any of the properties transferred from us should NHI receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease.

Although on October 1, 2000 we terminated our individual leases with NHI on four Florida long-term health care facilities, we remain obligated to NHI under our master lease agreement to make the lease payments to NHI. Subsequent to the October 1, 2000 termination by us, the facilities were immediately leased by NHI for a five year term to four separate corporations, none of which we own or control. Lease payments received by NHI from the new lessees offset our lease obligations pursuant to the master operating lease. These leases have currently been extended through December 31, 2010. Through December 31, 2007, all such lease payments have been received by NHI and offset against our obligations.

Base rent expense to NHI was $33,700,000 in 2007. At December 31, 2007, the approximate future minimum base rent to be paid by us on non-cancelable operating leases with NHI are as follows:

	Total Commitments Including Florida Facilities	Total Commitments Excluding Florida Facilities
2008	$ 33,700,000	$ 28,948,000
2009	33,700,000	28,948,000
2010	33,700,000	28,948,000
2011	33,700,000	33,700,000
2012	33,700,000	33,700,000
Thereafter	303,300,000	303,300,000

Lease Terms Prior to 2007—

During the initial term and first renewal term of the leases beginning in 1991, we were obligated to pay NHI annual base rent on all 43 facilities of $19,355,000 as adjusted for new construction since inception.

Prior to 2007, the leases also obligated us to pay as debt service rent all payments of interest and principal due under each mortgage to which the conveyance of the facilities was subject. The payments were required over the remaining life of the mortgages as of the conveyance date, but only during the term of the lease or until such time that NHC is no longer obligated on the debt. Payments for debt service rent were treated by us as payments of principal and interest if we remained obligated on the debt ("obligated debt service rent") and as operating expense payments if we had been relieved of the debt obligation by the lender ("non-obligated debt service rent"). Debt service rent to NHI was $8,014,000 in 2006 and $8,191,000 in 2005. With the extension which became effective January 1, 2007, we are no longer obligated to pay debt service rent.

In addition to base rent and the debt service rent, prior to 2007 we were required to pay percentage rent to NHI equal to 3% of the increase in the gross revenues of each facility. Percentage rent for 2006 and 2005 was approximately $4,829,000 and $4,525,000, respectively.

By mutual agreement between NHC and NHI, leases for two of the original 43 properties in the master lease were terminated in 2004.

Previous Relationships with NHI Now Terminated —

From 1991 until November 1, 2004, we had an Advisory Agreement with NHI whereby we provided to NHI services related to investment activities and day-to-day management and operations.

Effective November 1, 2004, NHC's Advisory Agreement with NHI was terminated. On that date, Management Advisory Source, LLC ("Advisors"), a new unrelated company formed by Mr. W. Andrew Adams, undertook to provide advisory services to NHI. Mr. Adams served both as NHI's President and Board Chairman and as NHC's Chief Executive Officer and Board Chairman prior to November 1, 2004. Effective November 1, 2004, and to enhance the independence of NHI from NHC, Mr. Adams resigned as NHC's Chief Executive Officer and terminated his managerial responsibilities with NHC. Mr. Adams remains on the NHC Board as Chairman, focusing on strategic planning, but has no management involvement with NHC.

From November 1, 2004 through December 31, 2006, NHC, through its wholly-owned subsidiary, Tennessee Management Advisory Source, LLC ("THA") provided financial, accounting, data processing and administrative services to Advisors. Under the agreement, THA provided to Advisors and, at the request of Advisors, to NHI, services related to accounting, data processing, administration and evaluation of investments. THA's role under the agreement was that of advisor and service provider, and THA is no way assumed responsibility for accounting, administrative, or investment decisions which are to be made by Advisors or NHI.

On March 13, 2006, we announced an agreement with National Health Investors, Inc. (NHI) to not permit any person to serve as an officer of both NHC and NHI effective December 31, 2006. Also effective on December 31, 2006, NHC's agreement to provide services to Advisors was terminated. NHC's Board believes it to be in the best interest of NHC to accentuate its independence from NHI, its largest landlord.

For our services under the agreement with Advisors, we were entitled to compensation of $1,250,000 per year, payable monthly and annually inflated by 5%. We received compensation of approximately $1,313,000 in 2006 and $1,250,000 in 2005. No compensation from Advisors was earned in 2007.

Investment in NHI Common Stock —

At December 31, 2007, we own 1,630,642 shares (or 5.9%) of NHI's outstanding common stock. We account for our investment in NHI common stock as available for sale marketable securities in accordance with the provisions of SFAS 115.

NOTE 4 - RELATIONSHIP WITH NATIONAL HEALTH CORPORATION

National, which is wholly-owned by the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP"), was formed in 1986 and served as our administrative general partner through December 31, 1997, when we operated as a master limited partnership. As discussed below, all of the personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National only through their participation as employees in the ESOP.

Sale of Long–Term Health Care Centers to and Notes Receivable from National, Recognition of $10,000,000 of Previously Deferred Gain in 2007—

During 1988, we sold the assets (inventory, property and equipment) of eight long–term health care centers (1,121 licensed beds) to National for a total consideration of $40,000,000. The consideration consisted of $30,000,000 in cash and an 8.5% $10,000,000 note receivable due December 31, 2007. We manage the centers under a management contract for management fees comparable to those in the industry. With our prior consent, National sold one center to an unrelated third party in 1997 and two centers to an unrelated third party in 1999. Thus, we now manage five centers for National under a management contract that has been extended until January 20, 2018. See Note 5 for additional information on management fees recognized from National.

Our carrying amount in the assets sold in 1988 to National was approximately $24,255,000. The resulting profit of $15,745,000 was deferred. $10,000,000 of the deferred gain and related deferred income taxes of $4,000,000 was recognized as income in December, 2007 with the collection of the $10,000,000 note receivable from National. The $10,000,000 gain on the sale of assets was reported as the recognition of deferred gain in Costs and Expenses in the Consolidated Statements of Income. $3,745,000 of the deferred gain was amortized into income on a straight line basis over the original 20-year term of the management contract (through December 31, 2007). $2,000,000 of deferred gain is related to NHC's obligation to loan up to $2,000,000 to National under a line-of-credit agreement. That amount is expected to remain deferred until the obligation expires, currently scheduled in January, 2018.

In conjunction with our management contract, we have entered into a line of credit arrangement whereby we may have amounts due to or due from National from time to time. The maximum loan commitment under the line of credit is $2,000,000, the interest rate on the line of credit is prime plus one percent and the final maturity is January 20, 2018. At December 31, 2007, $3,903,000 had been loaned to National in relation to benefit plan obligations, which amount was fully collected in the following month.

ESOP Financing Activities—

During 1988, we obtained from National long-term financing of $8,500,000 for the construction of our headquarters building. National obtained its financing through the ESOP. The note required quarterly principal and interest payments with interest at 9% and was secured by the headquarters building. At December 31, 2007 and 2006, the outstanding balance on the note was approximately $-0- and $519,000, respectively, which is included in notes and other obligations in Note 11. The building is owned by a separate partnership of which we are the general partner and building tenants are limited partners. We own 96.5% of the partnership and consolidate the financial statements of the partnership in our consolidated financial statements.

In addition, our $382,000 senior secured notes payable described in Note 11 were financed by National. National obtained its financing through the ESOP. Our interest costs, financing expenses and principal payments with National are consistent with National and the ESOP's terms with their respective lenders. We also have agreed to guarantee $3,073,000 of additional debt of National and the ESOP that is not reflected in our consolidated financial statements. See Note 14 for additional information on guarantees.

During 1991, we borrowed $10,000,000 from National. The term note payable requires quarterly interest payments at 8.5% until December 31, 2007 and at the prime rate plus two percent thereafter. The entire principal is due at maturity in 2018.

Payroll and Related Services—

The personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National only through their participation in the ESOP. National provides payroll services to NHC, provides employee fringe benefits, and maintains certain liability insurance. We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs. Such costs of personnel totaling approximately $326,191,000, $302,862,000, and $285,000,000 for 2007, 2006 and 2005, respectively, are reflected as salaries, wages and benefits in the accompanying consolidated statements of income. The administrative fee paid to National for 2007, 2006, and 2005 was $2,830,000, $2,700,000, and $2,393,000, respectively. National owes us $3,903,000 and $6,351,000 at December 31, 2007 and 2006, respectively, as a result of the differences between interim payments for payroll and benefits services costs that we made during the respective year and such actual costs. These receivables are included in notes receivable from National in the consolidated balance sheets. National maintains and makes contributions to its ESOP for the benefit of eligible employees.

National's Ownership of Our Stock—

At December 31, 2007 and 2006, National owns 1,238,924 shares (or approximately 9.7%) of our outstanding common stock and 1,217,417 shares (or approximately 11.7%) of our outstanding preferred stock.

Consolidation Considerations—

Because of the considerable contractual and management relationships between NHC and National as described in this note above, we have considered whether National should be consolidated by NHC under the guidance provided in FASB Interpretation No. 46(R) (As Amended), "Consolidation of Variable Interest Entities" ["FIN 46(R)"]. We do not consolidate National because (1) National's equity at risk is sufficient to finance its activities without past or future subordinated support from NHC or other parties, and (2) the equity holders of National (that is collectively the ESOP, its trustees, and the ESOP participants) possess the characteristics of a controlling financial interest, including voting rights that are proportional to their economic interests. Supporting the assertions above is the following: (1) substantive independent trustees are appointed for the benefit of the ESOP participants when decisions must be made that may create the appearance of a conflict of interest between NHC and the ESOP, and (2) National was designed, formed and is operated for the purpose of creating variability and passing that variability along to the ESOP participants—that is, to provide retirement benefits and value to the employees of NHC and NHC's affiliates.

NOTE 5 - OTHER REVENUES AND INCOME

Other revenues are outlined in the table below. Revenues from insurance services include premiums for workers' compensation and professional liability insurance policies that our wholly-owned limited purpose insurance subsidiaries have written for certain long-term health care centers to which we provide management or accounting services. Revenues from management and accounting services include management and accounting fees and revenues from other services provided to managed and other long-term health care centers. "Other" revenues include non-health care related earnings.

Year ended December 31,	2007	2006	2005
(in thousands)			
Insurance services	$15,914	$18,814	$23,585
Management and accounting service fees	16,799	16,420	24,684
Guarantee fees	4	14	296
Advisory fees from Management Advisory Source, LLC	—	1,313	1,250
Advisory fees from NHR	417	525	508
Dividends and other realized gains on securities	5,028	5,983	3,642
Equity in earnings of unconsolidated investments	5,951	4,300	225
Interest income	8,240	9,954	7,005
Rental income	4,078	2,619	3,664
Other	1,845	1,311	926
	$58,276	$61,253	$65,785

Management Fees from National—

We have managed long-term care centers for National since 1988 and we currently manage five centers. See Note 4 to the Consolidated Financial Statements regarding our relationship with National.

During 2007, 2006 and 2005, National paid and we recognized approximately $-0-, $29,000, and $867,000, respectively, of management fees and interest on management fees, which amounts are included in management and accounting service fees. Unrecognized management fees from National total $16,436,000, $12,936,000, and $10,775,000 at December 31, 2007, 2006 and 2005, respectively. We have recognized approximately $25,504,000 of management fees and interest from these centers since 1988.

The unpaid fees from these five centers, because the amount collectable could not be reasonably determined when the management services were provided, and because we cannot estimate the timing or amount of expected future collections, will be recognized as revenues only when fixed or determinable and collectibility of these fees can be reasonably assured. Under the terms of our management agreement with National, the payment of these fees to us may be subordinated to other expenditures of the five long-term care centers. We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the five centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

Management Fees from Nursing Centers Formerly Owned by NHI—

NHI in the past operated certain long-term health care centers on which it had foreclosed, accepted deeds in lieu of foreclosure or otherwise obtained possession of the related assets. NHI engaged us to manage these foreclosure properties from 2000 through 2004. During 2004 or prior, NHI sold or closed all of these properties and NHC now manages for others the properties that continue to operate.

We continue to manage 18 long-term care centers that were previously owned by NHI. During 2007, 2006 and 2005, we recognized $2,892,000, $2,792,000, and $2,662,000, respectively, of management fees and interest from these 18 long-term care centers. Unrecognized and unpaid management fees from these centers total $8,654,000, $6,379,000, and $3,961,000 at December 31, 2007, 2006 and 2005, respectively. We have recognized approximately $13,302,000 of management fees and interest from these centers since 2002.

Of the total 18 centers managed, the management fee revenues from eight centers were currently paid and recognized on the accrual method in 2007. The fees from the remaining ten centers, because of insufficient historical collections and the lack of expected future collections, are recognized only when realized. Under the terms of our management agreements, the payment of these fees to us may be subordinated to other expenditures of each of the long-term care providers. We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. We may receive payment for the unrecognized and uncollected management fees in whole or in part in the future only if cash flows from operating and investing activities of the centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

Accounting Service Fees and Rental Income from Florida Centers—

During 2007, 2006, and 2005, we recognized $7,109,000, $6,121,000, and $5,220,000, respectively, of accounting services fees from long-term health care centers in Florida that we previously operated or managed. Amounts recognized are included in management and accounting service fees.

During 2007, 2006, and 2005, we also recognized $3,581,000, $2,557,000, and $3,250,000, respectively, of rental income from the divested operations of long-term health care centers in Florida related to our two owned facilities and the furniture, fixtures and leasehold improvements of 13 other facilities previously leased from NHI and NHR. These amounts are included in rental income.

Discontinued Management Agreement—

Effective December 31, 2006, our contract to manage a 176-bed long-term care center in Aiken, South Carolina was terminated when the County of Aiken, South Carolina completed the sale of the facility to a third party. We earned approximately $500,000 in 2006 in management fee revenues from the facility.

NOTE 6 - EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share assumes the exercise of options using the treasury stock method.

The following table summarizes the earnings and the average number of common shares used in the calculation of basic and diluted earnings per share.

Year Ended December 31, (dollars in thousands, except per share amounts)	2007	2006	2005
Basic:			
Weighted average common shares outstanding	12,562,347	12,294,730	12,240,423
Net income	$ 45,449	$ 36,740	$ 28,635
Dividends to preferred stockholders	1,831	—	—
Net income available to common stockholders	$ 43,618	$ 36,740	$ 28,635
Earnings per common share, basic	$ 3.47	$ 2.99	$ 2.34
Diluted:			
Weighted average common shares outstanding	12,562,347	12,294,730	12,240,423
Dilutive effect of stock	431,583	591,441	549,571
Assumed average common shares outstanding	12,993,930	12,886,171	12,789,994
Net income	$ 43,618	$ 36,740	$ 28,635
Earnings per common share, diluted	$ 3.36	$ 2.85	$ 2.24

Excluded in the above table for 2007 are 18,494 shares of stock options and 442,082 preferred stock potential common shares issuable upon the conversion of preferred stock due to their antidilutive impact.

NOTE 7 - INVESTMENTS IN MARKETABLE SECURITIES

Our investments in marketable securities include available for sale securities. Realized gains and losses from securities sales are determined on the specific identification of the securities.

Marketable securities consist of the following:

December 31,	2007		2006	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Marketable equity securities	$29,604	$56,322	$26,059	$65,771
U.S. government securities	1,322	1,348	1,821	1,799
Corporate bonds fund	—	—	5,000	5,028
	$30,926	$57,670	$32,880	$72,598

Included in the available for sale marketable equity securities are the following:

December 31,	2007			2006		
(in thousands, except share amounts)	Shares	Cost	Fair Value	Shares	Cost	Fair Value
NHI Common	1,630,642	$24,734	$45,495	1,405,642	$18,144	$46,386
NHR Common	—	—	—	363,200	3,045	8,717

The amortized cost and estimated fair value of debt securities classified as available for sale, by contractual maturity, are as follows:

December 31, (in thousands)	2007 Cost	2007 Fair Value	2006 Cost	2006 Fair Value
Maturities:				
Within 1 year	$ 225	$ 225	$ 500	$ 499
1 to 5 years	1,097	1,123	1,321	1,300
No stated maturity	—	—	5,000	5,028
	$1,322	$1,348	$6,821	$6,827

Gross unrealized gains related to available for sale securities are $26,744,000 and $39,740,000 as of December 31, 2007 and 2006, respectively. Gross unrealized losses related to available for sale securities are $-0- and $22,000 as of December 31, 2007 and 2006, respectively.

Proceeds from the sale of investments in marketable securities during the years ended December 31, 2007, 2006 and 2005 were $5,236,000, $46,892,000, and $2,431,000, respectively. Gross investment losses of $265,000 were realized in these sales during the year ended December 31, 2007. Gross investment gains of $1,457,000 and $8,000 were realized on these sales during the years ended December 31, 2006 and 2005, respectively.

As described in Note 2, on October 31, 2007, NHC surrendered (through merger with NHR) 363,200 shares of NHR common stock with a cost of $3,045,000 and unrealized gain of $4,764,000. NHC also acquired (thru merger with NHR) 225,000 shares of NHI common stock at a value of $6,590,000 ($29.29 per common share).

NOTE 8 - INVESTMENT IN ENHANCED CASH FUND

At December 31, 2007, we reported an aggregate investment of $35,492,000 in the Columbia Strategic Cash Portfolio Fund (the "Fund") in current assets in our Consolidated Balance Sheets. The Fund invests in obligations denominated in U.S. dollars consisting of asset backed securities, corporate bonds and notes, certificates of deposit, short-term corporate debt obligations, commercial paper, extendible commercial notes, and municipal bonds.

We have invested in the Fund for a number of years and prior to December 6, 2007, we had considered the investment to be a cash equivalent because the funds were immediately available for distribution. By a series of notices from December 6, 2007 through December 20, 2007, the Fund's manager notified us that (1) cash redemptions were suspended, although redemptions could under certain circumstances be fulfilled through a pro rata distribution of the underlying securities; (2) the Fund's valuation will be based on the market value of the underlying securities, whereas historically the Fund's valuation was based on amortized cost; (3) interest would continue to accrue; and (4) the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the fund holders that is expected to be completed in 2009.

As to balance sheet classification, the fair value of our investment in the Fund at December 31, 2007 (total of $35,492,000) is not considered a cash equivalent due to the suspension by the Fund manager of Fund redemptions. At that date, our investment is shown as Investments in Enhanced Cash Fund in the Consolidated Balance Sheets. Our investment in the Fund at December 31, 2006 (total of $40,900,000) was considered to be a cash equivalent and was included in Cash and Cash Equivalents in the Consolidated Balance Sheets. We have classified the Fund as a current asset because we believe that the Fund will be substantially liquidated during 2008.

As the Fund is liquidated, we expect to receive our pro rata share of the Fund in cash distributions. The Fund has begun making distributions. We received $3,513,000 of cash distributions in December, 2007 and $8,748,000 in January, 2008. Through January 2008, our portion of the Fund has reported $162,000 of realized losses, of which amount $42,000 was reported in 2007.

The Fund's valuation will fluctuate based on changes in the market values of the securities held by the Fund. At December 31, 2007, we adjusted our carrying value to the Fund's net asset value, which adjustment required us to write down with a charge to earnings our carrying value by $453,000. Because the Fund is invested in financial instruments with exposure to the current turmoil in the credit markets in the United States, we consider the write-down amount to be an other-than-temporary impairment. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and additional impairments may occur. Under such circumstances, our earnings will be negatively effected.

NOTE 9 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following:

December 31, *(in thousands)*	2007	2006
Land	$ 37,590	$ 11,129
Leasehold improvements	70,788	89,948
Buildings and improvements	304,303	42,043
Furniture and equipment	100,892	98,156
Construction in progress	6,410	15,491
	519,983	256,767
Less: Accumulated Depreciation	(135,696)	(130,564)
	$ 384,287	$ 126,203

As a result of the merger with NHR, NHC acquired land and real property of 16 long-term health care centers, six assisted living facilities and one independent living facility valued at approximately $274,263,000.

At December 31, 2007, we have obligations to complete construction of approximately $2,741,000.

NOTE 10 - NOTES RECEIVABLE

On October 31, 2007, we acquired, in the merger with NHR, notes receivable with an estimated fair value at date of acquisition of $16,798,000 ($16,616,000 at December 31, 2007). The notes are first and second mortgages with interest rates ranging from Prime plus 2% to 10.5% fixed rate with periodic payments required prior to maturity. The notes mature in the years from 2012 through 2016.

We have notes receivable from managed and other long-term health care centers totaling $5,868,000, the proceeds of which were used by the long-term health care centers for construction costs, development costs incurred during construction and working capital during initial operating periods. The notes generally require monthly payments with maturities beginning in 2006 through 2007. Interest on the notes is generally at rates ranging from prime plus 2% to 7%. The collateral for the notes consists of first and second mortgages, certificates of need, personal guarantees and stock pledges.

Recovery and Write-off of Notes Receivable—

In May 2007, we collected a note receivable which had previously been written off in the amount of $6,195,000. The collections are directly attributable to operations and are reported as recoveries of notes receivable in the consolidated statements of income.

In November 2007, we purchased a long-term health care center (544 beds) and an assisted living facility (66 units) located in Chattanooga, Tennessee. The consideration we gave for the purchase was the outstanding first mortgage bonds of these centers that were held by us. The first mortgage bonds had a face value of approximately $14,760,000 but had been previously written down by approximately $7,376,000. Therefore, as a result of acquiring the property, we recorded a recovery of notes receivable in the amount of $7,376,000 in our Consolidated Statements of Income.

On June 30, 2006, we collected a note receivable in the amount of $7,309,000 which had previously been written off in 1994. The collection is reported as a recovery of notes receivable in the Consolidated Statements of Income.

In March, 2005, we recorded a $1,000,000 writedown of a note receivable due from a 120 bed long-term health care center in Missouri that we manage. The writedown was recorded as a result of the lack of increase in reimbursement rates and a resulting decline in the cash flows of the center. The center has not made a principal payment on this note since December 31, 2001. Based on an analysis consistent with the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan - an Amendment of FASB Statement No. 5 and 15", we concluded that the writedown of $1,000,000 was required.

NOTE 11 - LONG-TERM DEBT AND COMMITMENTS

Long-Term Debt—

Long-term debt consists of the following:

December 31,	Weighted Average Interest Rate	Maturities	Long-Term Debt 2007	2006
(dollars in thousands)				
Term loan, interest payable monthly	variable, 6.2%	2008	$ 7,050	$ —
Senior notes, secured, principal and interest payable quarterly	variable, 5.5%	2008	382	2,113
Notes and other obligations, principal and interest payable periodically	variable, 5.43%	2008	3	535
Unsecured term note payable to National, interest payable quarterly, principal payable at maturity	Fixed 8.5%	2018	10,000	10,000
			17,435	12,648
Less current portion			(7,435)	(2,267)
			$ 10,000	$ 10,381

As a result of the merger with NHR, we assumed an unsecured note payable to NHI in the amount of $7,050,000. The unsecured note requires monthly interest payments at the rate of 30 days LIBOR plus 1.00% (6.2% at December 31, 2007). The unpaid principal ($7,050,000 at December 31, 2007) was due at maturity (January 2, 2008) and subsequently repaid.

$75,000,000 Revolving Credit Agreement—

On October 30, 2007, the Company entered into a Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as lender (the "Lender"). The Credit Agreement provides for a $75,000,000 revolving credit facility (the "Credit Facility"), of which of up to $5,000,000 may be utilized for letters of credit.

The Credit Facility matures 364 days after the closing date of October 30, 2007. Between 90 and 120 days prior to the maturity date, NHC may request the extension of the maturity date. If the Lender elects to consent to such extension, subject to certain conditions, the maturity date will be extended to the date which is 364 days after the then maturity date.

NHC is permitted to prepay the loans outstanding under the Credit Facility at any time, without penalty. Loans bear interest at either (i) the Eurodollar rate plus 0.25% or (ii) the base rate. Letter of credit fees are equal to 0.25% times the maximum amount available to be drawn under outstanding letters of credit.

NHC's obligations under the Credit Agreement are guaranteed by certain NHC subsidiaries and are secured by pledges by NHC and the guarantors of (i) 100% of the equity interests of domestic subsidiaries and (ii) up to 65% of the voting equity interests and 100% of the non-voting equity interests of foreign subsidiaries, in each case, held by NHC or the guarantors.

The Credit Agreement contains customary representations and warranties, and covenants, including covenants that restrict, among other things, asset dispositions, mergers and acquisitions, dividends, restricted payments, debt, liens, investments and affiliate transactions. The Credit Agreement contains customary events of default.

The Credit Facility is available for general corporate purposes, including working capital and acquisitions. There were no borrowings under the Credit Facility at December 31, 2007.

The aggregate maturities of long-term debt and debt serviced by other parties for the five years subsequent to December 31, 2007 are as follows:

	Long-Term Debt
2008	$ 7,435
2009	—
Thereafter	10,000
Total	$ 17,435

Through a guarantee agreement, as discussed in Note 14, our $382,000 senior secured notes have cross-default provisions with other debt of National. Certain loan agreements require maintenance of specified operating ratios as well as specified levels of working capital and stockholders' equity by us and by National. All such covenants have been met by us and we believe that National is in compliance with or has obtained waivers or amendments to remedy all events of non-compliance with the covenants as of December 31, 2007.

Lease Commitments—

Operating expenses for the years ended December 31, 2007, 2006, and 2005 include expenses for leased premises and equipment under operating leases of $40,205,000, $40,310,000, and $42,049,000, respectively. See Note 3 for the approximate future minimum rent commitments on non-cancelable operating leases with NHI.

NOTE 12 - INCOME TAXES

The provision for income taxes is comprised of the following components:

Year Ended December 31,	2007	2006	2005
(in thousands)			
Current Tax Provision			
Federal	$13,891	$ 16,993	$ 18,363
State	2,679	2,266	2,216
	16,570	19,259	20,579
Deferred Tax Provision (Benefit)			
Federal	8,832	(1,494)	(2,249)
State	1,341	(226)	(275)
	10,173	(1,720)	(2,524)
Interest and penalties	42	—	—
Income Tax Provision	$26,785	$ 17,539	$ 18,055

The deferred tax assets and liabilities, consisting of temporary differences tax effected at the respective income tax rates, are as follows:

December 31, (in thousands)	2007	2006
Current deferred tax asset:		
Allowance for doubtful accounts receivable	$ 1,601	$ 1,493
Accrued expenses	6,302	5,418
	7,903	6,911
Current deferred tax liability:		
Unrealized gains on marketable securities	(10,696)	(15,888)
Other	(1,004)	(1,055)
	(11,700)	(16,943)
Net current deferred tax liability	$ (3,797)	$(10,032)
Noncurrent deferred tax asset:		
Financial reporting depreciation in excess of tax depreciation	$ 9,425	$ 10,193
Deferred gain on sale of assets (net)	(3,215)	4,879
Guarantee obligation	—	2,950
Stock-based compensation	1,851	924
Other	(385)	(54)
Accrued expenses	8,047	—
Deferred revenue	5,580	—
Net noncurrent deferred tax asset	$ 21,303	$ 18,892

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Year Ended December 31, (in thousands)	2007	2006	2005
Tax provision at statutory rates:			
Federal	$25,282	$18,998	$16,369
State, net of federal benefit	3,804	2,140	1,977
	29,086	21,138	18,346
Increase (decrease) in income taxes resulting from:			
Tax exempt interest	(321)	(388)	(390)
Nondeductible expenses	120	128	99
Insurance expense	(220)	887	—
Other, net	(376)	(21)	—
Expiration of statute of limitations-primarily states	(1,504)	—	—
Reduction in reserve for uncertain tax positions-noncurrent			
Federal	—	(3,475)	—
State, net of federal benefit	—	(730)	—
	—	(4,205)	—
Effective tax expense	$26,785	$17,539	$18,055

The exercise of non-qualified stock options results in state and federal income tax benefits to the Company related to the difference between the market price at the date of exercise and the option exercise price. During 2007, 2006 and 2005, $1,177,000, $1,343,000, and $207,000, respectively, attributable to the tax benefit of stock options exercised, was credited to additional paid-in capital.

We experienced a one-time benefit of $4,205,000 in the fourth quarter of 2006 from the reversal of previously accrued taxes related to changed facts and circumstances, issue resolutions, and statute of limitation expirations concerning positions taken in our tax returns.

We believe that our liabilities reflect the anticipated outcome of known uncertain tax positions in conformity with FIN 48. Our uncertain tax position liabilities are presented in the consolidated balance sheet within Other Noncurrent Liabilities.

NHC continually evaluates for uncertain tax positions. Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for tax contingencies. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities. We believe we have made adequate provision for unrecognized tax benefits related to uncertain tax positions.

On January 1, 2007, we adopted the recognition and disclosure provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). Under FIN 48, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Prior to January 1, 2007, we maintained a liability for the estimated amount of contingent liabilities for income tax matters in accordance with SFAS 5, "Accounting for Contingencies".

In accordance with the adoption of FIN 48, the Company has established a liability for unrecognized tax benefits, which are differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this Interpretation. Generally a liability is created for an unrecognized tax benefit because it represents a company's potential future obligation to a taxing authority for a tax position that was not recognized per above.

As a result of adopting FIN 48, we reported a $900,000 increase to our January 1, 2007, balance of retained earnings and a decrease in our accruals for uncertain tax positions and related interest and penalties of a corresponding amount. On January 1, 2007, we had $21,051,000 of unrecognized tax benefits, composed of $11,409,000 of deferred tax assets, $–0– of deferred tax liabilities, $4,117,000 of permanent differences, and $5,525,000 of accrued interest and penalties payable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Deferred Tax Asset	Liability For Unrecognized Tax Benefits	Liability For Interest and Penalties	Total
Balance, December 31, 2006 under SFAS 5	$ —	$ 4,799	$5,743	$10,542
Adoption of FIN 48 on January 1, 2007	11,409	10,727	(218)	10,509
Balance, January 1, 2007	11,409	15,526	5,525	21,051
Additions based on tax positions related to the current year	—	1,483	358	1,841
Additions for tax positions of prior years	3,219	3,219	466	3,685
Reductions for tax positions of prior years	(1,001)	(1,001)	(282)	(1,283)
Reductions for statute of limitation expirations	—	(1,005)	(499)	(1,504)
Balance, December 31, 2007	$13,627	$18,222	$5,568	$23,790

During the year ended December 31, 2007, we have recognized a $1,504,000 decrease in unrecognized tax benefits (including $499,000 of related interest and penalties) due to the effect of statute of limitations lapse on permanent differences. We have also recognized an increase in unrecognized tax benefits of $1,841,000 (including $358,000 of related interest and penalties) attributable to permanent differences during the same period. The $1,504,000 decrease in unrecognized tax benefits attributable to permanent differences has favorably impacted our effective tax rate.

At December 31, 2007, we had $23,790,000 of unrecognized tax benefits, composed of $13,627,000 of deferred tax assets, $-0- of deferred tax liabilities, $4,595,000 of permanent differences, and $5,568,000 of accrued interest and penalties. Unrecognized tax benefits of $6,221,000 (including $1,627,000 of accrued interest and penalties) at December 31, 2007, attributable to permanent differences, would favorably impact our effective tax rate if recognized. We do not expect to recognize significant increases or decreases in unrecognized tax benefits within twelve months of December 31, 2007, except for the effect of decreases related to statute of limitations lapse estimated at $3,016,000, composed of permanent tax differences of $2,137,000 and interest and penalties of $879,000.

Interest and penalties expense related to U.S. federal and state income tax returns are included within income tax expense.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2004. Currently, there are no U.S. federal or state returns under examination.

NOTE 13 - STOCK OPTION PLAN

Our shareholders approved the 2005 Stock Option, Employee Stock Purchase, Physician Stock Purchase and Stock Appreciation Rights Plan (the "Plan") which provides for the grant of stock options to key employees, directors and non-employee consultants. Under the Plan, the Compensation Committee of the Board of Directors ("the Committee") has the authority to select the participants to be granted options; to designate whether the option granted is an incentive stock option ("ISO"), a non-qualified option, or a stock appreciation right; to establish the number of shares of common stock that may be issued upon exercise of the option; to establish the vesting provision for any award; and to establish the term any award may be outstanding. The exercise price of any ISO's granted will not be less than 100% of the fair market value of the shares of common stock on the date granted and the term of an ISO may not be any more than ten years. The exercise price of any non-qualified options granted will not be less than 100% of the fair market value of the shares of common stock on the date granted unless so determined by the Committee.

Under the Plan, options issued to non-employee directors are granted automatically on the date of our annual shareholder meeting, vest immediately upon grant and have a maximum five year term. Options issued to employees in 2000 vest over a six year period and have a maximum six year term. Options issued to employees in 2004 vest over a five year period and have a maximum five year term. Options issued to employees in 2007 vest over a 2.1 year period and have a maximum 2.1 year term.

The fair value of each option award is estimated on the grant date, using the Black-Scholes option valuation model with the weighted average assumptions indicated in the following table. Generally, awards are subject to cliff vesting. Each grant is valued as a single award with an expected term based upon expected participants and termination behavior. Compensation cost is recognized over the requisite service period in a manner consistent with the option vesting provisions. The straight-line attribution method requires that compensation expense is recognized at least equal to the portion of the grant-date fair value that is vested at that date. The expected volatility is derived using daily historical data for periods immediately preceding the date of grant. The risk-free interest rate is the approximate yield on the United States Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised.

	Year Ended December 31		
	2007	2006	2005
Risk-free interest rate	4.64%	4.77%	3.81%
Expected volatility	27.9%	27.2%	29.3%
Expected life, in years	2.1 years	2.6 years	5 years
Expected dividend yield	1.92%	1.98%	2.79%
Expected forfeiture rate	0.00%	1.48%	0.00%

The following table summarizes option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at December 31, 2004	1,383,000	$20.83	—
Options granted	90,000	33.24	—
Options exercised	(25,000)	18.11	—
Options forfeited	(17,000)	14.72	—
Options outstanding at December 31, 2005	1,431,000	21.72	—
Options granted	122,394	42.33	—
Options exercised	(239,174)	24.33	—
Shares cancelled	(22,901)	3,813	—
Options forfeited	(2,140)	37.00	—
Options outstanding at December 31, 2006	1,289,179	23.13	—
Options granted	161,748	53.67	—
Options exercised	(229,480)	24.95	—
Options forfeited	(1,797)	55.45	—
Options cancelled	(53,000)	20.90	—
Options outstanding at December 31, 2007	1,166,650	27.06	$28,747,000
Options exercisable	314,898	$38.84	$ 4,048,000

Options Outstanding December 31, 2007	Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
831,650	$19.60 to $20.90	$20.86	1.2
335,000	$27.01 to $55.00	$42.44	2.8
1,166,650			

At December 31, 2007, 314,898 options outstanding are exercisable. Exercise prices on the options range from $19.60 to $55.00. The weighted average remaining contractual life of options outstanding at December 31, 2007 is 1.67 years. The total intrinsic value of shares exercised during the year ended December 31, 2007 was $6,139,000.

Additionally, we have an employee stock purchase plan that allows employees to purchase our shares of stock through payroll deductions. The plan allows employees to terminate participation at any time.

Our policy is to issue new shares to satisfy share option exercises. In May 2005, our shareholders approved the 2005 National HealthCare Corporation Stock Option, Employee Stock Purchase, Physician Stock Purchase and Stock Appreciation Rights Plan. We have reserved 965,787 shares of common stock for issuance under these plans.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective application transition method. Under this method, compensation cost is recognized, beginning January 1, 2006, based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on Statement of Financial Accounting Standards No. 123, AAccounting for Stock-Based Compensation ("SFAS 123"), for all awards granted to employees prior to January 1, 2006 that remain unvested on the effective date. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for our employee stock benefit plans. Accordingly, no compensation cost was recognized for stock options granted under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors. Results for prior periods have not been restated.

NHC recognized $2,318,000 and $2,309,000 of compensation expense for the year ended December 31, 2007 and 2006, respectively. Such expense is included in salaries, wages and benefits in the consolidated statements of income. SFAS 123(R) requires that the benefits of tax deductions in excess of amounts recognized as compensation cost be reported as a financing cash flow, rather than an operating cash flow, as required under prior accounting guidance. Tax deductions in excess of amounts recognized as compensation costs totaled $2,942,000 and $3,357,000 for the year ended December 31, 2007 and 2006, respectively. No share based compensation cost was capitalized during the current periods. The total compensation cost related to non-vested awards not yet recognized as of December 31, 2007 is $1,677,000 and the weighted average period over which it is to be recognized is 1.25 years.

NOTE 14 - CONTINGENCIES AND GUARANTEES

Accrued Risk Reserves

We are self insured for risks related to health insurance and have wholly-owned limited purpose insurance companies that insure risks related to workers' compensation and general and professional liability insurance claims both for our owned or leased entities and certain of the entities to which we provide management or accounting services. The liability we have recognized for reported claims and estimates for incurred but unreported claims totals $88,382,000 and $76,471,000 at December 31, 2007 and 2006, respectively. This liability is classified as current based on the uncertainty regarding the timing of potential payments. The liability is included in accrued risk reserves in the consolidated balance sheets. The amounts are subject to adjustment for actual claims incurred. It is possible that these claims plus unasserted claims could exceed our insurance coverages and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

As a result of the terms of our insurance policies and our use of wholly-owned limited purpose insurance companies, we have retained significant insurance risk with respect to workers' compensation and general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to deductibles and exposures in excess of coverage limits, and we maintain reserves for these obligations. Such estimates are based on many variables including historical and statistical information and other factors. It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

Workers' Compensation

For workers' compensation, we utilize a wholly-owned Tennessee domiciled property/casualty insurance company to write coverage for NHC affiliates and for third-party customers. Policies are written for a duration of twelve months and cover only risks related to workers' compensation losses. All customers are companies which operate in the long-term care industry. Business is written on both an assumed and a direct basis. For the business written on an assumed basis the insurance company assumes only the first $750,000 of losses for each claim. For direct business, coverage is written for statutory limits and the insurance company's losses in excess of $500,000 per claim are covered by reinsurance.

For these workers' compensation insurance operations, the premium revenues reflected in the financial statements as "Other Revenues" for 2007, 2006 and 2005, respectively, are $7,250,000, $9,481,000, and $13,554,000. Associated losses and expenses are reflected in the consolidated financial statements as "Other operating costs and expenses".

General and Professional Liability Lawsuits and Insurance

Across the nation, the entire long term care industry has experienced significant amounts of personal injury/ wrongful death claims and awards based on alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2007, we and/or our managed centers are currently defendants in 62 such claims covering the years 1995 through December 31, 2007. Ten of the 62 suits are in Florida, where we have not operated or managed long-term care providers since September 30, 2000. Of the ten Florida suits, three suits relate to events before and seven suits relate to events after our cessation of business in Florida. These latter seven suits assert allegations of continued exposure even after we ceased operations.

When bids were solicited for third party professional liability insurance coverage for 2002, only two companies would quote coverage. Both quotations were so onerous and expensive that we elected to pay the premiums into a wholly-owned licensed captive insurance company, incorporated in the Cayman Islands, for the purpose of managing the Company's losses related to these risks. Thus, for years 2002-2007, insurance coverage for incidents occurring at all providers owned or leased, and most providers managed by us, is provided through this wholly-owned insurance company. Policies are written for a duration of twelve months.

Our coverages for all years include both primary policies and excess policies. Commencing with 2002, deductibles were eliminated with first dollar coverage being provided through the wholly-owned insurance company. The excess coverage is provided by a third party insuror for 2002.

For 2003-2007, both primary professional liability insurance coverage and excess coverage is provided through our wholly-owned liability insurance company in the amount of $1 million per incident, $3 million per location with an aggregate primary policy limit of $12.0 million, $14.0 million, and $14.0 million, respectively. There is a $7.5 million annual excess aggregate applicable to each year.

For these professional liability insurance operations, the premium revenues reflected in the financials as "Other revenues" for 2007, 2006 and 2005, respectively, are $3,467,000, $3,823,000, and $4,095,000. Associated losses and expenses including those for self-insurance are included in the consolidated financial statements as "Other operating costs and expenses".

Debt Guarantees—

In addition to our primary debt obligations, which are included in our consolidated financial statements, we have guaranteed certain of the debt obligations of National and the ESOP. This guarantee, which is not included as debt obligations in our consolidated financial statements, totals $3,073,000 at December 31, 2007.

The $3,073,000 of guarantees of debt of National and the ESOP relates to senior secured notes held by financial institutions. The total outstanding balance of National and the ESOP's obligations under these senior secured notes is $3,455,000. Of this obligation, $382,000 has been included in our debt obligations because we are a direct obligor on this indebtedness. The remaining $3,073,000, which is not included in our debt obligations because we are not a direct obligor, is due from NHI to National and the ESOP.

The $382,000 of senior secured notes payable and the $3,073,000 guarantee described above have cross-default provisions with other debt of National and the ESOP. We currently believe that National and the ESOP are in compliance with the terms of their debt agreements.

As of December 31, 2007, our maximum potential loss related to debt guarantees and financial guarantees is $3,073,000.

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, notes receivable and accounts payable approximate fair value due to their short-term nature. We calculate the fair values of other financial instruments based upon our estimate of current industry conditions and relevant factors. At December 31, 2007 and 2006, there were no material differences between the carrying amounts and fair values of NHC's financial instruments.

To meet the reporting requirements of Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", we calculate the fair value of financial instruments using discounted cash flow techniques. At December 31, 2007 and 2006, there were no material differences between the carrying amounts and fair values of our financial instruments.

NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA

(unaudited, in thousands, except per share amounts)

The following table sets forth selected quarterly financial data for the two most recent fiscal years.

2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Revenues	$146,504	$149,946	$147,726	$153,858
Net Income	7,040	11,892	13,126	13,391
Preferred Dividends	—	—	—	1,831
Net income available to common shareholders	7,040	11,892	13,126	11,560
Basic Earnings Per Share	.56	.95	1.05	.91
Diluted Earnings Per Share	.54	.92	1.01	.89

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Revenues	$136,951	$140,669	$143,768	$141,570
Net Income	5,420	10,363	9,271	11,686
Basic Earnings Per Share	.44	.84	.75	.95
Diluted Earnings Per Share	.42	.80	.71	.91

In the third quarter of 2007, we recognized a gain of approximately $10,800,000 related to the sale of land in South Carolina. In the fourth quarter of 2007, we recognized deferred income of approximately $10,000,000 related to the sale of long-term care centers to National in 1988.

In the fourth quarter of 2006, we recorded $3,928,000 of net favorable cost report settlements. In addition, we experienced a one-time benefit of $4,025,000 in the fourth quarter of 2006 from the reversal of previously accrued taxes related to changed facts and circumstances, issue resolutions, and statute of limitation expirations concerning positions taken in our tax returns.

NOTE 17 - GAIN ON SALE OF ASSETS AND RECOGNITION OF DEFERRED GAIN - NATIONAL

Effective July 9, 2007, we sold undeveloped land located in Charleston, South Carolina for approximately $12,200,000 and recognized a gain of approximately $10,785,000 related to the sale. Proceeds from the sale are being held by a facilitator pending completion of an IRC§1031 exchange. The unexpended proceeds are included in "Other Assets" in the Consolidated Balance Sheets.

In December 2007 we sold an undeveloped parcel of land located in McMinnville, Tennessee for $323,000. We had nominal basis allocated to the land. Therefore, the sale resulted in a gain on $323,000.

Amortization of Deferred Income—

We recognized as income in 2007 $10,000,000 of gain on the sale of assets to National that had been deferred since 1988. See *Note 4 – Relationship with National Health Corporation* for more information.

The gain on the sale of land and the recognition of the deferred gain on sale of assets to National are included in "Total Costs and Expenses" on the Consolidated Statements of Income.

NOTE 18 - PURCHASE OF HEALTHCARE CENTER

Effective on November 1, 2007, we purchased certain assets and assumed certain liabilities of a 544-bed long-term care center and 66 unit assisted living facility located in Chattanooga, Tennessee. The facilities were immediately leased to an unrelated third party and the rent income has been included in other revenues in the Consolidated Statements of Income since the date of purchase. The lease agreement is for a two year term and the approximate future minimum rent commitment to be received by us on this non-cancelable operating lease is $2,400,000 in 2008, $2,000,000 in 2009 and -0- thereafter.

The aggregate purchase price was $14,760,000, including $14,710,000 principal balance of the outstanding 1st Mortgage Bonds of the center purchased (which Bonds were owned by us) and the assumption of $50,000 of debt. The value of the 1st Mortgage Bonds paid was determined based on an appraisal of the property purchased which appraisal value exceeded the purchase price paid. The carrying value of the 1st Mortgage Bonds had been previously written down by us. As a result of acquiring the property, we recorded a recovery of notes receivable of $7,376,000 in the Consolidated Statements of Income.

On March 1, 2006, we purchased for $5,400,000 a 200 bed health care center located in Town & Country, Missouri. The health care center was purchased from SeniorTrust of Murfreesboro, Tennessee. NHC has been managing the center since 2001. NHC provides management and/or accounting services for nine centers owned by SeniorTrust and located in Kansas, Missouri and Tennessee. The operating results for the acquired healthcare center are included in the 2006 consolidated statement of income from the acquisition date. Pro forma disclosure related to the acquisition is not material.

NOTE 19 - SERIES A CONVERTIBLE PREFERRED STOCK

On October 31, 2007, NHC issued $170,555,000 of NHC Series A Convertible Preferred Stock (the "Preferred Stock") with a liquidation preference of $15.75. Each share of the Preferred Stock is entitled to annual preferred dividends of $0.80 per share.

The Preferred Stock, which is listed on the American Stock Exchange with the symbol "NHC.PR.A" is convertible at any time at the option of the shareholder into NHC common stock at a conversion price of $65.07. Each share of the Preferred Stock will be convertible into 0.24204 of a share of NHC common stock. After the fifth anniversary of the closing date, NHC will have the option to redeem the Preferred Stock, in whole or in part, for $15.75 cash per share (plus accrued but unpaid dividends); provided that the Preferred Stock will not be redeemable prior to the eighth anniversary of the closing date unless the average closing price for NHC common stock for 20 trading sessions equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHC common stock splits or stock dividends.

NOTE 20 - SERIES B. JUNIOR PARTICIPATING PREFERRED STOCK

On August 2, 2007, the NHC board of directors approved the adoption of a stockholder rights plan and declared a dividend distribution of one right (a "Right") for each outstanding share of NHC common stock to stockholders of record at the close of business on August 2, 2007. Each Right entitles the registered holder to purchase from NHC a unit consisting of one one-ten thousandth of a share of Series B Junior Participating Preferred Stock, $0.01 par value at a purchase price of $250 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a rights agreement between NHC and Computershare Trust Company, N.A., as rights agent, dated as of August 2, 2007, as may be amended, restated or otherwise modified from time to time. No shares have been issued pursuant to this stockholder rights plan.

NOTE 21 - SUBSEQUENT EVENTS.

On January 2, 2008 we purchased a 109-bed skilled nursing and rehabilitation facility from the St. Mary's Health System for $6,347,000 in cash. Holston Health and Rehabilitation Center is located in Knoxville, Tennessee.

In January, 2008, we purchased for $5,073,000 two tracts of land located in the state of South Carolina and one tract of land located in Tennessee. The tracts were undeveloped and are held for future development.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures - Based on their evaluation as of December 31, 2007, the president and principal accounting officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. We have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, BDO Seidman, LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited National HealthCare Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National HealthCare Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National HealthCare Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National HealthCare Corporation as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 17, 2008 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Nashville, Tennessee
March 17, 2008

Changes in Internal Control - There were no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Our management, including our President and Principal Accounting Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with NHC have been detected.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information in our definitive 2008 proxy statement set forth under the captions *Directors of the Company* and *Executive Officers of the Company* is hereby incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information in our definitive 2008 proxy statement set forth under the caption *Compensation Discussion & Analysis* is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information in our definitive 2008 proxy statement set forth under the captions *Section 16(A) Beneficial Ownership Reporting Compliance* is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information in our definitive 2008 proxy statement set forth under the caption *Certain Relationships and Related Transactions* is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information in our definitive 2008 proxy statement set forth under the caption *Report of the Audit Committee* is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this report:

(a) (1) Financial Statements:

The Financial Statements are included in Item 8 and are filed as part of this report.

(2) Financial Statement Schedules:

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL HEALTHCARE CORPORATION

BY: /s/ ROBERT G. ADAMS
Robert G. Adams
President
Chief Executive Officer

Date: March 17, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ ROBERT G. ADAMS
ROBERT G. ADAMS
Chief Executive Officer

/s/ RICHARD F. LAROCHE, JR.
RICHARD F. LAROCHE, JR.
Director

/s/ W. ANDREW ADAMS
W. ANDREW ADAMS
Director

/s/ DONALD K. DANIEL
DONALD K. DANIEL
Senior Vice President and Controller
Principal Accounting Officer
(Principal Financial Officer)

/s/ ERNEST G. BURGESS
ERNEST G. BURGESS
Director

/s/ LAWRENCE C. TUCKER
LAWRENCE C. TUCKER
Director

/s/ J. PAUL ABERNATHY
J. PAUL ABERNATHY
Director

/s/ EMIL E. HASSAN
EMIL E. HASSAN
Director

SENIOR REGIONAL VICE PRESIDENTS

Greg G. Bidwell
Central Tennessee and Kentucky

M. Ray Blevins
East Tennessee, Georgia and Virginia

D. Doran Johnson
South Central Tennessee and Alabama

J.B. Kinney, Jr.
South Carolina

Michael C. Neal
New Hampshire, Massachusetts and Arizona

Melvin J. Rector
Missouri and Kansas

ASSISTANT VICE PRESIDENTS

Christy J. Beard
CPCS

Ann S. Benson
To Counsel

Brigitte L. Burke
Dietary Services

Kathy W. Campbell
Partner Benefits

Ann A. Coleman
Nursing

Bruce K. Duncan
Health Planning

Charleen D. Forsythe
Information Systems

Barbara F. Harris
Operations

Donnie P. Hester
Workers Compensation

Ann M. Horton
Rehabilitation

Martha L. Hughey
Reimbursement

Leslie A. Joyner
Health Information

N. Bart King
Chief Audit Executive

Phyllis F. Knight
Payroll

John D. McKinney
Operational Accounting

Jesse W. Myatt
Information Systems

Wayne L. Oliff
Professional Liability

Joan B. Phillips
Rehabilitation

Debbie L. Price
Accounts Receivable

Catherine E. Reed
Homecare

Jeffrey R. Smith
Treasury/Special Assets

Jackie D. Spangler
Social Services

Charles C. Swift
Assistant Controller

Judy G. Thomasson
Homecare Acquisitions and Accounting

Stacia H. Vetter
Long Term Care Insurance

Christopher S. West
Human Resources

Charles J. Wysocki
Operations

Corporate Headquarters

National HealthCare Corporation
100 Vine Street
Murfreesboro, TN 37130
Phone: (615) 890-2020
Fax: (615) 890-0123

Web site

www.nhccare.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P. O. Box 43078
Providence, RI 02940-3078
800-568-3476
www.computershare.com

Listed

American Stock Exchange
NHC
NHC.PR.A

Annual Stockholder's Meeting

City Center, 14th Floor
100 Vine Street
Murfreesboro, Tennessee
4:00 p.m. Central Time
Thursday, May 1, 2008

Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K and all other Securities and Exchange Commission filings are available free of charge on our Web site or by writing us at the address listed above.

Independent Registered Public Accounting Firm

BDO Seidman, LLP
414 Union Street, Suite 1800
Nashville, TN 37219-1762

CORPORATE SENIOR VICE PRESIDENTS



NATIONAL HEALTHCARE CORPORATION SENIOR VICE PRESIDENTS, FROM LEFT TO RIGHT: STEVE F. FLATT, DONALD K. DANIEL, R. MICHAEL USSERY, JOANNE M. BATEY, ROBERT G. ADAMS (PRESIDENT), CHARLOTTE A. SWAFFORD, JULIA W. POWELL, D. GERALD GOGGIN, JOHN K. LINES AND DAVID L. LASSITER.

Joanne M. Batey
Senior Vice President, Homecare, 63, 31 years with National HealthCare Corporation, 23 years at present position. She also served as NHC's director of speech language pathology services.

D. Gerald Coggin
Senior Vice President, Corporate Relations, 56, 35 years with NHC, 20 years in current position. He also served as a health care administrator and a regional vice president.

Donald K. Daniel
Senior Vice President, Controller and Principal Accounting Officer, 61, 31 years with NHC, 22 years as controller and vice president.

Steve F. Flatt
Senior Vice President, Development, 52, Flatt joined NHC in June of 2005. Prior to joining NHC, he served as president of David Lipscomb University in Nashville, Tennessee, where he oversaw development projects totaling $75 million.

David L. Lassiter
Senior Vice President, Corporate Affairs, 53, joined NHC in 1995 and had 17 years of experience in the health care industry prior to joining NHC.

John K. Lines
Senior Vice President and General Counsel, 48, joined NHC in September 2006. Mr. Lines served as general counsel of Trinsic, Inc., and counsel at the law firm of Schiff Hardin LLP from May 2005 through August 2006.

Julia W. Powell
Senior Vice President, Patient Services, 58, 33 years with NHC, 22 years in present position. She also served as NHC nurse consultant and director of NHC's patient assessment computerized services.

Charlotte A. Swafford
Senior Vice President and Treasurer, 59, 34 years with NHC, 22 years in present position. She also served as staff accountant, accounting manager and assistant treasurer.

R. Michael Ussery
Senior Vice President, Operations, 49, 27 years with NHC. Ussery has also served as senior regional vice president and health care center administrator.

100 E. Vine Street
Murfreesboro, Tennessee 37130

Robert G. Adams
President and
Chief Executive Officer

NHC

March 31, 2008

Dear Fellow Shareholder:

It is my pleasure to invite you to attend NHC's 2008 Annual Meeting of Shareholders. The annual meeting will be held on Thursday, May 1, 2008 at 4:00 p.m. on the 14th Floor at the City Center in Murfreesboro, 100 E. Vine Street, Murfreesboro, Tennessee.

The Notice of Annual Meeting and Proxy Statement in this mailing describe the business items we plan to address at the meeting. We also will present a brief report on our business and respond to your questions.

Your vote is very important. Please take the time to cast your vote regardless of the number of shares you own. You have the option to cast your proxy vote by telephone or online at Proxyvote.com as provided by Broadridge Financial Solutions. These are quick, cost-effective and easy ways for you to submit your proxy. If you vote by telephone or via the internet, you do not need to return the enclosed proxy card by mail. If you prefer to vote by mail, please sign, date and return the enclosed proxy card in the postage-paid envelope provided.

I look forward to seeing you on May 1st.

Best regards,

Robert G. Adams

NHC
NATIONAL HEALTHCARE CORPORATION

NHC

NATIONAL HEALTHCARE CORPORATION

100 E. Vine Street
Murfreesboro, TN 37130

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2008 Annual Meeting of the Shareholders (the "Meeting") of National HealthCare Corporation ("NHC" or the "Company") will be held on the 14th Floor of the City Center at 100 E. Vine Street, Murfreesboro, Tennessee, on Thursday, May 1, 2008, at 4:00 p.m. CDT. At the meeting, we will vote on the following items and any other matters that are properly presented at the meeting:

1) Reelect three directors;

2) Approve an amendment to the existing shareholder approved "NHC Executive Officer Performance Based Compensation Plan;" and

3) Transact such other business as may properly come before the meeting or any continuances of it.

The nominees for reelection as directors are W. Andrew Adams, Ernest G. Burgess III and Emil E. Hassan. These nominees currently serve as directors of the Company.

The Board of Directors (the "Board") has chosen the close of business on Monday, March 3, 2008 as the record date (the "Record Date") for the determination of shareholders who must be notified of and who are eligible to vote at the meeting or at any postponement or adjournment of the meeting.

Please use the toll-free telephone number or vote online at Proxyvote.com (provided by Broadridge Investor Services) or sign, date, and return the proxy card promptly in the enclosed envelope. If you attend the Meeting, you may vote in person even if you have previously mailed a proxy card.

As authorized by the Board of Directors,

JOHN K. LINES
Secretary & General Counsel

March 31, 2008
Murfreesboro, Tennessee

Your Vote is Important!

NHC

100 E. Vine Street
Murfreesboro, Tennessee 37130

PROXY STATEMENT

GENERAL INFORMATION ABOUT THE MEETING

Why are you receiving these proxy materials?

We are providing these proxy materials to you because NHC's Board of Directors is asking (or soliciting) shareholders to provide proxies to be voted at our 2008 Annual Meeting of the Shareholders. The Meeting is scheduled for May 1, 2008, and your proxy will be used at the meeting or at any adjournment or postponement of the Meeting. In this Proxy Statement, we refer to NHC as "NHC," "we," "our" or the "Company."

What is a proxy?

A proxy is a legal designation of another person to vote your shares. You may authorize the other person by phone or via an Internet website. You also may do so in writing by filling out your proxy card if you hold shares in your own name. If you hold shares through a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer voting by mail by completion of a voting instruction card, by telephone or via the Internet.

When is this Proxy Statement (with Annual Report) being mailed?

This Proxy Statement and the proxy card are first being sent to shareholders on or near March 31, 2008. A copy of the Annual Report on Form 10-K for the Company for the year ended December 31, 2007, including audited financial statements, is also enclosed.

How can you vote?

You may vote by using the toll-free number or via the Internet at Proxyvote.com. Your proxy card includes instructions for using these quick, cost-effective and easy voting methods. You also may simply fill out, sign and date your proxy card and mail it in the prepaid envelope included with these proxy materials. If you vote by telephone or the Internet, do not return your proxy card by mail. You will need to follow the instructions when you vote using any of these methods to make sure your vote will be counted at the meeting. You also may vote by submitting a ballot in person if you attend the meeting. However, we encourage you to vote by proxy card, by telephone or via the Internet even if you plan to attend the meeting. If you hold shares through a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer voting by mail by completion of a voting instruction card, by telephone and via the Internet. If you hold shares through a broker or other nominee and wish to vote your shares at the meeting, you must obtain a legal proxy from your broker or nominee and present it to the inspector of election with your ballot when you vote at the Meeting.

Can I revoke my proxy?

You have the power and right to revoke the proxy at any time before the Meeting. A proxy may be revoked by filing with the Secretary of the Company (i) a written revocation or (ii) your proxy with a later date than the prior proxy. Furthermore, if you attend the Meeting, you may elect to vote in person, thereby canceling the proxy.

Who is entitled to vote at the meeting?

All shareholders who held shares of common stock or preferred stock at the end of the business day on the Record Date (March 3, 2008) are entitled to receive notice of and to vote at the meeting.

Who may attend the Meeting?

Shareholders (or their authorized representatives) and our invited guests may attend the Meeting.

How will your shares be represented at the meeting?

At the Meeting, the officers named in your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as our Board of Directors recommends, which is:

FOR the reelection of each of the nominees for director named in this Proxy Statement statement; and

FOR the amendment to the existing shareholder approved "NHC Executive Officer Performance Based Compensation Plan."

Are there any other matters to be addressed at the Annual Meeting?

We know of no other matters to be brought before the Annual Meeting, but if other matters are brought up before or at the meeting, the officers named in your proxy intend to take action in their judgment as is in the best interest of our Company and shareholders.

How many shares will be voted at the Meeting?

All shareholders who hold shares at the end of the business day on the Record Date are entitled to vote at the Meeting. The outstanding voting securities of the Company as of December 31, 2007 consisted of 12,737,956 shares of common stock, par value $.01 per share ("Common Stock") and 10,841,062 shares of Series A Convertible Preferred Stock, par value $.01 per share ("Preferred Stock"). Each holder of the shares of Common Stock is entitled to one vote per share on all matters properly brought before the Meeting. Each share of Preferred Stock has the right to one vote for each share of Common Stock into which such share of Preferred Stock can be converted. The number of shares of Common Stock distributed upon conversion of a share of Preferred Stock is currently .24204. Shareholders are not permitted to cumulate votes for the purpose of electing directors or otherwise.

What constitutes a quorum for the Annual Meeting?

The holders of a majority of the voting power of the shares of Common Stock and Series A Convertible Preferred Stock outstanding on the Record Date, together as a single class, presented in person or by proxy, will constitute a quorum at the Meeting.

How many votes are required for the approval of each item?

In the election of directors and approval of the amendment to the NHC Executive Officer Performance Based Compensation Plan, the affirmative vote of a plurality of the votes present in person or by proxy and entitled to vote at the meeting is required. In other words, the director nominees receiving the greatest number of votes will be elected.

Shares of Common Stock and Preferred Stock represented in person or by proxy at the Meeting (including shares which abstain or do not vote with respect to one or more of the matters presented at the Meeting) will be tabulated by the Company's Secretary who will determine whether or not a quorum is present.

How will abstentions be counted?

Abstentions will be counted as shares that are present and entitled to vote for purposes of determining the number of shares that are present and entitled to vote with respect to any particular matter, but will not be counted as votes in favor of such matter.

What is a broker non-vote and how is it counted?

If a broker holding stock in "street name" indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter. Accordingly, a "broker non-vote" may effect establishment of a quorum, but, once a quorum is established, will have no effect on the voting on such matter.

Are there any shareholders that beneficially own more than 5% of NHC's Stock?

The following information is based upon filings made by the persons or entities identified below with the Securities and Exchange Commission ("SEC"). Except as set forth below, on December 31, 2007 no person was known to us to own beneficially more than 5% of the outstanding Common Stock or Preferred Stock.

Name And Address Of Beneficial Owner	Amount & Nature of Beneficial Ownership of Common Stock	Percent of Class	Amount & Nature of Beneficial Ownership of Preferred Stock	Percent of Class
W. Andrew Adams 750 S. Church St., Ste. B Murfreesboro, TN 37130	1,428,264[1]	11.2%	1,274,081	11.8%
National Health Corporation [2] P. O. Box 1398 Murfreesboro, TN 37133	1,238,924	9.7%	1,217,417	11.7%
Ira Sochet 1602 Micanopy Avenue Miami, FL 33133	1,022,255	8.0%	-	-
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	864,708[3]	6.8%	-	-
The 1818 Fund II 140 Broadway New York, NY 10005	805,155[4]	6.3%	-	-

(1) This number includes 335,000 shares in stock options outstanding to Mr. Adams.

(2) Owned solely by the NHC Employee Stock Ownership Trust. Its Board of Directors is composed of Ernest G. Burgess, Steve Flatt and Michael Ussery, all of whom disclaim any beneficial ownership thereof.

(3) These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4) This number includes 60,000 shares in stock options outstanding to Mr. Tucker and 55,000 shares owned by Mr. Tucker, all of which The 1818 Fund II disclaims ownership. Mr. Tucker is a general partner of Brown Brothers Harriman & Co., which is the general and managing partner of The 1818 Fund II.

PROPOSAL I
ELECTION OF DIRECTORS

Pursuant to our Articles of Incorporation, the directors are divided into three groups. Each group is elected for a three-year term and only one group is up for election each year. At the November 7, 2007 meeting, three directors were nominated for reelection by the Board, each for a term of three years or until their successors are duly elected and qualified.

W. Andrew Adams, Ernest G. Burgess III and Emil E. Hassan, currently directors of the Company, have been nominated for reelection to the Board by the Nominating and Corporate Governance Committee. They were unanimously approved on motion made by Dr. Abernathy and seconded by Mr. LaRoche. Unless authority to vote for the election of directors has been specifically withheld, your proxy holder intends to vote for the election of Messrs. Adams, Burgess and Hassan as directors.

If the nominees become unavailable for any reason (which event is not anticipated), the shares represented by the enclosed proxy may (unless such proxy contains instructions to the contrary) be voted for such other person(s) as may be determined by the proxy holder.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE DIRECTORS.

PROPOSAL II
APPROVAL OF AN AMENDMENT TO THE "NHC EXECUTIVE OFFICER PERFORMANCE BASED COMPENSATION PLAN" - THE "PLAN"

Section 162(m) of the Internal Revenue Code of 1986 as amended ["Section 162(m)"] provides that compensation in excess of one million dollars paid for any year to a corporation's chief executive officer and the four other highest paid executive officers at the end of such year ("Covered Employees") will not be deductible for federal income tax purposes unless certain conditions are met. One such condition is that the compensation qualifies as "performance based compensation". Section 162(m) provides, among other things, that shareholders must be advised of and approve the material terms of the performance goals under which compensation is to be paid, and under certain conditions must re-approve the material terms of the performance goals every five years. The Company's "NHC Executive Officer Performance Based Compensation Plan" was adopted by the Board at its meeting on December 20, 2006 and approved by the shareholders at the 2007 Annual Shareholders Meeting. The Board is asking the shareholders to approve an amendment to the Plan as follows:

In paragraph 1 we propose to revise the Plan to take into consideration the October 31, 2007 issuance by the Company of the Preferred Stock by providing that the return to shareholders on common equity that must be earned after the payment of a $4 million base award but before the payment of any additional incentive bonus be increased by the amount of pretax earnings necessary to pay the dividends on the Preferred Stock.

The amended Plan is attached hereto as Exhibit A for your reference.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL II.

DIRECTORS OF THE COMPANY

NHC has a seven person Board of Directors. Directors each serve a three year term and may be removed from office for cause only. The following table gives information about our directors:

Name and Address of Directors	Age	Position	Expiration of Term
J. Paul Abernathy, M.D. 2102 Greenland Dr. Murfreesboro, TN 37130	72	Director	2009
Robert G. Adams 100 Vine St., Ste. 1400 Murfreesboro, TN 37130	61	Director, CEO & President	2009
W. Andrew Adams 750 S. Church Street, Suite B Murfreesboro, TN 37130	62	Director & Chairman	2008
Ernest G. Burgess III 7097 Franklin Road Murfreesboro, TN 37128	68	Director	2008
Emil E. Hassan 1704 Irby Lane Murfreesboro, TN 37127	61	Director	2008
Richard F. LaRoche, Jr. 2103 Shannon Dr. Murfreesboro, TN 37129	62	Director	2010
Lawrence C. Tucker 140 Broadway New York, NY 10005	65	Director	2010

Dr. J. Paul Abernathy, M.D. (Independent Director) joined the Board in 2003 and is a retired general surgeon. He was in private practice at Murfreesboro Medical Clinic from 1971 until retirement in 1995. Previously, he served as a general practice physician for Hazard Memorial Hospital in Hazard, Kentucky. Lt. Col. Abernathy additionally served as a flight surgeon for the Homestead Air Force Base in Florida and Chief of Surgery for the United States Air Force at Keesler Air Force Base in Mississippi. Dr. Abernathy twice served as President of the Rutherford County Stones River Academy of Medicine and holds memberships in the Southern Medical Society, the Southeastern Surgery Society, and is a Fellow in the American College of Surgeons. Dr. Abernathy has a B.S. degree from Middle

Tennessee State University and an M.D. degree from the University of Tennessee. He serves on the Company's Audit Committee, Compensation Committee and is Chairman of the Nominating and Corporate Governance Committee.

Robert G. Adams (CEO, President & Inside Director) has served NHC for 34 years - 18 years as Senior Vice President, 4 years as President and 17 years on the Board of Directors. He has been Chief Executive Officer since November 1, 2004. He has extensive long-term health care experience, including serving NHC as a health care center administrator and Regional Vice President. Mr. Adams has a B.S. degree from Middle Tennessee State University. He is the brother of W. Andrew Adams and brother-in-law of D. Gerald Coggin. His son-in-law, Terry Leeman, is the Operations Resource for NHC and his son-in-law, J. Buckley Winfree, is the Administrator of AdamsPlace in Murfreesboro, Tennessee (a wholly owned subsidiary of NHC/OP, L.P.).

W. Andrew Adams (Affiliated Director) has served NHC as Chairman of the Board since 1994 and has been a director since 1974. Mr. Adams resigned as President and Chief Executive Officer in 2004 but continues as Chairman of the Board, focusing on strategic planning for the Company. Mr. Adams serves as Chairman of the Board and President of National Health Investors, Inc. In addition, he serves on the Board of SunTrust Bank, Nashville. He is the brother of Robert G. Adams and brother-in-law of Ernest G. Burgess and D. Gerald Coggin.

Ernest G. Burgess, III (Affiliated Director) served as NHC's Senior Vice President of Operations for 20 years before retiring in 1994. His Board of Director's position spans sixteen years. He has a M.S. degree from the University of Tennessee and is currently the Mayor of Rutherford County, Tennessee. He is the brother-in-law of W. Andrew Adams. His daughter, Lynn B. Foster, serves as Administrator of NHC HealthCare, Murfreesboro.

Emil E. Hassan (Independent Director) joined the Board in April 2004. In 2004, he retired from the position of Senior Vice President of manufacturing, purchasing, quality and logistics for Nissan North America, Inc. He now serves as Chairman of Auto Services Americas, which handles the great majority of Nissan's vehicle transportation logistics, preparation and delivery requirements and some other auto manufacturer's vehicles. Prior to joining Nissan, he was with Ford Motor Co. for twelve years, where he held various management positions in engineering and manufacturing. Mr. Hassan is the chairman of the Business/Education Partnership of Murfreesboro and Rutherford County. He sits on the board of Middle Tennessee Medical Center and the Tennessee Business Roundtable. He is a member of the Society of Automotive Engineers, the Leadership Rutherford Alumni Association, the Leadership Nashville Alumni Association and the Rutherford County Chamber of Commerce. He is a former board member of the Federal Reserve Bank of Atlanta, Nashville Branch. Mr. Hassan is Chairman of NHC's Compensation Committee and also serves on NHC's Nominating and Corporate Governance Committee and Audit Committee.

Richard F. LaRoche, Jr. (Independent Director) served 27 years with NHC as Secretary and General Counsel and 14 years as Senior Vice President, retiring from these positions in May 2002. He has served as a Board member since 2002. He has a law degree from Vanderbilt University (1970) and an A.B. degree from Dartmouth College (1967). Mr. LaRoche serves as a director of National Health Investors, Inc. and Lodge Manufacturing Company (privately held). Mr. LaRoche serves on NHC's Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Lawrence C. Tucker (Independent Director) has been with Brown Brothers Harriman & Co., private bankers, for 41 years and became a general partner of the firm in January 1979. He served on that firm's steering committee and was responsible for its corporate finance activities, which included management of the 1818 funds, private equity investing partnerships with originally committed capital of approximately $2 billion. The 1818 Fund II is an investor in NHC. Mr. Tucker has been a director since 1998 and is Chairman of NHC's Audit Committee and serves on the Compensation and Nominating and Corporate Governance Committees.

EXECUTIVE OFFICERS OF THE COMPANY

Officers serve at the pleasure of the Board of Directors for a term of one year. The following table gives information about our executive officers (those not serving on the Board):

Name and Address of Directors & Executive Officers	Age	Position
Joanne M. Batey 100 Vine St., Ste. 800, Murfreesboro, TN	63	Senior V.P., Homecare
D. Gerald Coggin 100 Vine St., Ste. 1400, Murfreesboro, TN	56	Senior V.P., Corporate Relations
Donald K. Daniel 100 Vine St., Ste. 1200, Murfreesboro, TN	61	Senior V.P. & Controller, Principal Accounting Officer
Stephen F. Flatt 100 Vine St., Ste. 1400, Murfreesboro, TN	52	Senior V.P., Development
David L. Lassiter 100 Vine St., Ste. 600, Murfreesboro, TN	53	Senior V.P., Corporate Affairs
John K. Lines 100 Vine St., Ste. 1400, Murfreesboro, TN	48	Senior V.P., Secretary & General Counsel
Julia W. Powell 100 Vine St., Ste. 800, Murfreesboro, TN	58	Senior V.P., Patient Services
Charlotte A. Swafford 100 Vine St., Ste. 1100, Murfreesboro, TN	60	Senior V.P. & Treasurer
Michael Ussery 100 Vine St., Ste. 1400, Murfreesboro, TN	49	Senior V.P., Operations

Joanne M. Batey (Senior Vice President, Homecare) has served NHC since 1976. She served as Homecare Coordinator for five years before being named Vice President in 1989. Prior to that she was Director of Communication Disorders

Services for NHC. Ms. Batey received her bachelor's and master's degrees in speech pathology from Purdue University.

D. Gerald Coggin (Senior Vice President, Corporate Relations) has been employed by NHC since 1973. He served as both a health care center administrator and Regional Vice President before being appointed to his present position. He received a B.A. degree from David Lipscomb University and an M.P.H. degree from the University of Tennessee. He is responsible for the Company's rehabilitation, managed care, hospice, legislative activities, investor and public relations. He is the brother-in-law of W. Andrew Adams and Robert G. Adams. His son, Robert Coggin, is Life Safety Coordinator for NHC.

Donald K. Daniel (Senior Vice President & Controller, Principal Accounting Officer) joined the Company in 1977 as Controller and serves as the Principal Accounting Officer. He received a B.A. degree from Harding University and an M.B.A. from the University of Texas.

Stephen F. Flatt (Senior Vice President, Development) joined NHC in June 2005. He served as the President of Lipscomb University from 1997 through June 2005 and prior to that President of Ezell Harding Christian School in Nashville and Vice President of Financial Affairs and Institutional Planning at Lipscomb. Dr. Flatt served on the Board of Directors for the NCAA Division I, as President of the Atlantic Sun Athletic Conference and is a past chair of the Board of Directors of the Tennessee Independent College and Universities Association. He currently is a member of the Board of SunTrust Bank in Nashville and a member of the Board of Directors of the Rutherford County YMCA. Dr. Flatt received his B.A. degree from David Lipscomb College and his M.S. degree and PhD from George Peabody College of Vanderbilt University.

David L. Lassiter (Senior Vice President, Corporate Affairs) joined the Company in 1995. From 1988 to 1995, he was Executive Vice President, Human Resources and Administration for Vendell Healthcare. From 1980-1988, he was in human resources positions with Hospital Corporation of America and HealthTrust Corporation. Mr. Lassiter has a B.S. and an M.B.A. from the University of Tennessee.

John K. Lines (Senior Vice President, Secretary & General Counsel) joined the Company in 2006. He served as General Counsel of Trinsic, Inc. from May 2005 through August 2006. Prior to that Mr. Lines was the Assistant General Counsel of Quest Communications International from April 2003 to May 2005. Prior to April 2003, Mr. Lines acted as General Counsel to several companies including Sorento Networks, Inc., ResortQuest International, Inc. and Insignia Financial Group, Inc. He was also an associate with the law firm of Squire, Sanders and Dempsey. Mr. Lines has a B.S. in both Accounting and Finance from Purdue University and a J.D. from Indiana University-Bloomington.

Julia W. Powell (Senior Vice President, Patient Services) has been with the Company since 1974. She has served as a nurse consultant and director of patient assessment computerized services for NHC. Ms. Powell has a bachelor of science in nursing from the University of Alabama, Birmingham, and a master's of art in sociology with an emphasis in gerontology from Middle Tennessee State University. She co-authored Patient Assessment Computerized in 1980 with Dr. Carl Adams, the Company's founder.

Charlotte A. Swafford (Senior Vice President & Treasurer) has been Treasurer of the Company since 1985. She joined the Company in 1973 and has served as Staff Accountant, Accounting Supervisor and Assistant Treasurer. She has a B.S. degree from Tennessee Technological University.

Michael Ussery (Senior Vice President, Operations) has been with the Company since 1980. During his tenure with NHC he has served as Senior Vice President-Central Region, Regional Vice President, and Administrator in multiple locations. Mr. Ussery also won the top honor of Administrator of the Year in 1989. He was promoted to Senior Vice President, Operations in early January 2005. Mr. Ussery has a B.B.A. from Notre Dame and an M.B.A. from Middle Tennessee State University.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Board of Directors held 11 meetings during 2007. All directors were present at the regularly scheduled meetings of the Board and of committees on which they served, with Mr. Hassan unable to attend a special telephonic meeting on February 23, 2007. The Company strongly urges, but does not require, directors to attend the Annual Meeting of the Shareholders. At the 2007 Annual Meeting all directors were in attendance. Mr. Tucker and Mr. LaRoche were unable to attend the October 25, 2007 Special Meeting of the Shareholders. The American Stock Exchange ("AMEX") listing rules require that a majority of the Board be comprised of independent directors. The Board has identified Dr. Abernathy, Mr. Hassan, Mr. LaRoche and Mr. Tucker as independent directors. Except for Mr. LaRoche, the independent directors have no relationships with the Company. Prior to May 22, 2002 Mr. LaRoche was an executive officer of the Company; however, since May 22, 2002, Mr. LaRoche has received no compensation from the Company for any services other than that as a director for all time periods after May 22, 2002. The Board of Directors has determined that with the passage of time Mr. LaRoche is independent.

The Board has formed and chartered three subcommittees, the charters being published on NHC's website at www.nhccare.com. Each committee is comprised of four independent directors, and each committee is submitting a report in this Proxy Statement. Each committee adopted its respective charter, which provides that each committee elects a chairman. These committee meetings serve as the vehicle for regularly scheduled executive sessions of the non-management directors. The committee chairman serves as the presiding officer at committee meetings.

The Audit Committee has adopted procedures to receive and address complaints regarding accounting, internal control, and auditing issues. The full Board has adopted the NHC Code of Conduct and the NHC Valuesline, which are described on the Company's website and in this Proxy Statement under the heading "Shareholder Communications."

Finally, we note that the Board has found that Audit Committee member and Chairman Lawrence C. Tucker meets the SEC definition of "audit committee financial expert," and meets the AMEX definition of an independent director.

BOARD OF DIRECTORS COMMITTEE REPORTS

Report of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include providing assistance to the Board of Directors in identifying and recommending candidates qualified to serve as directors of the Company, to review the composition of the Board of Directors, to develop, review and recommend governance policies and principles for the Company and to review periodically the performance of the Board of Directors. The process followed by the Committee is to identify qualified individuals for Board membership and recommend them to the full Board for consideration. This includes all potential candidates, whether initially recommended from management, other Board members or shareholders of the Company. Nominations by shareholders should be sent to National HealthCare Corporation, 100 Vine Street, Suite 1400, Murfreesboro, Tennessee 37130, Attn: Nominating and Corporate Governance Committee. Any such nominations by shareholders shall include the candidate's name, together with appropriate biographical information of the candidate and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of the Company's Common Stock or Preferred Stock for at least one year as of the date the recommendation is made. If the appropriate biographical information is provided on a timely basis, the Committee will evaluate shareholder recommended candidates by following substantially the same process, and applying the same criteria, as it follows for candidates submitted by others.

In determining whether to recommend a candidate for the Board's consideration, the Committee looks at various criteria including experience, an understanding of the health care industry, finance and accounting. The principal qualification of a director is the ability to act successfully on the shareholders' behalf. The Committee then evaluates each nominee and does an internal rank ordering. Existing Board members are automatically considered by the Committee for reelection. The Company believes that the collective experience and qualifications of the directors should provide a variety of understanding and abilities that will allow the Board to fulfill its responsibilities. The Company has not paid a fee to any third party to identify, evaluate or assist in identifying or evaluating potential nominees.

The Nominating and Corporate Governance Committee held two meetings in 2007, with the meeting on November 7, 2007 resulting in the nominations of W. Andrew Adams, Ernest G. Burgess III and Emil E. Hassan for reelection to the Board.

Submitted by the National HealthCare Corporation Nominating and Corporate Governance Committee.

J. Paul Abernathy, Chairman
Emil E. Hassan
Richard F. LaRoche, Jr.
Lawrence C. Tucker

Report of the Audit Committee

The Audit Committee met four times in 2007 and has filed the following report. The Audit Committee engaged BDO Seidman LLP ("BDO") for the quarterly 2007 reviews and the December 31, 2007 audit. Representatives of BDO will attend the meeting, have an opportunity to make a statement if they desire, and be available to answer appropriate questions from the shareholders.

During 2007, the Audit Committee reviewed the Company's financial reporting process on behalf of the Board of Directors and shareholders. Management has the primary responsibility for the preparation of financial statements in the reporting process. The Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of NHC's financial statements with generally accepted accounting principles, as well as attesting to the effectiveness of NHC's §404 Review.

In this context, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements, which are included in the materials accompanying this Proxy Statement. It also meets quarterly in executive session with the Company's §404 compliance officer and BDO. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees) and as required by SEC and AMEX rules. In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Company and its management. Aggregate fees billed for the following categories of services are as follows:

[illegible]	2006	2007
Audit Fees [1]	$548,390	$807,900
Audit Related Fees (assurance and related services to the audit)	-0-	-0-
Tax Fees (tax compliance, tax advice and tax planning)	-0-	-0-
All Other Fees	[illegible]	[illegible]

[1] Fees for services related to (i) the audit of the Company's consolidated financial statements and internal control over financial reporting, (ii) quarterly reviews of the Company's unaudited interim financial statements, (iii) the filing of the Company's registration statement on Form S-4 and (iv) SEC comment letters received by the Company in 2007.

The Audit Committee's Pre-Approval Procedure requires the full Audit Committee to pre-approve any transaction with the independent registered public accounting firm, which pre-approval was obtained in all applicable cases.

In reliance on the reviews and discussions referred to above and the Restated Audit Committee Charter and legal requirements applicable for 2007, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements and Section 404 attestation report be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission and distribution to our shareholders.

The members of the Audit Committee are listed below. Each has been determined to be independent and the Chairman to be financially literate pursuant to American Stock Exchange Rule 121(A). The Board has also found that Audit Committee member and Chairman Lawrence C. Tucker meets the SEC definition of "Audit Committee Financial Expert."

Submitted by the National HealthCare Corporation Audit Committee.

Lawrence C. Tucker, Chairman
J. Paul Abernathy, M.D.
Emil E. Hassan
Richard F. LaRoche, Jr.

Report of the Compensation Committee

The Compensation Committee, which met two times in 2007, sets the compensation principles for the Company and reviews and establishes the principles for individual compensation levels for the executive officers.

The Chief Executive Officer's compensation is based on his performance in light of the corporate goals and objectives approved by the Committee. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Committee considers the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the Chief Executive Officer in past years. The Committee meets with the Chief Executive Officer of the Company to discuss the annual evaluation of the Chief Executive Officer's performance. Robert G. Adams has been the Chief Executive Officer since November 1, 2004.

The Committee has reviewed the Compensation Discussion & Analysis ("CD&A") with management and based on that review has recommended to the Board that the CD&A be included in this Proxy Statement and incorporated by reference into NHC's Form 10-K. We have carefully considered these compensation programs, always taking into account shareholders' concerns and feel that our programs and the compensation which they produce for not only our executive officers but also partners in all areas of the Company and its subsidiaries are vital to our continuing efforts to obtain and retain our people and improve our competitive position.

Submitted by the National HealthCare Corporation Compensation Committee.

Emil E. Hassan, Chairman
J. Paul Abernathy
Richard F. LaRoche, Jr.
Lawrence C. Tucker

COMPENSATION DISCUSSION & ANALYSIS

We believe that our partners (as we call our employees) are the single most important element in our success. We design our compensation program to be as similar as possible for all partners, irrespective of location, title or responsibilities. For example, we attempt to mirror the compensation plan for our partners who deliver "hands on" care with the compensation of their facility based supervisors, regional office supervisors and home office supervisors, including the executive officers of the Company. The following overview will discuss each element of compensation both as it relates to our employees generally and specifically to our five named executive officers ("Named Executive Officers").

Historically we have designed and continually implement a compensation program for all partners with the objective of providing every partner the opportunity to obtain total compensation equal to or higher than individuals in comparable markets or companies providing quality services in long term health care.

Over time our compensation plan has created elements of compensation in three broad areas: first, current cash compensation; second, equity related compensation to allow partners to participate in the growth and performance of the Company; and third, post employment compensation. Fringe benefits, while not a significant element of our compensation program, are also discussed.

Cash Compensation

1. Base Salary. Our partners, including executive officers, are paid a salary which, in keeping with our overriding objective of performance based compensation, is generally less than the salaries of employees at comparable companies, like HCR/Manorcare, Sun Health and Kindred Health, which are similar companies in the long term health care industry. As the opportunity a partner has to impact the Company's overall profitability and quality goals increases, the percentage of their income derived from base salary should decrease. In general, we have no employment agreements with our partners, including the Named Executive Officers, other than our center administrators and directors of nursing, whose contracts are of one year duration. Based on public documents, we believe that base salaries for our Named Executive Officers are below salaries for comparable executive officers at "peer" companies, but our Named Executive Officers are afforded a greater opportunity for performance compensation.

2. Bonus Compensation. Our partners, from the hourly workers in the health care centers to the Named Executive Officers, have the opportunity to participate in cash incentive compensation plans. All of our officers, both Named Executive Officers and other executives, have allocated among themselves the responsibility for predetermined annual Company financial and quality objectives and can earn performance bonuses from the Pool described below. In addition, certain executive officers, including Named Executive Officers, have the opportunity to earn performance bonuses in amounts predetermined in specific individual plans and payable upon obtaining the goals and objectives of that plan.

   These bonuses are typically funded from our "NHC Executive Officer Performance Based Compensation Plan" (the "Plan"), which has been in operation in one form or another since 1977. The current plan was established and approved by our shareholders at the 2007 Annual Shareholders Meeting. This Plan requires that we achieve a significant annual return for our shareholders prior to any material performance compensation awards. At the commencement of each calendar year the Board approves a pre-tax earnings goal. A $3,000,000 base bonus is available for award even if the performance goals are not met. If the pretax earnings goal is met, a Performance Incentive Bonus Pool (the "Pool") is calculated with a second component calculated as follows:

   - Shareholders must first receive a 15% return on beginning equity after including the expense of the $3 million based award; and
   - Then an incentive bonus is allowed equal to 30% of the amount in excess of the 15% return on beginning equity.

   The Plan is available for performance compensation to our Named Executive Officers, as well as others. Since the Plan was approved by the shareholders, we are able to fully deduct for tax purposes compensation paid under the Plan. At the conclusion of each fiscal year and after consultation with the CEO, the Board allocates (in accordance with the terms of the Plan) the Pool among the Named Executive Officers and, in consultation with management, among other participants.

In making its allocation of the Pool, our Board's Compensation Committee initially reviews our CEO's salary and allocates a portion of the bonus to him based on his performance in light of the attainment of the corporate goals and objectives formulated for that fiscal year. The goals and objectives are communicated to the executive officers early in the year. In addition and as part of the Committee's analysis, the Committee studies the compensation paid in comparable companies for comparable positions. Finally, the Committee considers any stock awards or other compensation paid to our executive officers for that fiscal year.

Equity Based Compensation

Our equity based compensation program has two main components. First, for every year since we have been a public company (1983) we have maintained a Partner Stock Purchase Plan (the "PSPP"). Pursuant to the PSPP, every partner in the Company may contribute, by payroll deduction, up to $25,000 per year which is then used at the end of the year to purchase from the Company shares of common stock at a price equal to the lesser of the closing price on the first trading day of the fiscal year or the closing price on the last trading day of the fiscal year. Tax regulations prohibit us from allowing participation in the PSPP by any partner who is a 5% or greater shareholder. The purpose of the PSPP is to encourage our partners to acquire equity ownership in the Company by allowing them to purchase our equity at an advantageous price. Of our five Named Executive Officers, Robert G. Adams, Donald K. Daniel and D. Gerald Coggin participated in the PSPP this year.

The second component of our equity compensation is based upon traditional stock option grants. We have maintained shareholder approved stock option plans since 1983. The most recent plans were adopted in 2004 and 2005. Although these plans authorize the Board and its Compensation Committee to issue various types of derivative equity, including stock appreciation rights and restricted stock, only traditional stock option grants have been issued. Every stock option we have issued has been with an exercise price set at the trading price of our stock on the American Stock Exchange on the stock option's grant date. The objective of our stock option policy is both to reward participating partners for their efforts by sharing in the Company's stock value increase and, second, to induce partners to remain with us. We accomplish the latter by granting five year stock options. Additionally, from time to time the Board has approved the use of part of the bonus allowed under the NHC Executive Officer Performance Based Compensation Plan to be paid as a special cash bonus to participating partners to assist them in exercising the stock options. In the last five years, stock option grants have been made to a group of Board identified "Key Employees" which includes executive officers, department heads, regional staff and certain home office partners, generally 30 to 40 partners in total. Robert G. Adams, D. Gerald Coggin, Donald K. Daniel, Charlotte A. Swafford and R. Michael Ussery, our Named Executive Officers, received $1,355,353, $451,952, $451,952, $451,952 and $346,253, respectively, to assist in exercising options. These amounts are subject to forfeiture by each Named Executive Officer if any such officer leaves the Company prior to March 2009.

Stock options to executive officers are generally granted every three to four years. Stock options were last granted to executive officers in 2004, except for two recently hired executives who were granted stock options in February 2007. The grant of stock options is recommended to the Compensation Committee by the executive officers. Historically there have been some stock option grants which were not exercised because they were never "in the money." The Company has never repriced stock options. We have never had written policies for the issuance of stock options but historically the Committee has utilized management's recommendations, along with a review of the group of individuals recommended in approving the stock option grants. Also, the Committee, upon approval of the grants, has normally authorized management to grant the stock options at their discretion. The Company has never relied upon either the release of material information or the non-release of material information when issuing the grants.

Retirement and Post Employment Compensation

In keeping with our focus on performance compensation we also believe in the personal responsibility of the partners to plan for their retirement. To this end we have long sponsored a qualified defined contribution plan (the "401(k) Plan"), which is available to all partners, including our Named Executive Officers and provided by a third party. Qualified plans such as the 401(k) Plan carry with them a limit on the amount of compensation that "highly compensated" employees can defer. All of our key employees are considered highly compensated and thus are greatly curtailed in their ability to contribute to the 401(k) Plan. Accordingly, the Company offers its highly compensated employees the opportunity to participate in a non-qualified Key Employee Deferred Compensation Plan (the "Key Employee Plan") provided by a third party. Both plans offer participants a menu of investment choices. In the 401(k) Plan, the Company matches the partner's contributions to the plan in an amount equal to 50% of the partner's contribution up to 2.5% of the their total quarterly compensation. The 401(k) Plan has an option of investing in our Common and Preferred Stock, but the matching contribution is made irrespective of the investment choices by the partner.

In the Key Employee Plan, the Company will match 15% of a partner's contribution to the plan only to the extent the partner's contribution is invested in our stock. All Company contributions are vested when the participant has been in the plan for eight years. Two of the Company's Named Executive Officers, Mr. Daniel and Mr. Ussery, made contributions to the third party provided Key Employee Plan in 2007, with the amounts of the Company contribution being disclosed in the Summary Compensation Table and their individual deferrals detailed in the narrative. All of the Named Executive Officers are now 100% vested in the Company match. The Key Employee Plan is not provided by the Company; it is provided by National Health Corporation. We reimburse National Health Corporation actual expenses incurred by it, plus a fee of one percent for other administrative services.

Fringe Benefits

The following fringe benefits are available to all of our managerial partners, including the Named Executive Officers:

- Cars are provided to those officers or partners whose job requirements dictate travel in excess of 20,000 miles per year. None of our Named Executive Officers have such cars.

- Normal and customary business expenses incurred in the performance of the Company's duties are reimbursed based upon written guidelines.

- We lease a stadium box (seats 18) at L.P. Field in Nashville, Tennessee, home of the NFL's Tennessee Titans. This box is allocated on a game by game basis to NHC's various regions but one Named Executive Officer is generally expected to be in the box as a host for each game. Most of our Named Executive Officers personally purchase their own tickets to the games.

- All full time partners, whether hourly or salaried, are covered with Company sponsored health insurance and must individually pay a portion of the premium for the plan in which they enroll. In addition, all benefit eligible employees are provided with a life insurance component, the premium of which is paid for all employees by the Company.

2007 SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2]	Option Awards ($) [3]	Non-Equity Incentive Plan Compensation ($) [4]	Change in Pension Value & Nonqualified Def. Comp. Earnings ($)	All Other Compensation ($) [5]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert G. Adams	2007	132,144	1,000,000	0	197,135	0	0	52	1,329,331
President & CEO [6]	2006	145,385	950,000	0	206,501	0	0	52	1,301,938
D. Gerald Coggin,	2007	114,904	0	0	48,358	451,952	0	1,252	616,466
SVP Corp. Relations	2006	111,356	10,000	0	54,906	392,590	0	1,452	570,304
Donald K. Daniel	2007	124,808	725,000	0	52,796	0	0	21,374	923,978
SVP & Controller,	2006	124,231	600,000	0	57,730	0	0	19,047	801,008
Prin. Acct. Officer									
Charlotte A. Swafford	2007	124,808	751,000	0	48,116	0	0	52	923,976
SVP & Treasurer	2006	124,231	600,000	0	54,746	0	0	52	779,029
Michael Ussery	2007	113,164	20,000	0	38,492	469,515	0	14,069	655,180
SVP: Operations	2006	111,949	20,000	0	42,082	436,785	0	14,099	624,915

(1) The NHC Executive Officer Performance Based Compensation Plan is designed to reward executive officers and other key employees of the Company. If the Company meets certain performance targets, the plan creates a minimum $3 million pool which can be increased by 30% of any pre-tax income of the Company above a 15% return to shareholders on beginning equity. The Compensation Committee recommends and the Board approves an initial allocation of the amounts earned subject to a final allocation made by the Compensation Committee and ratified by the full Board at the end of the fiscal year. At the end of 2007 the Compensation Committee allocated $1,000,000 of this pool to the Chief Executive Officer and lesser amounts (as identified in the Summary Compensation Table) to the other four Named Executive Officers. Mr. Robert Adams' bonus is larger than the other Named Executive Officers as he has a greater ability to affect corporate performance and thus a great deal of his pay is "at risk." The allocations for Mr. Coggin and Mr. Ussery were based on their success in reaching the Company's 2007 goals for which they were responsible. Mr. Adams, Mr. Daniel and Ms. Swafford, due to their positions, were not held responsible for the performance of specific goals, thus their allocation of the NHC Executive Officer Performance Based Compensation Plan is strictly as determined by the Compensation Committee and ratified by the Board. In determining the amount to reward Mr. Adams, Mr. Daniel and Ms. Swafford, the Compensation Committee took into account the total compensation earned by the CEO, Controller and Treasurer at other publicly traded long-term care health care companies, namely HCR/Manorcare, Sun Health and Kindred Health. Finally, the Compensation Committee calculated the gain to all Named Executive Officers on the stock option awards granted in 2004 which will not vest until 2009. Based on this analysis, the bonus compensation for Mr. Adams, Mr. Daniel and Mrs. Swafford was allocated as set forth above.

(2) No stock awards were made to Named Executive Officers or key employees during 2007.

(3) None of the Named Executive Officers were granted stock options in 2007; however, current outstanding options that were granted in March 2004 have been computed in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") in this column.

(4) Mr. Coggin and Mr. Ussery have individual performance plans based on quality, financial and growth goals of the Company.

(5) The amounts listed in the All Other Compensation column are comprised of the Company match to the Named Executive Officers' 401(k) Plan, Key Employee Deferred Compensation Plan and group term life insurance benefit ($51.96 each). Mr. Adams and Ms. Swafford did not participate in either the 401(k) Plan or the deferred compensation plan. Mr. Coggin received a $1,200 match to his 401(k) Plan and $0 to the deferred compensation plan account. Mr. Daniel received a match of $2,812.50 to his 401(k) Plan account and $18,510 to the deferred compensation plan. Mr. Ussery received a match of $855 to the 401(k) Plan and $13,162.50 to the deferred compensation plan.

(6) Robert G. Adams is also a director of NHC but receives no compensation as a director.

During 2007, Mr. Adams and Mrs. Swafford did not defer any compensation under both the non-qualified deferred compensation plan and the Company's 401(k) Plan. Mr. Coggin did not defer any compensation under the non-qualified deferred compensation plan but did make contributions under the Company's 401(k) Plan in the amount of $10,400. Mr. Daniel deferred $123,400 under the non-qualified deferred compensation plan and $12,150 under the 401(k) Plan. Mr. Ussery deferred $87,750 under the non-qualified deferred compensation plan and $8,055 under the 401(k) Plan.

In the column entitled "All Other Compensation" no amounts are shown for any of the executive officers for the use of the Company's NFL box at L.P. Field in Nashville since most of our executive officers have personally purchased their own seats.

For additional details on the Key Employee Plan, please see the details in the table so identified.

GRANTS OF PLAN-BASED AWARDS
(None in 2007)

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Under-lying Unexer-cised Options (#) Exercis-able	Number of Securities Under-lying Unexer-cised Options (#) Unexer-cisable	Equity Incentive Plan Awards: Number of Securities Under-lying Unexer-cised Unearned Options (#)	Option Exer-cise Price ($)	Option Expir-ation Date [1]	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units Or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert G. Adams President & CEO	0	140,879	0	$20.90	3/23/09	0	0	0	0
[redacted]									
Donald K. Daniel, SVP & Controller, Prin. Accounting Officer	0	28,187	0	$20.90	3/23/09	0	0	0	0
[redacted]									
Michael Ussery, SVP-Operations	0	22,550	0	$20.90	3/23/09	0	0	0	0

(1) These stock options vest on February 22, 2009.

No equity awards were issued in 2007. The current outstanding grants to executive officers and other key employees of the Company were stock options issued on March 24, 2004, and in the case of two recently hired executive officers, February 16, 2007, which all vest March 23, 2009.

2007 OPTION EXERCISED AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Robert G. Adams, President & CEO	29,300	816,298	0	0
D. Gerald Coggin, Sr. V.P., Corp. Relations	10,813	301,250	0	0
Donald K. Daniel, Sr. V.P. & Controller	10,813	301,250	0	0
Charlotte A. Swafford, Sr. V.P. & Treasurer	10,813	301,250	0	0
Michael Ussery, Sr. V.P., Operations	8,650	240,989	0	0

2007 PENSION BENEFITS

The Company does not offer any pension benefit plans; thus this table is not utilized.

2007 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contri-butions in Last FY ($)	Registrant Contri-butions in Last FY ($)	Aggregate Earnings in Last FY [(1)] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[(1)] ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert G. Adams President & CEO	0	0	-	0	-
D. Gerald Coggin SVP, Corp. Relations	0	0	-	0	-
Donald K. Daniel SVP & Controller	123,400	18,510	-	0	-
Charlotte A. Swafford, SVP & Treasurer	0	0	-	0	-
Michael Ussery Sr. V.P., Operations	87,750	13,163	-	0	-

(1) The Key Employee Plan is not provided by the Company and as such the Company has no responsibility for Aggregate Earnings or the Aggregate Balance. While the Company funds and expenses the contributions to the Plan, the Company is not obligated to pay the executive the Aggregate Balance of the nonqualified deferred compensation account and the Aggregate Balance is not a claim on the Company's assets. Therefore, no amounts are reported under these columns. See the second paragraph under "Retirement and Post Employment Compensation" of the CD&A, starting on page 17.

The Company's only non-qualified deferred compensation plan has been previously described under "Key Employee Non-Qualified Deferred Compensation Plan." The above table indicates that only two of the five Named Executive Officers contributed to the plan during 2007, although all five have participated in one or more years. The amounts set forth in column (c) in the 2007 Nonqualified Deferred Compensation Table above are included in the Summary Compensation Table in column (i).

DIRECTOR COMPENSATION

Our principles of directors' compensation are aligned with the overall goals and objectives of overall partner compensation. That is, the directors (as the policy makers for the Company) should be compensated primarily by the financial and quality performance of the Company and only secondarily by cash compensation. Accordingly, director compensation is divided into two components:

A. Cash Compensation

Directors receive cash compensation based on meetings actually attended in person. The current compensation is $3,000 per regularly scheduled meeting attended and is an amount which was recommended to the Board by the Chief Executive Officer but which may be set at the Board's discretion. Since 2002, the Company has also chartered and created three Board committees: the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee. Beginning in 2008, the Chairman of the Audit Committee will receive an additional fee of $8,000 per year and the Chairmen of the Compensation and Nominating and Corporate Governance Committees will each receive an additional fee of $4,000 per year. No additional payments are made to either committee members or the chairman of these committees; it being the Board's usual practice to meet as a group for all committee meetings and then adjourn into the full Board meeting.

B. Equity Awards

Under a Board of Directors Stock Option Plan approved by the Company's shareholders, directors receive a five year stock option granted and issued on the day of the Annual Meeting of the Shareholders each year with an exercise price set at the closing price of NHC's Common Stock on that day. Such options expire at the end of five years and vest immediately upon grant. The Board has not historically focused on compensation of comparable companies because it has been able to attract and retain independent Board members at the current compensation level. However, the Board annually reviews its total compensation package in light of compensation paid to directors of comparable health care companies and has found its compensation comparable with similar companies.

2007 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)[2]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
J. Paul Abernathy, M.D.	15,000	0	145,050	0	0	100,000	260,050
Robert G. Adams	0	0	0	0	0	0	0
W. Andrew Adams	15,000	0	145,050	0	0	100,000	260,050
Ernest G. Burgess III	15,000	0	145,050	0	0	100,000	260,050
Emil E. Hassan	15,000	0	145,050	0	0	100,000	260,050
Richard F. LaRoche, Jr.	15,000	0	145,050	0	0	100,000	260,050
Lawrence C. Tucker	15,000	0	145,050	0	0	100,000	260,050

[1] Stock Option shares unexercised and outstanding include the following: 15,000 shares for Dr. Abernathy, 335,000 shares for Mr. W. Andrew Adams, 140,179 shares for Mr. R. G. Adams, 56,000 shares for Mr. Burgess, 56,000 shares for Mr. Hassan, 73,000 shares for Mr. LaRoche, and 60,000 shares for Mr. Tucker, of which all may be acquired upon the exercise of stock options granted under the Company's 2002 Stock Option Plan, 2004 Stock Plan or 2005 Stock Plan.
[2] Outside directors were each awarded a $100,000 bonus for their service in connection with the NHR merger.

From time to time the Board may form independent committees. These committees are empowered to retain outside advisors and pay themselves additional compensation for their work. Mr. Robert G. Adams, as CEO of the Company, receives no compensation for service on the Board of Directors. Directors W. Andrew Adams, Abernathy, Burgess, Hassan, LaRoche and Tucker each attended four regular Board meetings in 2007, receiving $3,000 per meeting and also attended four special meetings regarding the shareholders' rights plan, for which they each received a total of $3,000.

The Company's directors do not participate in any other compensation plans or programs of the Company.

Pursuant to the Company's shareholder approved Director's Stock Option Plan, directors who are not executive officers annually receive an option to purchase 15,000 shares of the Company's common stock at its closing price on the date of the Annual Meeting of the Shareholders each fiscal year. Pursuant to SFAS 123(R) the 15,000 shares that were granted on April 24, 2007 had a grant date fair value of $9.67 per share. The option exercise price for these shares, however, is $52.50 per share. On December 27, 2007, Mr. LaRoche exercised the 2,000 shares that were granted to him on April 24, 2007.

Compensation Committee Interlocks and Insider Participation

Mr. LaRoche was formerly an executive officer of NHC; however, he has received no compensation from the Company (other than director's fees) since May 2002. There are no other relationships to disclose regarding any other member of the Compensation Committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934 as amended requires officers, directors, and persons who own more than 10% of the Company's equity securities to file statements of changes in beneficial ownership (Forms 4 or 5) with the Securities and Exchange Commission (the "SEC") and the American Stock Exchange. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all such forms they file, and must make such filings with the SEC within 2 days of any applicable transaction. The Company reminds all of the officers and directors of this requirement monthly.

To the Company's knowledge and based on the review of the copies of such forms received by it and monthly statements provided by officers and directors, the Company believes that during 2007 all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were filed timely.

SECURITIES OWNED BY DIRECTORS & OFFICERS

The following table presents the security ownership of management, showing the ownership of directors, Named Executive Officers and directors and Named Executive Officers as a group:

Name of Beneficial Owner	Amount & Nature of Common Stock Beneficial Ownership[(1)(2)]	Percent of Class	Amount & Nature of Preferred Stock Beneficial Ownership	Percent of Class
J. Paul Abernathy, M.D., Director	25,475	*	12,388	*
Robert G. Adams, Director & CEO & President	495,811	3.9%	436,308	4.0%
W. Andrew Adams, Director	1,428,264	11.8%	1,274,081	11.8%
Ernest G. Burgess III, Director	206,204	1.6%	147,560	1.4%
Emil E. Hassan, Director	66,000	*	17,000	*
Richard F. LaRoche, Jr., Director	413,986	3.3%	378,064	3.5%
Lawrence C. Tucker, Director	115,000	*	-	-
D. Gerald Coggin, Sr. V.P., Corporate Relations	355,795	2.8%	273,181	2.5%
Donald K. Daniel, Sr. V.P. & Controller, Principal Accounting Officer	214,927	1.7%	140,073	1.3%
Charlotte A. Swafford, Sr. V.P. & Treasurer	189,123	1.5%	152,978	1.4%
Michael Ussery, Sr. V.P., Operations	76,054	*	27,257	*
Directors & Named Executive Officers as a group	3,586,639	28.2%	2,858,890	26.4%

* Less than 1%

(1) Assumes exercise of stock options outstanding. See "Option Plans." Included in the amounts above are 15,000 shares to Dr. Abernathy, 335,000 shares to Mr. W. A. Adams, 140,879 shares to Mr. R. G. Adams, 56,000 shares to Mr. Burgess, 56,000 shares to Mr. Hassan, 73,000 shares to Mr. LaRoche, 60,000 shares to Mr. Tucker, 28,187 shares to Mr. Coggin, 28,187 shares to Mr. Daniel, 28,187 shares to Ms. Swafford, and 22,550 shares to Mr. Ussery, of which all may be acquired upon the exercise of stock options granted under the Company's 2002, 2004 and 2005 Stock Plans.

(2) None of the shares owned by members of management have been pledged as security for any obligation except as follows: 65,767 shares by Ernest G. Burgess III, 116,141 shares by D. Gerald Coggin, 29,000 shares by Charlotte A. Swafford and 6,519 shares by Michael Ussery.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Persons

NHC employs two persons who are immediate family members of directors and/or executive officers as described in this Proxy Statement under the caption "Directors & Executive Officers of Registrant" and who receive in excess of $120,000 in salary and benefits. J. Buckley Winfree and Lynn B. Foster are administrators of nursing homes that are affiliated or managed by NHC and are compensated in accordance with the same standards that are applied to administrators at NHC owned, managed or leased nursing facilities.

National Health Investors, Inc.

In 1991, NHC formed NHI as a wholly-owned subsidiary. The Company then transferred to NHI certain healthcare facilities owned by us and distributed the shares of NHI to NHC's shareholders. The distribution had the effect of separating NHC and NHI into two independent public companies. Mr. W. Andrew Adams is President and Chairman of the Board of NHI as well as Chairman of the Board of NHC. At December 31, 2007, NHC owned 1,630,642shares (5.9%) of NHI's outstanding common stock.

On October 17, 1991, concurrent with NHC's conveyance of real property to NHI, the Company leased from NHI the real property of 40 long-term healthcare centers and three retirements centers. On December 27, 2005, under an agreement to the master lease, NHC exercised its option to extend the existing master lease on 41 properties for the second renewal term. The 41 properties include four Florida properties that are leased to and operated by others, but for which NHC continues to guarantee the lease payments to NHI under the master lease. The 15-year lease extension began January 1, 2007 and includes three additional five-year renewal options, each at fair market value. Under the terms of the lease, base rent for 2007 totaled $33,700,000 with rent thereafter escalating by 4% of the increase in facility revenue over a 2007 base year.

National Health Corporation

National Health Corporation ("National"), which is wholly-owned by the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP"), was formed in 1986 and served as NHC's administrative general partner when it operated as a master limited partnership through December 31, 1997. NHC manages five centers for National under a management contract that has been extended until January 20, 2018.

In conjunction with NHC's management contract, the Company has entered into a line of credit arrangement whereby amounts may be due to or from National from time to time. The maximum loan commitment under the line of credit is $2,000,000. The interest rate on the line of credit is prime plus one percent and the final maturity is

January 20, 2018. During 1991, NHC borrowed $10,000,000 from National. The term note payable required quarterly interest payments at 8.5% until December 31, 2007 and at the prime rate plus two percent thereafter. This note was renewed on January 1, 2008, with the entire principal due at maturity in 2018.

National provides payroll services to NHC, provides employee fringe benefits, and maintains certain liability insurance. We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs. At December 31, 2007 National owned 1,238,924 shares (or approximately 9.7%) of NHC's outstanding common stock and 1,217,417 shares (or approximately 11.7%) of the outstanding preferred stock. Please refer to Note 4 of the 2007 Form 10-K for more detail regarding NHC's relationship with National.

Merger with NHR

On October 31, 2007, the Company closed the merger with National Health Realty, Inc. ("NHR"). In that transaction, each shareholder of NHR received one share of NHC Series A Convertible Preferred Stock and $9.00 in cash in exchange for each share owned of the common stock of NHR. Directors Dr. J. Paul Abernathy, Robert G. Adams, W. Andrew Adams, Ernest G. Burgess, Emil E. Hassan, Richard F. LaRoche, Jr., and executive officers Joanne M. Batey, D. Gerald Coggin, Donald K. Daniel, David L. Lassiter, Julia W. Powell, Charlotte A. Swafford and R. Michael Ussery were all shareholders of NHR and participated in that exchange.

Policies and Procedures for Related Party Persons Review

The Audit Committee of our Board of Directors reviews and evaluates any transaction, arrangement or relationship in which NHC and any of its subsidiaries is a participant and the amount involved exceeds $120,000 in which an executive officer, director, director nominee or 5% stockholder (or their immediate family members) (each of whom we refer to as a "related party") has a direct or indirect material interest.

A related party transaction reviewed under the policy will be considered ratified if it is approved by the Audit Committee (the "Committee") after full disclosure of the related party's interest in the transaction. As appropriate for the circumstances, the Committee will review and consider:

- the related party's interest in the related party transaction;
- the approximate dollar value of the amount involved in the related party transaction;
- whether the transaction was undertaken in the ordinary course of the Company's business;
- whether the terms of the transaction are proposed to be, or were, entered into on terms no less favorable to the Company than terms that could have been, or have been, reached with an unrelated third party;

- the purpose of, and the potential benefits to us of, the transaction;
- whether any alternatives were considered that would not have involved a transaction with a related party; and
- any other information regarding the related party transaction or the related party in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Committee may approve or ratify the transaction only if the Committee determines that, under all of the circumstances, the transaction is in the Company's best interest. The Committee may impose any conditions on the Company in connection with the related party transaction that it deems appropriate.

SHAREHOLDER COMMUNICATIONS

The Board of Directors has adopted the "NHC Valuesline" program in order to enable employees and shareholders to communicate (on a non-identifiable basis if so desired) with the NHC Compliance Officer, NHC executive officers, and the NHC Board. The Valuesline toll free number is 800-526-4064 and is answered by an independent contractor who transmits the communication to the Compliance Officer and establishes a date by which the caller can obtain a response to the communication, if so requested. The Compliance Officer will forward any inquiries to or about executive officers or directors to the Corporate Secretary, who will coordinate any necessary communication and response. All shareholder communications concerning officers, directors, or corporate board questions are relayed to the Board of Directors. The Compliance Officer meets at least annually with the Board in Executive Session.

SHAREHOLDER PROPOSALS

Proposals from shareholders intended for inclusion in the Proxy Statement and form of proxy for the 2009 Annual Meeting of Shareholders must be received by the Company on or before November 25, 2008. Proposals submitted after November 25, 2008 will be considered untimely for the 2009 Annual Meeting of Shareholders pursuant to SEC Rule 14a-8(e). Your submission of any proposal will be reviewed in accordance with the procedures found in SEC Regulation 14a-8, which we will supply upon request.

EXPENSES OF SOLICITATION

The total cost of this solicitation will be borne by the Company. The Company utilizes the services of Broadridge Financial Solutions to disseminate its proxy materials. In addition to use of the mail, proxies may be solicited by directors and officers of the Company personally and by telephone, telegraph, or facsimile transmission.

WEBSITE INFORMATION

The NHC website (www.nhccare.com) contains information on the Company, including all public filings (10-Qs, 10-Ks, Statements of Beneficial Ownership, 8-Ks and the like). We also maintain the following documents on the website, all of which we hereby incorporate herein by reference as though copied verbatim:

- The Restated Audit Committee Charter,
- The Compensation Committee Charter,
- The Nominating and Corporate Governance Committee Charter,
- Valuesline information, and
- The NHC Code of Ethics.

The Code of Ethics has been adopted for all employees, officers and directors of the Company. If there are any amendments or waivers to the Code of Ethics, it will be published on the website. To date there have been none.

Copies of any of these documents will be furnished, free of charge, to any interested investor upon receipt of a written request. All of our press releases for the last two years can be accessed on the press release page and there are also listings of the various services that the Company provides, a listing of the facilities and their locations, information on long-term care insurance, job opportunities and a link to the American Stock Exchange to access current trades of NHC stock. The website is updated regularly for any SEC filings and press releases.

OTHER MATTERS

The Board of Directors knows of no other business to be presented at the Meeting, but if other matters do properly come before the Meeting, the persons named in the proxy will vote on such matters in accordance with their best judgment.

s/John K. Lines
John K. Lines, Secretary, SVP & General Counsel

March 31, 2008
Murfreesboro, Tennessee

Exhibit A

AMENDED NHC EXECUTIVE OFFICER PERFORMANCE BASED COMPENSATION PLAN

BE IT RESOLVED that the Board of Directors of National HealthCare Corporation does hereby adopt and recommend ratification by the shareholders of the Company the following "Amended NHC Executive Officer Performance Based Compensation Plan" (the "Plan"):

1. **Performance Incentive Bonus Pool (the "Pool").** The annual Pool shall be calculated as follows: At the commencement of each calendar year the Board shall approve a pretax earnings goal. If the pretax earnings goal is met for the year, the Pool shall be formed of two components: first, a base award equal to $4 million and, second, a bonus award calculated as follows:

   * Shareholders must first receive a required return equal to 15% of beginning common equity plus an estimate of the amount of pretax earnings necessary to pay the dividends on preferred stock, after including the expense of the $4 million base award;

   * An incentive bonus is then allowed equal to 30% of the amount in excess of the required return to shareholders.

2. **Eligible Officers.** The Plan shall be available for the five most highly compensated executive officers of the Company as elected from time to time by the Board. Currently there are five Named Executive Officers, namely Robert G. Adams, President and Chief Executive Officer; D. Gerald Coggin, Senior Vice President, Corporate Relations; Donald K. Daniel, Senior Vice President & Controller; Charlotte A. Swafford, Senior Vice President & Treasurer; and Michael Ussery, Senior Vice President, Operations.

3. **Classes of Participation.** At the commencement of each calendar year the Compensation Committee of the Board of Directors ("Committee") shall assign a percentage of the Pool to each of the executive officers. Mr. Robert G. Adams was designated to receive 50% participation for 2007, with the other named executive officers each having received 12.5% participation.

4. **Administration of Plan.** The Committee shall recommend to the Board the appropriate classification for each executive officer, which shall be done at the commencement of each calendar year or upon the retention of employment of an executive officer. The Committee shall also consult with and advise management as to the allocation of the balance of the incentive Pool to other company employees. The Committee shall have the

full power to interpret and administer the Plan. The Committee shall have the full power and authority to *reduce* or eliminate altogether any bonus created pursuant to the Plan, but shall not have the power to *re-allocate* any executive officer's reduced bonus to any other executive officer or to increase any executive officer's bonus in excess of the bonus earned pursuant to the Plan.

This Plan was adopted and approved by the Board of Directors on the 20th day of December, 2006, approved Company's shareholders at the Annual Meeting of Shareholders held on April 24, 2007, and is now re-submitted for an amendment to the Plan by the shareholders on May 1, 2008.

s/John K. Lines
Secretary, SVP & General Counsel

NHC

NATIONAL HEALTHCARE CORPORATION
C/O COMPUTERSHARE
P.O. BOX 43078
PROVIDENCE, RI 02940-3078

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by National HealthCare Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to National HealthCare Corporation, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: NHLTH1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

NATIONAL HEALTHCARE CORPORATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS I & II.
Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
I. ELECTION OF DIRECTORS	☐	☐	☐	________________

For nominees listed below:
01) W. Andrew Adams
02) Ernest G. Burgess III
03) Emil E. Hassan

	For	Against	Abstain
II. PROPOSAL TO APPROVE AN AMENDMENT TO THE EXISTING NHC EXECUTIVE OFFICER PERFORMANCE BASED COMPENSATION PLAN.	☐	☐	☐

In their discretion, the Proxies are authorized to vote upon such matters as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS I & II.

Please sign exactly as name appears above. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full name as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

PROXY **NATIONAL HEALTHCARE CORPORATION**
100 E. Vine Street, Murfreesboro, Tennessee 37130

This Proxy is Solicited on Behalf of the Board of Directors.

The undersigned hereby appoints Robert G. Adams and/or John K. Lines as Proxies, each of them with power of substitution, to represent and vote on behalf of the undersigned all of the shares of National HealthCare Corporation which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at City Center on the 14th Floor, 100 E. Vine Street, Murfreesboro, Tennessee, on Thursday, May 1, 2008 at 4:00 p.m. Central Daylight Time and at any continuances thereof, hereby revoking all proxies heretofore given with respect to such stock, upon the proposals listed on the reverse side more fully described in the notice of and proxy statement for the meeting (receipt whereof is hereby acknowledged).

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE.

BOARD OF DIRECTORS



NATIONAL HEALTHCARE CORPORATION BOARD OF DIRECTORS, STANDING, FROM LEFT TO RIGHT: EMIL E. HASSAN, DR. J. PAUL ABERNATHY, LAWRENCE C. TUCKER, ERNEST G. BURGESS, III. SEATED, FROM LEFT TO RIGHT: ROBERT G. ADAMS, W. ANDREW ADAMS, AND RICHARD F. LAROCHE, JR.

Dr. J. Paul Abernathy, Director, 72, is a retired general surgeon who practiced in Murfreesboro from 1971 to 1995. Prior to 1971, he served as chief of surgery for the United States Air Force Base in Keesler, Mississippi. He is a member of the Southern Medical Society and the Southeastern Surgery Society, and is a Fellow in the American College of Surgeons. Dr. Abernathy is chairman of NHC's Nominating and Corporate Governance Committee.

Robert G. Adams, President, 61, 34 years with NHC, four years as president, 18 years as senior vice president and 17 years on the board. He also served as a health care center administrator and a regional vice president for NHC.

W. Andrew Adams, Chairman, 62, 34 years with National HealthCare Corporation. He served as NHC's president from 1974 to 2004 and has served as chairman since 1994. He is chairman of the board of National Health Investors, Inc., and he serves on the board of SunTrust Bank.

Ernest G. Burgess, III, Director, 68, 33 years with NHC. He served as NHC's senior vice president of operations for 20 years before retiring in 1994. His board of director's position spans 16 years.

Emil E. Hassan, Director, 61, retired as senior vice president of manufacturing, purchasing, quality and logistics for Nissan North America, Inc., in 2004. He is chairman of Auto Services Americas, which handles vehicle transportation logistics for Nissan and other manufacturers. Prior to joining Nissan, he was with Ford Motor Company for 12 years. He is on the board of Middle Tennessee Medical Center. Hassan is chairman of NHC's Compensation Committee.

Richard F. LaRoche, Jr., Director, 62, 32 years with NHC. He served as secretary and general counsel for 27 years and as senior vice president for 14 years before retiring in May 2002. LaRoche served as NHC's outside counsel from 1971 to 1975. He also serves on the board of Lodge Manufacturing Company.

Lawrence C. Tucker, Director, 65, has 41 years with Brown Brothers Harriman & Co., private bankers. Tucker became a general partner with Brown Brothers Harriman & Co. in 1979. He served on the firm's steering committee and was responsible for corporate finance activities, which included management of the 1818 Funds, private equity investing partnerships with originally committed capital of approximately $2 billion. He is chairman of NHC's Audit Committee.

NHC

NATIONAL HEALTHCARE CORPORATION

National HealthCare Corporation
100 Vine Street
Murfreesboro, TN 37130
Phone: (615) 890-2020
Fax: (615) 890-0123

END